FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Market Announcement — Cemig takes part in studies for gas pipeline, Companhia Energética de Minas Gerais — CEMIG, March 17, 2011

2.	Presentation — “Cemig’s 2010 Results”, Companhia Energética de Minas Gerais — CEMIG, March 29, 2011

3.	Notice to Shareholders, Companhia Energética de Minas Gerais — CEMIG, March 29, 2011

4.	Extraordinary General Meeting of Stockholders — CEMIG, March 24, 2011

5.	Summary of decisions of the 507th Meeting of the Board of Directors — CEMIG, March 30, 2011

6.	Market Announcement — Uberaba Gas Pipeline: Media Release, CEMIG, March 31, 2011

7.	Presentation - Earnings Release: CEMIG’s 2010 Results — CEMIG, March 31, 2011

8.	Ordinary and Extraordinary General Meeting: Convocation and Proposal — with Appendix — CEMIG, April 29, 2011

9.	Summary of decisions of the 506th Meeting of the Board of Directors — CEMIG, March 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date: April 7, 2011

1.               Market Announcement –– Cemig takes part in studies for gas pipeline, Companhia Energética de Minas Gerais –– CEMIG, March 17, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Feasibility study for São Paulo-Uberaba gas pipeline

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, and in relation to recent reports in the media, hereby informs the public as follows:

•                  Today Cemig, Petrobras and the government of the State of Minas Gerais signed a Letter of Intent to study the construction of a gas pipeline linking São Paulo to Uberaba, with a view, initially, to supplying the Nitrogenated Fertilizer Plant (UFN V) to be built by Petrobras.

•                  This letter of intent, which has a period of two years, does not include participation by the company in construction of the fertilizer plant, but only the carrying out of technical and feasibility studies for taking part in the construction of the gas pipeline.

Cemig will keep its stockholders and the market opportunely and properly informed on the progress of this project.

Belo Horizonte, March 17, 2011

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Financial Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.               Presentation –– “Cemig’s 2010 Results,” Companhia Energética de Minas Gerais – CEMIG, March 29, 2011

2010 results

Strategic Plan ensures solid results

Disclamer

Some statements and estimates in this material may represent expectations about future events or results that involve risks and uncertainties known and unknown. There is no guarantee that the events or results referred to in these expectations will occur.

These expectations are based on present assumptions and analyses from the viewpoint of our management, based on their experience, the macroeconomic environment, market conditions in the energy sector and our expected future results, many of which are not under Cemig's control.

Important factors that can lead to significant differences between actual results and projections about future events or results include Cemig's business strategy, Brazilian and international economic conditions, technology, Cemig´s financial strategy, changes in the energy sector, hydrological conditions, conditions in the financial markets, uncertainty regarding future results of operations, plans and objectives as well as other factors. Because of these and other factors, our actual results may differ significantly from those indicated in or implied by these statements.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could lead to different results from those estimated by Cemig, please consult the section on Risk Factors included in our Formulário de Referência filed with the Brazilian Securities Commission – CVM, and in Form 20-F filed with the U.S. Securities and Exchange Commission – SEC. Financial amounts are in R$ million (R$ mn) unless otherwise indicated, and reflect the adoption of IFRS

Execution of the Strategy takes Cemig to a new level

Cemig's Long-term Strategic Plan calls for – and produces – sustainable growth, ensuring value accretion for shareholders over the long term

- ✔ Leadership in consolidation of Brazilian electricity sector
- ✔ Balanced growth in the 3 segments of the business through acquisitions and new projects
- ✔ Growth model adopted is efficient and strengthens Cemig's strategic position
- ✔ Credit quality, financial solidity, ensure access to funding and new opportunities

Consolidated results in 2010

Net revenue
6%
12,158
12,863
2009
2010

Ebitda
-1%
4,588
4,543
2009
2010

Net income
6%
2,134
2,258
2009
2010

Cemig continues to deliver consistent results for its shareholders

- Successful growth strategy leads to a robust expansion of our indicators
- Portfolio of businesses sustains Ebitda of R$ 4.5 billion
- Quality of assets and operational efficiency enables improvement in margins

Restructuring of Cemig's Executive Board

- Two new Chief Officer's Departments:
  - Legal Department --> Chief Counsel: Maria Celeste Morais Guimarães
  - Institutional Relations and Communication --> Chief Officer: Luiz Henrique Michalik
- Objectives of the new structure
  - More efficiency in decision-making
  - Adapting the company to a more complex scenario
    - Size of the Cemig Group
    - Relationship with regulators of Brazil and other countries
  - Greater alignment of interests with our partners

Generation: Continuous growth in sustainable energy

- Installed capacity of 84MW added in 2010
  - 49MW with startup of Ceará Wind Farm (100MW – Cemig GT stake 49%)
  - 35MW in startups of Small Hydro Plants
- Santo Antonio hydro complex
  - Startup date of Santo Antonio plant brought forward to December 2011
  - 2.4% increase in Assured Energy approved by Aneel, awaits MME regulation
  - Application made to Aneel for expansion by 300MW to 3,450MW
- Under study: 2,000MW more in hydro plants and 800MW in wind plants

Cemig: installed capacity (MW)

6,678
6,691
6,812
6,896
2007
2008
2009
2010

Distribution: Cemig is "Brazil's best energy"

SAIDI (outage duration) index:
Brazilian State capitals with over 500k consumers - South, Southeast, Center-West regions - 2010
7
7
10
10
11
9
Belo Horizonte
Curitiba
Porto Alegre
Rio de Janeiro
Goiânia
São Paulo

Source: Aneel

SAIDI = System Average Interruption Duration Index (Hours/year)

SAIDI indices compared
7
11
18
Cemig
Southeast
Brazil

Source: Aneel

Main causes of outages
15 %
31 %
54 %
Externo
Interno
Programado

Natural gas: Gasmig growing vigorously

- Gasmig: distribution network now 795 km
  - South of Minas distribution network – 104 km: opened in 2010
  - Second phase of "Steel Valley" (Vale do Aço) network: opened September 2010
  - Start of operation of 393km of gas pipelines
- Growth in conventional gas: 220 million m3/year
- Investments of R$ 700mn in last 2 years
- By 2012: feasibility study for further 70km of pipeline in Steel Valley – between Belo Oriente and Governador Valadares

Volume sold (million m3/year)
752
743
881
962
2004
2006
2008
2010

Sustainability:recognition

- Cemig once again chosen for the Dow Jones Sustainability Index (DJSI)
  - 11th consecutive year in the index – every year since its creation
  - Only Latin American electricity company included in the index – since its creation
  - Selection reflects Cemig's daily commitment to economic performance, society and the environment
- Inclusion in ISE – Corporate Sustainability – Index of the BM&FBovespa for 6th year running
- Rated "Prime" for 2nd year by Oekom Research (Germany)
- Inclusion in Carbon Efficient Stock Index (ICO2) of the BM&FBovespa/BNDES.

Growth strategy

- Growth model sustains Cemig's leadership in Brazilian electricity sector
- Dividends received from holdings reach R$ 266 million in 2010
- Holdings are vehicles of growth in the sector
  - Addition of value for financial partners – a permanent commitment
  - We are currently forming a new partnership for acquisition of interests in Light previously held by Equatorial and Luce Fund
    - Constitution of a Special-purpose Company with financial partners to acquire these stakes

Dividends received from holdings, R$ mn

24
127
158
180
266
2006
2007
2008
2009
2010

Contribution to net profit of investees, R$ mn

24
195
185
181
246
2006
2007
2008
2009
2010

Remuneration to the shareholder

- **Dividends paid in 2010 reach R$ 1.8 billion**
  - **Ordinary dividends R$ 931mn, paid in equal parts in June and December 2010**
  - **Extraordinary dividends: R$ 900 million, paid in December 2010**
- **Total return to the shareholder, in 2010:**
  - **Cemig PN: +9.3%**
  - **Cemig ON: +12.1%**

Payments obey the dividend policy in our Bylaws – of value creation for shareholders.

Dividends paid , R$ mn
1,001
497
715
872
944
900
931
2006
2007
2008
2009
2010
Ordinary
Extraordinary

Dividend payout for Cemig preferred shares (CMIG4) %
9
8
6
6
9
2006
2007
2008
2009
2010

Financial management

- Portfolio of businesses and financial discipline puts Cemig on path of sustainable growth and addition of value for shareholders:
  - Solidity of results
    - Balance between the 3 main businesses (G, T, D) increases predictability, reduces risk
    - Strong operational cash flow for payment of dividends, acquisitions and debt servicing
  - Quality of balance sheet gives us wide access to credit
    - Low debt indices, high coverage indices
    - Robust cash position: R$ 3 billion
    - Debt profile appropriate for our businesses
  - Partnerships with financial investors
    - Structuring of equity investment funds frees cash for other investments and guarantees future growth

Debt profile

Timetable of maturities

3,545
2,203
2,578
2,443
1,520
476
422
870
2011
2012
2013
2014
2015
2016
2017 to 2030
undefined

Main indexors

3 %
6 %
1 %
13 %
3 %
16 %
58 %
FINEL/RGR
DOLAR
CDI
IPCA
IGPM
URTJ
OUTROS OTHERS

Average real cost of debt (%)

9
7.3
5.8
5.4
5.3
5.7
6.5
6.8
6.8
dez/08
mar/09
jun/09
set/09
dez/09
mar/10
jun/10
set/10
dec/10 *

*At constant December 2010 prices; including investees.

Consolidated debt at Dec. 31, 2010

	CEMIG CONSOLIDATED		CEMIG GT		CEMIG D	
Total debt	13.226		7.636		3.047	
Debt in foreign currency	191	1%	13	0,2%	122	4%
Net debt	10.247		5.874		2.544	
Ebitda / Interest	4,22		3,63		4,52	
Net debt / Ebitda	2,26		2,52		2,16	
Net debt / (Stockholders' equity + Net debt)	47,2%		53,8		51,7%	

Net debt = (Total debt) – (Cash and cash equivalents)

Consolidated sales volume

Consolidated sales, 2010 - GWh
60,909
200
2,188
29
246
344
2,243
96
66,255
9%
2009
Residential
Industrial
Commercial
Rural
Wholesale
CCEE (Spot)
Other
2010

- **Record consolidated sales in 2010: 66,255 GWh**
- **Robust growth in all consumer categories**
  - **Growth of Brazilian economy boosts demand inside and outside concession area (Free Consumers)**
  - **Sales volume traded on CCEE (spot market) reflects secondary supply and Cemig D being under-contracted**

Cemig GT – Sales Volume

Variation by type in 2010 - GWh
34,268
2,277
1,588
-2,062
370
36,440
6%
2009
Free Consumers
Wholesale - Free Market
Regulated market
CCEE (Spot)
2010

Volume by market – GWh
2,401
15,339
18,700
2,032
15,813
16,423
2010
2009
Free Consumers
Regulated and Free Markets
CCEE (Spot)

- **Growth in sales to free industrial clients due to strong expansion of the market in Minas Gerais**
- **Increase in sales of electricity from incentive-bearing sources to industrial and commercial clients**
- **Greater availability of hydro energy in January–July 2010 resulted in higher spot market sales**
- **Electricity contracted in the adjustment auction of 2009 was re-sold in the Free Market in 2010**

Cemig D – sales by consumer category

Cemig D: 2010 sales volume - GWh

11%
25,037
22,550
2009
2010

- Strong growth reflects the expansion of the economy of Minas Gerais
- Captive market grew by 3.4%, with highest growth in Residential, Commercial/Services and Rural
- Sales on the CCEE were possible because of under-contracting in 2010
- Electricity distributed by Cemig D in 2010 totaled 42,375 GWh

Sales by consumer category – GWh

CATEGORY	2010	2009	VARIAÇÃO	
Residential	8,134	7,774	5%	
Industrial	4,757	4,826	-1%	12%
Commercial	4,776	4,642	3%	4%
Rural	2,455	2,208	11%	
Other	2,979	2,881	3%	
Sub Total	23,102	22,332	3%	6%
CCEE	1,936	219	782%	
TOTAL	25,037	22,551	11%	

Breakdown by consumer category – 2010 (%)

13 %
10 %
35 %
21 %
21 %
Residential
Industrial
Comercial
Commercial
Rural
Others
Outros

Consolidated net revenue

Consolidated net revenue, 2009-2010 - R$ mn
12,164
118
336
-193
610
90
68
-357
12,863
6%
2009
Final consumers
TUSD
Wholesale and CCEE
Use of network
Gas
Others
Deductions
2010

- Balanced portfolio of businesses leads to increase in net revenue in 2010
- Robust increase in revenue from use of network reflects acquisition of Taesa and increased stake in TBE
- Expansion of demand for natural gas in the state of Minas Gerais leads to an increase of almost R$ 90 million in net revenue of Gasmig

Consolidated operational expenses

Expenses in 2010 - R$ mn
8%
8,501
9,216
2009
2010

Consolidated expenses: 2009 - 2010, R$ mn
523
87
20
14
104
59
1
81
150
0
-107
-125
Personnel
Post-employment
Materials
Outsourced services
Bought energy
Royalties
Provisions
Charges
Gas
Depreciation
Profit shares
Construction costs
Other

- **Program of operational efficiency and cost reduction starting to produce results**
  - **Personnel expenses reduced by R$ 107 million (2009–2010)**
- **Priority given to preventive maintenance increases the expense on outsourced services**
- **Growth of expenses on electricity bought for resale arises from greater selling activity of Cemig GT and increased load for Cemig D**
  - **Increase in bought electricity at Cemig D is a non-controllable cost, passed on to the tariff**

Balanced portfolio sustains Ebitda

Ebitda of principal companies in 2010

LAJIDA	2010	STAKE
CEMIG GT	1.801	40%
CEMIG D	1.469	32%
LIGHT	392	9%
GASMIG	67	1%
TBE	188	4%
TAESA	279	6%
OUTRAS	346	8%
CONSOLIDADO	4.542	100%

Geração
Generation
Distribuição
Distribution
Transmissão
Transmission
Outras Others
48 %
34 %
15 %
3 %

PROFIT ALLOCATION PROPOSAL

The Board of Directors will propose to the Annual General Meeting, to be held in April 2010, that the net profit for the year, of R$ 2.258 billion, should be allocated as follows:

- R$ 1.196 billion (52.97% of the net profit) to payment of dividends
- Dividends declared of R$1.75/share. Dividend Yield as of 03/29/2011:
  - Preferred Share:6%
  - Common Share: 8%
- R$ 113 million to the Legal Reserve
- R$ 238 million for absorption of the accounting loss resulting from adoption of the new accounting rules
- R$ 711 million to be retained in Stockholders' equity

Cash Flow

Cash Flow, 2010 and 2009

DESCRIÇÃO	2010	2009
Cash at start of period	4.425	2.284
Cash from operations	3.457	2.570
Net income	2.258	2.134
Depreciation and amortization	896	936
Suppliers	269	(40)
Provisions for operational losses	(78)	(168)
Other adjustments	112	(292)
Other adjustments	(377)	3.270
Financing obtained and capital increase	6.227	5.223
Payments of loans and financings	(4.775)	(1.016)
Interest on Equity and dividends	(1.829)	(937)
Investment activity	(4.525)	(3.699)
Investments	(1.880)	(1.390)
Property,Plant and Equipment	(2.645)	(2.309)
CASH AT END OF PERIOD	2.980	4.425

Investment program

DESCRIPTIONS	2010	PLANNED 2011	PLANNED 2012
P1 projects	549	1.537	1.127
Generation	29	165	84
Transmission	12	72	87
Cemig D	507	1.299	954
Cemig (Holding co.)	1	1	2
Light for Everyone program	474	374	-
CDE funding	-59	-142	-58
Minas Gerais state	-	-189	-16
Acquisitions	1.686	408	7
Terna Participações(Equity)	827	-	-
LIGHT /Redentor Offering - LUCE	734	388	-
TBE	104	20	7
Lightger acquisition – Paracambi PHC	20	-	-
TOTAL	2.708	2.319	1.134

(Note:) Amounts estimated from 2010 onward, based on corporate planning, at December 2010 prices. They include the basic investments required to maintain the routine of the Distribution, Generation and Holding companies.

Long-term target is 20% market share in the various segments of the electricity market

- Transmission
- Transmission under construction
- Cemig Free Client
- Purchase of electricity
- Gas distribution
- Distribution
- Generation
- Generation under construction
- Wind power generation
- Telecommunication
- See All

PA
MA
CE
RN
PB
PE
RO
TO
MT
BA
GO
MG
MS
ES
SP
RJ
PR
SC
RS
CHILE

Cemig: a global investment option...

TOTAL ASSETS	22,0
SHAREHOLDERS' EQUITY	11,5
CONSOLIDATED NET SALES	12,9
MARKET VALUE	20,5
OPERATION IN THE GREATER PART OF BRAZIL	
INITIAL INVESTMENTS OUTSIDE BRAZIL ARE A REALITY	
*Values in R$ Billion	

The market capitalization is the total number of the Company's shares multiplied by the closing price of the preferred shares on March 25, 2010.

...With shareholders in more than 44 countries

North Americ
Canada
Mexico
United States
XCMIG/2010
€ 40,8 million
Europe
Luxemburg
UK
Spain
Switzerland
Ireland
Guernsey
Jersey
Romania
Holland
France
Norway
Denmark
Italy
Sweden
Germany
Belgium
Austria
Portugal
Poland
Asia
Brunei
China
Singapore
South Korea
Japan
Malaysia
CIG/2010
US$ 7,2 billion
CIG.C/2010
US$ 3,7 million
Central America
Bahamas
Cayman Islands
Turks and Caicos
Islands
Virgin Islands
Middle East
Saudi Arabia
UAE
Kuwait
Oman
Syria
South America
Argentina
Bolivia
Brazil
Chile
Uruguay
CMIG4/2010
R$ 9,06 billion
CMIG3/2010
R$ 409 million
Oceania
Australia

- Average daily trading in 2010
  Bovespa: R$ 42 million
  NYSE: US$ 32 million

- Shares traded on 3 stock exchanges
- More than 114,000 Shareholders in 44 countries

Capital markets and Investor relations

Stock performance

300%
250%
200%
150%
100%
50%
0%
dez-04
mar-05
jun-05
set-05
dez-05
mar-06
jun-06
set-06
dez-06
mar-07
jul-07
set-07
dez-07
mar-08
jul-08
set-08
dez-08
mar-09
jul-09
set-09
dez-09
mar-10
jul-10
set-10
dez-10
PN
ON
IBOV

Investor relations in 2010

- More than 500 one-on-one meetings
- 4 Non Deal Road Shows
- 15 congresses, training courses and trade shows (with stand)
- 36 seminars, conferences and special events

Investor Relations

ri@cemig.com.br

Phone Number: (55-31) 3506-5024

Fax: (55-31) 3506-5025

CEMIG

Glossary

ACR: Regulated Contracting Environment in which purchases and sales involving Distributors occur by means of public auctions.

ACL: Free Contracting Environment, in which purchases and sales of electricity among Free Clients, Marketers and Generators occur, through freely negotiated bilateral contracts.

ANEEL: The Brazilian energy sector is regulated by ANEEL, an independent federal regulatory agency.

BRGAAP: Brazilian accounting principles.

CCC - Conta Consumo de Combustíveis Fósseis [Fossil Fuel Consumption Account]: The CCC was created to generate financial reserves to cover higher costs associated with greater use of thermoelectric plants in the event of drought, as a function of the fact that marginal operating costs of thermoelectric plants are higher than those of hydroelectric plants. Every energy company must make an annual contribution to the CCC. The annual contributions are calculated based on cost estimates of the fuel required by thermoelectric plants in the following year.

CCEE - Câmara de Comercialização de Energia Elétrica [Electricity Marketing Council]: Its purpose is to make marketing electricity on the National Interconnected System viable.

CDE - Conta de Desenvolvimento Energético [Energy Development Account]: Source of the subsidy created to make alternative sources of energy – such as wind-driven and biomass – competitive, and to promote universalization of electricity services. Its resources come from annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL, and the CDE will remain operational for 25 years, and it will be administered by Eletrobrás.

DEC - Duração Equivalente de Interrupção por Unidade Consumidora [Equivalent Duration of Interruption per Consumer Unit]: During a period observed in each consumer unit of a group that is being considered, the average interval of time of an interruption in electricity distribution.

Dividend Yield: The annual percentage of return that a shareholder receives in the form of dividends and Interest on Own Capital (per share) in relation to the share price.

FEC - Freqüência Equivalente de Interrupção de Energia [Equivalent Frequency of Electricity Interruption]: Number of interruptions in electricity distribution that occur on average during an observed period, in each consumer unit of a determined group.

GSF: Generating Scaling Factor. The factor used to determine the Allocated Energy from each generator participating in the National Interconnected System. It is calculated as a function of availability of generation and the verified market, among other parameters.

FIDC (Receivables Fund) – Fund of credit rights. It is formed of realizable assets.

Hedge: Term that means safeguard. It is a mechanism used by people or companies who need to protect themselves against price fluctuations that usually occur in commodities or exchange markets.

EBITDA: Earnings Before Interest (Financial Results), Taxes, Depreciation and Amortization. It states the Generation of Operating Cash of a company, and provides a snapshot of how much money a company is generating from its main business.

EBITDA / NET OPERATING REVENUES (EBITDA MARGIN): Percentage that relates Generation of Operating Cash with Operating Revenues. It shows the percentage at which revenues become cash after operations, giving an idea of the business' profitability.

Glossary

Payout – Percent of net income to be distributed as dividends.
P/L (Price to Earnings Ratio) – Relationship between share price and profit per share.
PL – Shareholders' Equity
PLD – Price for Liquidation of Differences, called "Spot" price.
RTD- Deferred Tariff Adjustment: ANEEL defined the results of the periodic tariff adjustment of Cemig Distribution, which includes restatement of electricity supply tariffs at levels that are compatible with preserving the economic-financial balance of the concession contract, providing sufficient revenues to cover efficient operating costs and adequate remuneration on investments. The average adjustment that was applied on a provisory basis to Cemig's tariffs on April 8, 2003 was 31.53%, while the definitive tariff restatement for CEMIG should have been 44.41%. The 12.88% difference will be offset through an increase in each projected tariff adjustment to occur from 2004 to 2007, cumulatively. The difference between the tariff adjustment to which Cemig Distribution has a right and the tariff effectively charged consumers was recognized as a Regulatory Asset.
RTE – Extraordinary Tariff Restatement: Tariff adjustment granted in December 2001 to distributors and generators in regions that experienced rationing. Projected in the General Agreement of the Electricity Sector, it resulted in a 2.9% increase to tariffs for residential consumers (with the exception of Low Income Consumers) and rural consumers, and 7.9% for other consumers. The objective of the adjustment was to replace the losses that energy distributors and generators had from the reduced consumption imposed by the government. The duration of the adjustment varies according to the time necessary to recover each concessionaire's losses.
RGR – Global Reversion Reserve: Annual number embedded in concessionaires' costs to generate resources for expansion and improvement of public electricity services. The amounts are collected on a monthly basis in favor of Eletrobrás, which is responsible for administering resources, and they must also be used by Procel.
Total Shareholder Return – This is the shareholder return obtained by adding dividends (yield) and the percentage appreciation of the shares.
TUSD – Distribution System Usage Tariffs: The TUSD is paid by generation companies and by Free Clients for use of the distribution system of the distribution concessionaire to which the generator or free client is connected, and it is revised annually according to the inflation index and investments made by the distributors in the previous year to maintain and expand the network. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of energy contracted with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW, which is established by ANEEL.
UHE – Hydroelectric Plant: Plant that uses mechanical energy from water to turn the turbines and generate electricity.
UTE - Thermoelectric Plant: Plant in which the chemical energy contained in fossil fuels is converted into electricity.
Market value – This is the value of the company calculated by multiplying the number of shares by their respective price.
WACC – Weighted Average Cost of Capital: average weighted cost of capital.

DESENVOLVIDO POR

APPENDIX

Cemig Consolidated charts from I to IX (Values in million of Reais)

Charts I

Energy Sales (Consolidated)	2010	2009	Change%
Residential	9.944	9.744	2
Industrial	24.826	22.638	10
Commercial	6.227	6.198	0
Rural	2.466	2.220	11
Others	3.663	3.635	1
Subtotal	47.127	44.435	6
Own Consumption	53	52	3
Supply	14.204	13.860	2
Transactions on the CCEE	4.785	2.542	88
Sales under the Proinfa program	85	20	—
TOTAL	66.255,00	60.909	9

Charts II

Energy Sales	2010	2009	Change%
Residential	4.833	4.625	4
Industrial	3.936	3.856	2
Commercial	2.718	2.740	(1)
Rural	632	572	10
Others	1.171	1.173	(0)
Electricity sold to final consumers	13.290	12.966	2
Low-Income Consumers Subsidy	133	265	(50)
Unbilled Supply, Net	(71)	2	(3.650)
Supply	1.445	1.634	(12)
Transactions on the CCEE	133	137	(3)
Sales under the Proinfa program	24	4	—
TOTAL	14.954	15.008	(0,4)

Charts III

Sales per Company

Cemig Distribution

2010 Sales	GWh
Industrial	4.757
Residencial	8.134
Rural	2.455
Commercial	4.776
Others	2.979
Sub total	23.101
Wholesale supply	1.936
Total	25.037

Cemig GT

2010 Sales	GWh
Free Consumers	18.700
Wholesale supply	15.339
Wholesale supply others	10.144
Wholesale supply Cemig Group	1.356
Wholesale supply bilateral contracts	3.839
Transactions in the CCEE (PLD)	2.401
Total	36.440

Independent Generation

2010 Sales	GWh
Horizontes	83
Ipatinga	300
Sá Carvalho	490
Barreiro	98
CEMIG PCH S.A	120
Rosal	265
Capim Branco	522
Cachoeirão	75
Vendas CCEE (PLD)	103
TOTAL	2153

RME (25%)

2010 Sales	GWh
Industrial	384
Residencial	1.810
Commercial	1.365
Rural	11
Others	737
Wholesale supply	1.068
Transactions in the CCEE (PLD)	345
Total	5.720

Cemig Consolidated by Company

2010 Sales	GWh	Participação
Cemig Distribution	25.037	38%
Cemig GT	36.440	55%
Wholesale Cemig Group	5.720	9%
Wholesale Light Group	2.153	3%
Independent Generation	(2.784)	—
RME	(311)	—
Total	66.255	100%

Charts IV

Operating Revenues	2010	2009	Change%
Sales to end consumers	13.351	13.233	1
TUSD	1.658	1.332	24
Supply + Transactions in the CCEE	1.578	1.771	(11)
Revenues from Trans. Network	1.555	903	72
Gas Supply	398	307	30
Others	418	349	20
Subtotal	18.958	17.895	6
Deductions	(6.095)	(5.737)	6
Net Revenues	12.863	12.158	6

Charts V

Operating Expenses	2010	2009	Change%
Personnel/Administrators/Councillors	1.211	1.318	(8)
Forluz — Post-Retirement Employee Benefits	107	150	(29)
Materials	134	114	18
Raw material for production	—	4	(100)
Contracted Services	923	819	13
Purchased Energy	3.722	3.199	16
Royalties	140	154	(9)
Depreciation and Amortization	896	895	0
Operating Provisions	138	124	11
Charges for Use of Basic Transmission Network	728	853	(15)
Gas Purchased for Resale	225	166	36
Other Expenses	466	312	49
Employee Participation	325	238	37
Cost from Operation	201	120	68
TOTAL	9.216	8.466	9

Charts VI

Financial Result Breakdown	2010	2009	Change%
Financial revenues	849	833	2
Revenue from cash investments	392	272	44
Arrears penalty payments on electricity bills	137	170	(19)
Minas Gerais state government	129	149	(13)
FX variations	51	116	(56)
Pasep and Cofins taxes on financial revenues	(39)	(40)	(1)
Gains on financial instruments	8	1	530
Adjustment to present value	17	2	708
Other	154	163	(5)
Financial expenses	(1.674)	(1.188)	41
Costs of loans and financings	(1.075)	(799)	35
FX variations	(37)	(18)	107
Monetary updating — loans and financings	(144)	(9)	1.443
Monetary updating — paid concessions	(42)	—	—
Losses on financial instruments	(14)	(91)	(85)
Charges and monetary updating on Post-employment obligations	(142)	(93)	53
Amortization of goodwill premium /discount on investments	(72)	(34)	111
Other	(147)	(144)	2
Financial revenue (expenses)	(825)	(354)	133

Charts VI

Statement of Results	2010	2009	Change%
Net Revenue	12.863	12.158	6
Operating Expenses	9.216	8.466	9
EBIT	3.647	3.692	(1)
EBITDA	4.543	4.588	(1)
Financial Result	(825)	(354)	133
Provision for Income Taxes, Social Cont & Deferred Income Tax	(564)	(1.131)	(50)
Minority Shareholders	—	(73)	(100)
Net Income	2.258	2.134	6

Charts VII

BALANCE SHEETS (CONSOLIDATED) - ASSETS	2010	2009
CURRENT	8.086	8.617
Cash and cash equivalents	2.980	4.425
Securities — cash investments	322	—
Consumers and Traders	2.263	2.278
Concession holders — transport of energy	401	367
Financial assets of the concession	625	222
Taxes offsetable	374	357
Income tax and Social Contribution recoverable	490	530
Inventories	41	35
Other credits	590	403
NON-CURRENT	25.470	21.677
Accounts receivable from Minas Gerais state government	1.837	1.824
Credit Receivables Investment Fund	—	—
Deferred income tax and Social Contribution tax	1.801	1.108
Taxes offsetable	140	115
Income tax and Social Contribution recoverable	83	118
Deposits linked to legal actions	1.027	693
Consumers and Traders	96	161
Other credits	114	115
Financial assets of the concession	7.316	5.508
Investments	24	26
Fixed assets	8.229	8.303
Intangible	4.804	3.705
TOTAL ASSETS	33.556	30.294

Charts VIII

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	2010	2009
CURRENT	6.403	10.280
Suppliers	1.121	852
Regulatory charges	384	324
Profit shares	116	98
Taxes, charges and contributions	404	419
Income tax and Social Contribution tax	137	127
Interest on Equity and dividends payable	1.154	954
Loans and financings	1.574	5.878
Debentures	629	781
Salaries and mandatory charges on payroll	243	353
Post-employment obligations	99	94
Provision for losses on financial instruments	69	78
Other obligations	473	320
NON-CURRENT	15.676	8.849
Regulatory charges	142	152
Loans and financings	6.244	4.044
Debentures	4.779	590
Taxes, charges and contributions	693	327
Income tax and Social Contribution tax	1.065	989
Provisions	371	562
Concessions payable	118	80
Post-employment obligations	2.062	1.915
Other obligations	201	190
STOCKHOLDERS’ EQUITY	11.476	11.166
Registered capital	3.412	3.102
Capital reserves	3.954	3.969
Profit reserves	2.873	3.177
Adjustments to Stockholders’ equity	1.209	1.343
Accumulated Conversion Adjustment	1	0
Funds allocated to increase of capital	27	27
Accumulated losses	—	(453)
TOTAL LIABILITIES	33.556	30.294

Charts IX

Cash Flow Statement	2010	2009	Change%
Cash at beginning of period	4.425	2.284	94
Cash generated by operations	3.457	2.570	35
Net profit	2.258	2.134	6
Depreciation and amortization	896	936	(4)
Suppliers	269	(40)	(773)
Provisions for operational losses	(78)	(168)	(54)
Other adjustments	112	(292)	(138)
Financing activities	(377)	3.270	(112)
Financings obtained and capital increase	6.227	5.223	19
Payments of loans and financings	(4.775)	(1.016)	370
Interest on Equity, and dividends	(1.829)	(937)	95
Investment activity	(4.525)	(3.699)	22
Investments	(1.880)	(1.390)	35
Fixed and Intangible assets	(2.645)	(2.309)	15
Cash at end of period	2.980	4.425	(33)

Cemig GT charts from I to III (Values in million of Reais)

Charts I

Operating Revenues	2010	2009	Change%
Sales to end consumers	2.109	1.765	19
Supply	1.571	1.793	(12)
Revenues from Trans. Network + Transactions in the CCEE	1.209	789	53
Others	52	88	(41)
Subtotal	4.941	4.435	11
Deductions	(1.026)	(899)	14
Net Revenues	3.915	3.536	11

Charts II

Operating Expenses	2010	2009	Change%
Personnel/Administrators/Councillors	307	309	(1)
Employee Participation	75	55	—
Depreciation and Amortization	374	445	(16)
Charges for Use of Basic Transmission Network	250	275	(9)
Contracted Services	149	151	(1)
Forluz — Post-Retirement Employee Benefits	24	30	(20)
Materials	24	21	14
Royalties	135	140	(4)
Operating Provisions	(9)	3	—
Other Expenses	83	52	60
Purchased Energy	371	149	149
Raw material for production	—	4	(100)
Construction Cost	152	89	71
Total	1.935	1.723	12

Charts III

Statement of Results	2010	2009	Change%
Net Revenue	3.915	3.536	11
Operating Expenses	1.935	1.723	12
EBIT	1.980	1.813	9
EBITDA	2.353	2.258	4
Financial Result	(513)	(277)	85
Provision for Income Taxes, Social Cont & Deferred Income Tax	(383)	(433)	(12)
Net Income	1.084	1.103	(2)

Cemig D charts from I to IV (Values in million of Reais)

Charts I

	CEMIG D Market (GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q09	5.448	3.269	8.717	21
2Q09	5.478	3.593	9.071	21
3Q09	5.666	3.915	9.581	22
4Q09	5.740	4.304	10.043	22
1Q10	5.613	4.385	9.998	23
2Q10	5.710	4.914	10.625	24
3Q10	5.841	5.047	10.888	25
4Q10	5.938	4.927	10.865	25

Charts II

Operating Revenues	2010	2009	Change%
Sales to end consumers	9.344	9.223	1
TUSD	1.640	1.196	37
Subtotal	10.984	10.419	5
Others	91	85	7
Subtotal	11.075	10.504	5
Deductions	(4.148)	(3.810)	9
Net Revenues	6.927	6.694	3

Charts III

Operating Expenses	2010	2009	Change%
Purchased Energy	2.925	2.483	18
Personnel/Administrators/Councillors	759	880	(14)
Depreciation and Amortization	378	357	6
Charges for Use of Basic Transmission Network	616	553	11
Contracted Services	642	523	23
Forluz — Post-Retirement Employee Benefits	78	92	(15)
Materials	99	82	21
Operating Provisions	209	66	217
Other Expenses	186	217	(14)
Employee Participation	236	162	46
Total	6.128	5.415	13

Charts IV

Statement of Results	2010	2009	Change%
Net Revenue	6.927	6.694	3
Operating Expenses	6.128	5.415	13
EBIT	799	1.279	(38)
EBITDA	1.177	1.637	(28)
Financial Result	(224)	(87)	157
Provision for Income Taxes, Social Cont & Deferred Income Tax	(135)	(416)	(68)
Net Income	440	776	(43)

3.             Notice to Shareholders, Companhia Energética de Minas Gerais – CEMIG, March 29, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2010, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 29, 2011

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Financial Control of Holdings

Av.Barbacena,   1200  —  Santo Agostinho  —  CEP  30190-131

Belo Horizonte - MG - Brasil - Tel.: (31)3506-5024 Fax (31)3506-5025

4.             Extraordinary General Meeting of Stockholders – CEMIG, March 24, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

MARCH 24, 2011

MINUTES

At 10.30 a.m. on March 24, 2011, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Dr. Roney Luiz Torres Alves da Silva, Acting General Attorney of the State of Minas Gerais, in accordance with the legislation currently in force.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.  She further stated that the stockholders present should a stockholder to Chair this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the stockholder The State of Minas Gerais put forward the name of the stockholder Maria Celeste Morais Guimarães to chair the Meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chair then declared the Meeting open, noting the presence of Mr. Vicente de Paulo Barros Pegoraro, a member of the Company’s Audit Board, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on February 19, 22 and 23 of this year, O Tempo, on February 19, 20 and 21, and Valor Econômico on February 21, 22 and 23 of this year, the content of which is as follows:

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on March 24, 2011 at 10.30 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)             Authorization of the grant, by the Company, to Fundo de Investimento em Participações Redentor — FIP Redentor, of an option to sell to Cemig, at the end of the 60th month from the date of subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica (Parati S.A.), the totality of the shares owned by FIP Redentor in Parati S.A., with Cemig having the obligation to buy such shares, or to appoint a third party that shall buy them.

2)             Appointment of Banco Bradesco BBI S.A. to prepare the Valuation Opinion valuing Parati S.A. Participações em Ativos de Energia Elétrica, in accordance with Paragraphs 1 and 6 of Article 8 of Law 6404/1976.

3)             Approval of the Economic-Financial Valuation Opinion on Parati S.A. Participações em Ativos de Energia Elétrica, prepared by Bradesco BBI S.A. in January 2011, in accordance with the terms of Paragraphs 1 and 6 of Article 8 of Law 6404/1976.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by August 22, 2011, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, February 17, 2011,

Dorothea Fonseca Furquim Werneck

Chairman of the Board of Directors      ”

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, and the Opinion of the Audit Board on it, the contents of which documents are as follows:

“     PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 24, 2011.

Dear Stockholders:

We, the Board of Directors of Companhia Energética de Minas Gerais – Cemig,

• WHEREAS:

1)                          under the Share Purchase Agreement signed on December 30, 2009 between Cemig and Fundo de Investimento em Participações PCP (“FIP PCP”), in which Equatorial Energia S.A. (“Equatorial”) is consenting party, it is agreed that Cemig or a company in which Cemig holds a minimum equity interest of 20% will acquire 55.41% of the voting and total stock held by FIP PCP in Redentor Energia S.A. (“Redentor”), a company listed on the Novo Mercado of the BM&FBovespa, which holds 100% of Rio Minas Energia Participações S.A. (“RME”), which in turn holds 13.03% of the shares of Light S.A. (“Light”), signing of this contract having been authorized by the Board of Directors through CRCA 080/2009, of December 30, 2009;

2)                          the minority stockholders of Redentor (44.59% of the registered capital) will have the right to sell their shares to the purchaser for the same amount paid for the shares that are in the controlling stockholding block, through a Public Offering for Acquisition of Shares in a Sale of Control (“the Public Offering”), in the terms of Article 254-A of Law 6404/1976;

3)                          in view of the financial obligations involved in the acquisitions, the analyses made by Cemig have indicated that, as the best alternative, the acquisitions should be made in partnership with a financial partner which would acquire part of the shares and receive, in consideration, an option to sell those shares to Cemig, with a minimum guaranteed remuneration — and this financial partner would be an Equity Investment Fund (FIP), the unit holders of which would be financial institutions interested in participating in projects of low performance risk, that are already being operated by a company with proven operational excellence, and in earning an attractive return;

4)                          the alternative of acquisition of assets in partnership with an FIP was recently used by Cemig in the acquisition of Terna Participações S.A., which showed itself to be an attractive investment opportunity for the market and, for Cemig, an efficient instrument of partnership with the private sector;

5)                          on February 25, 2010, through CRCA 004/2010, the Board of Directors of Cemig decided to authorize the partnership of Cemig with BTG Alpha Participações Ltda. (“BTG Alpha”), and, subsequently, with its successor, Fundo de Investimento em Participações Redentor (“FIP Redentor”), for acquisition of the equity interest owned by FIP PCP in Light, through the company named Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”);

6)                          on March 24, 2010, Cemig signed a Share Purchase Agreement with Enlighted Partners Venture Capital (“Enlighted”), a limited liability company established in Delaware, USA, granting an Option to Sell 100% of the rights of participation in Luce Investment Fund, which holds 75% of the units of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which, in turn, is the indirect owner of 13.03% (thirteen point zero three per cent) of the registered capital of Light S.A. — and this Option to Sell could be exercised between October 1 and 6, 2010, and signature of this contract was authorized by the Board of Directors through CRCA 007/2010, of March 19, 2010;

7)                          the remaining 25% of the equity in FIP Luce is held by Fundação de Seguridade Social Braslight (“Braslight”), and, with Enlighted exercising the Sell Option, Braslight will have the right to exercise joint sale of the totality of its holding, as specified in an existing Unit Holders’ Agreement governing FIP Luce;

8)                          on October 6, 2010, Enlighted exercised the said Sell Option and, consequently, Braslight also stated its desire to exercise its right of joint sale, so that Cemig or a third party indicated by it will have to acquire 100% of the units of FIP Luce, which will represent the acquisition of a further 13.03% of the registered and voting capital of Light;

9)                          Cemig intends to assign all the rights and obligations specified in the contracts referred to above to Parati, the purpose of this being to enable continuation of its policy of expansion through other acquisitions, maintaining its indebtedness capacity, and also allowing maintenance of the debts contracted by Light, since that company would not become a company subject to state control and, in addition, neither would it be subject to the rules governing containment of credit to the public sector;

10)                    the objects of Parati will be to acquire the shares that represent up to 26.06% of equity participation in the voting and total capital of Light, held, indirectly, by the FIP PCP, and by Enlighted;

11)                   FIP Redentor has as its unit holders Banco Santander (Brasil) S.A. (“Santander”), Banco Votorantim S.A. (“Votorantim”), BB Banco de Investimento S.A. (“Banco do Brasil”) and Banco BTG Pactual S.A. (“BTG Pactual”), the latter being the administrator of the Fund;

12)                    paying-up by FIP Redentor and by Cemig of their respective holdings in the registered capital of Parati will take place exclusively in Brazilian currency and will be in such a way as results in final ownership by Cemig of up to 25%, and by FIP Redentor of at least 75%, of the total registered capital of Parati, distributed as follows:

(i)                         Common shares: up to 50% held by Cemig, and 50% or more held by FIP Redentor; and

(ii)                      Preferred shares: 100% held by FIP Redentor;

13)                    the estimated amounts of the disbursements necessary for finalization of the transaction, including for the settlement of the Public Offering of shares in Redentor, in proportion to the stockholdings of the respective stockholders in Parati, are R$ 379 million for Cemig, and R$ 1.136 billion for FIP Redentor, at January 2011 prices;

14)                    as part of the negotiation the Parties agreed that Cemig shall grant an unconditional and irrevocable option, exclusively to FIP Redentor (and not to any of its unit holders) (“the Sell Option”), under which FIP Redentor will have the right, at the end of the 60th month from the date of subscription of the shares in Parati (“the Exercise Date”), to sell the totality of the shares in Parati belonging to FIP Redentor (“the Acquisition Shares”), and Cemig shall have the obligation to buy them, or to indicate a third party which shall buy them, on payment of the exercise amount (“the Exercise Amount”), equivalent to the amount paid at the time of paying-up of the shares, plus expenses (all expenses that are provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement / payment to the Exercise Date of the Option to Sell;

15)                    the Option Exercise Date may be brought forward in any one of the following situations:

a)              non-compliance, by Cemig, with any obligations contained in the Definitive Documents (Subscription Agreement, Stockholders’ Agreement and Secondary Stockholders’ Agreement), if the said non-compliance is not cured within 30 (thirty) calendar days from receipt of the notice of non-compliance sent by FIP Redentor;

b)             disposal, transfer or assignment to third parties by Cemig of the Shares owned by it in Parati or of the rights and obligations arising therefrom, without prior written authorization from FIP Redentor, except (provided that Cemig’s co-obligation in relation to the obligations originally assumed is preserved) between wholly-owned or other subsidiaries of Cemig;

c)              decision, by any authority, ordering the carrying out of a public offering of shares for change of the control of Light, unless Cemig bears all the costs and expenses arising from such decision;

d)             any termination of concession contracts of Cemig, or of its subsidiaries, that represents an amount of 40% (forty per cent) or more of the consolidated Ebitda generated by Cemig in the 12 (twelve) months prior to the date of this condition being found;

e)              termination of Light’s distribution services concession contract;

f)                any stockholding reorganization, privatization or merger of Cemig that causes significant reduction of Cemig’s capacity to comply with any obligations assumed in the Definitive Documents, as judged by FIP Redentor, provided that such judgment is made with due grounds;

g)             liquidation, intervention, dissolution or extinction of Cemig;

h)             application of new taxes on any transactions, payments payable and dividends, in the terms of the Definitive Documents, increase of rates of taxes or of the taxes themselves that already are applicable to any transactions specified in the Definitive Documents, or identification of a tax liability not identified on today’s date, such as make or makes any transactions specified in the Definitive Documents unviable or inadvisable, in the judgment of FIP Redentor, provided that such judgment is made with due grounds;

i)                 if the ratio between Net Financial Indebtedness and Ebitda, measured six-monthly, in relation to the prior 12 (twelve) months, based on the revised or audited consolidated balance sheet (as applicable) of Cemig, is greater than 3.50x (three point five times);

j)                 non-approval of the Investment by CADE;

k)              any of the following events:

(k.1)              if, by December 31, 2011, 100% (one hundred per cent) of the unit shares of Luce Investment Fund (“LIF”) have not been acquired, or if such acquisition has been carried out without the following prior conditions all having been met:

(i)             that LIF shall hold a minimum of 75% (seventy five per cent) of the unit shares in Luce Brasil Fundo de Investimento em Participações (“FIP Luce”);

(ii)          that FIP Luce shall have a stockholding of not less than 100% (one hundred per cent) in the registered capital of Luce Empreendimentos e Participações S.A. (“LEPSA”) and that the latter shall have a stockholding of not less than 13.03% (thirteen point zero three per cent) in the registered capital of Light; and

(iii)       that Fundação de Seguridade Social Braslight (“Braslight”) shall not have signed any agreement for sale nor offered the right of purchase of its unit shares of FIP Luce, except in the event of Braslight having given to Parati, through LIF, the right of preference for acquisition of the said unit shares, and of Cemig not indicating a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or such indicated third party not being accepted by BTG or Santander;

(k.2)              in the event that Cemig sells, by the date of the Notice of the Option to Sell, the direct stockholding interest of shares that comprise the controlling stockholding block of Light and the parties acquiring such interest are persons that have an interest, on the date of signature of the Stockholders’ Agreement, greater than 21.1% in the units of Fundo de Investimento em Participações PCP (“FIP PCP”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, or have an interest, on the date of signature of the Stockholders’ Agreement, greater than 88.0% in the unit shares of Enlighted Partners Venture Capital (“Enlighted”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, and Cemig does not appoint a third party to acquire the interest held by BB and by Votorantim  in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or if such third party is not accepted by BTG or Santander;

16)                    a further item of the negotiation agreed is that, in the event of the Exercise Amount being higher than the amount paid-up by FIP Redentor at the time of the subscription of the shares of Parati, an adjustment factor of (1/(1—0.4279)—1) shall be applied to the difference, to be added to the Exercise Amount;

17)                   the Option to Sell shall be exercised by FIP Redentor, upon written notice to Cemig of its intention to exercise the Option to Sell, given with minimum prior notice of 240 (two hundred and forty) days prior to the last day of the sixtieth month counted from the first injection of capital by FIP Redentor in Parati (“the Exercise Date”);

18)                    if Cemig wishes to indicate a third party to acquire the shares of Parati,

(i)         such indication must be made by written notice to FIP Redentor and to the Unit Holders, given at least 210 (two hundred and ten) calendar days prior to the Exercise Date, and

(ii) Cemig shall continue to have joint liability with this third party, for the acquisition of the Acquisition Shares;

19)                    if the Option to Sell is exercised, the payment of the Exercise Amount and the transfer of the shares of Parati are conditional upon prior approval of the transaction by the National Electricity Agency, Aneel;

20)                    if the Consent of Aneel is not obtained by the date of transfer of the shares or, at any moment, Aneel expressly refuses to authorize the transfer of the shares, except in the event of negligence or action with malicious intent on the part of FIP Redentor, the latter shall have the right to dispose of the shares either on or outside the securities market, and in the event of disposal outside a securities exchange environment it is agreed that the said sale may take place only if the price set is greater than or equal to the lowest of the prices found in a securities market, by the following three criteria:

(i)                     average price of the shares of Light in the last trading session prior to the closing of the sale;

(ii)                      daily average of closing prices of the shares of Light for the last 30 (thirty) days; and

(iii)                   daily average of closing prices of the shares of Light for the last 90 (ninety) days; and

•      if the amount specified for the said disposal:

(i)             is less than the Exercise Amount, Cemig shall continue to be obliged to pay the difference; or

(ii)          if it is greater than the Exercise Amount, and only in cases of omission of the consent by Aneel or an express negative by Aneel to the transfer of the Acquisition Shares to Cemig, and if Cemig has complied with its contractual obligations, Cemig shall have the right to receive the positive excess difference, multiplied by 1 (the number One) less the Adjustment Factor;

• and in any of these events, the expenses incurred by FIP Redentor arising from the process of sale shall be deducted from the financial amount of the disposal, and the penalties specified in Clause 6.5 of the Stockholders’ Agreement shall not be applicable;

21)                    grant of the Option to Sell is in line with the Long-term Strategic Plan, which specifies growth of Cemig in all the market segments in which it operates, signaling a positive outlook for the Company’s cash position, with the possibility, also, of increase of the value of dividends distributed, within the terms of its Bylaws;

22)                    on October 20, 2010, the Corporate Governance Committee of the State of Minas Gerais issued an opinion in favor of the transaction, as per Official Letter CCGPGF Nº 240/2010, attached;

23)                    under Paragraph 1 of Clause 1 of the Bylaws of Cemig it is a competency of Cemig’s Board of Directors to authorize acquisition of interests in the capital of other companies;

24)                    it is the competency of the Extraordinary General Meeting to authorize the grant by the Company of the Option to Sell, in view of the provisions of Article 256 of Law 6404/1976, since, in the event that the Option to Sell is exercised by FIP Redentor and if Cemig does not indicate a third party to acquire the shares, Cemig will be obliged to acquire control of Parati, it not being possible to state at the present moment whether in 60 months’ time the acquisition referred to will constitute a significant investment for Cemig, nor indeed to calculate whether the shares will exceed one and a half times any of the amounts specified in Item II of Article 256 of Law 6404/1976;

25)                    on December 6, 2010, the Board of Directors of Cemig decided to propose, to the Extraordinary General Meeting of Stockholders, under and for the purposes of Article 256 of Law 6404/1976, authorization of the grant of the Option to Sell;

26)                    the grant of the Option to Sell was contained in item “C” of the agenda of the Extraordinary General Meeting of Stockholders scheduled for December 22, 2010, at 11 a.m., as per the Convocation Notice published on December 6, 2010;

27)                    on December 21, 2010, the Company received CVM Official Letter CVM/SEP/GEA-3/Nº 1211/10, advising of the decision by the Council of the Securities Commission (“CVM”) to postpone the General Meeting, due to its recognition that, by reason of its complexity, the matter contained in Item “C” of the agenda would require a greater period to be ascertained and analyzed by the stockholders, as per a request filed with the CVM on December 13, 2010, by the stockholder Tempo Capital Principal Fundo de Investimento de Ações, for interruption of the period of prior notice for convocation of the Company’s Extraordinary General Meeting of Stockholders;

28)                    in view of the said Official Letter from the CVM, Cemig informed its stockholders and the market in general that, in relation to the Extraordinary General Meeting of Stockholders scheduled for December 22, 2010 at 11 a.m., item “C” of the Convocation Notice published on December 6, 2010 had been withdrawn from the agenda;

29)                    a new convocation of the General Meeting of Stockholders, to decide on the grant of the Option to Sell, now becomes necessary;

30)                    the General Meeting of Stockholders will be called to decide on possible acquisition of control of another company, and it is necessary that Cemig should present the information required in Appendix 19 of CVM Instruction 481/2009, specified in the attached document;

31)                    approval by the General Meeting of Stockholders is necessary for appointment of a specialized company to prepare the Valuation Opinion on the assets of Parati (“the Opinion”), and for the opinion itself, under Paragraphs 1 and 6 of Clause 8 of Law 6404/1976;

32)                    Banco Bradesco BBI S.A. (“Bradesco BBI”), because it has wide experience in operating as financial adviser in mergers and acquisitions, being certified by Anbima (the Brazilian Association of Financial and Capital Market Entities) and because it has presented the best work proposal, has been contracted to prepare the said Opinion;

33)                    in accordance with this Opinion, the value of the shares of Parati, when assessed by the Discounted Cash Flow method, is between R$ 0.92 and R$ 1.03 per share, and when assessed by valuation of Stockholders’ Equity at Market Price is R$ 0.89 per share;

34)                    if the amount to be paid for the shares of Parati exceeds one and a half times the largest of the three amounts specified in Item II of Article 256 of Law 6404/1976, “any stockholder not agreeing with the decision of the stockholders’ meeting that approves it shall have the right to withdraw from the company, for reimbursement of the value of its shares, in accordance with Article 137, subject to the provisions of its Sub-item II”, as specified by Paragraph 2 of the said Article 256;

35)                    since it is not possible to state whether in 60 months’ time the acquisition price referred to will exceed one and a half times any of the amounts specified in Sub-item II of Article 256 of Law 6404/1976, the management of Cemig should, for the purposes of caution, decide to grant the right to withdraw to dissident holders of common shares;

36)                    any holders of common shares that disagree with the decision of the General Meeting of Stockholders of Cemig shall have a period of 30 (thirty) calendar days from publication of the respective minutes of the said meeting, to claim from the Company, by notice, reimbursement of their shares (Article 137, IV);

37)                    since the Bylaws of Cemig do not establish the amount of reimbursement, their calculation shall be based on the stockholders’ equity of Cemig stated in the last previous balance sheet approved by the Annual General Meeting of Stockholders;

38)                    the stockholders’ equity contained in the last balance sheet approved by Cemig, raised on December 31, 2009, is R$ 16.57 per share and represents the value of the stockholders’ equity divided by the number of shares (excluding the shares held in Treasury);

39)                    the General Meeting of Stockholders is scheduled for March 2011, and it is possible that dissident stockholders may request the raising of a balance sheet at December 31, 2010 for calculation of the amount of the reimbursement, as specified in Paragraph 2 of Article 45 of Law 6404/1976;

40)                    the financial statements of Cemig at December 31, 2010 are being prepared in accordance with the new accounting rules issued by the Accounting Statements Committee, and an increase in the equity value of the shares is expected, resulting in an amount estimated between R$ 18.00 and R$ 19.00 per share, due to the new valuation of the Company’s fixed assets and other effects arising from the harmonization of accounting with international standards;

41)                    since the matter to be decided in general meeting of stockholders will give rise to the right to withdraw, Cemig should provide the information indicated in Appendix 20 to CVM Instruction 481/2009, and this document is attached;

42)                    the matter was analyzed by the office of Cemig’s Chief Counsel, as per Legal Opinion JR/SC Nº 15,718, of February 10, 2011;

• do now propose to you, under and for the purposes of Article 256 of Law 6404/1976:

1)             Authorization of the grant by Cemig, to Fundo de Investimento em Participações Redentor (“FIP Redentor), of an unconditional and irrevocable option (“the Option to Sell”), under which FIP Redentor shall have the right, at the end of the 60th month from the date of subscription of the shares in Parati S.A. Participações em Ativos de Energia Elétrica (“the Exercise Date”), to sell the totality of the shares belonging to FIP Redentor, and Companhia Energética de Minas Gerais (Cemig) shall have the obligation to buy them, or to indicate a third party which shall buy them, on payment of the exercise amount (“the Exercise Amount”), equivalent to the amount paid at the time of paying-up of the shares of Parati S. A. Participações em Ativos de Energia Elétrica (“Parati”), plus expenses (all expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement/payment to the Exercise Date of the Option to Sell;

and the Option Exercise Date may be brought forward in any one of the following situations:

a)              non-compliance, by Cemig, with any obligations contained in the Definitive Documents (Subscription Agreement, Stockholders’ Agreement and Secondary Stockholders’ Agreement), if the said non-compliance is not cured within 30 (thirty) calendar days from receipt of the notice of non-compliance sent by FIP Redentor;

b)             disposal, transfer or assignment to third parties by Cemig of the Shares owned by it in Parati or of the rights and obligations arising therefrom, without prior written authorization from FIP Redentor, except (provided that Cemig’s co-obligation in relation to the obligations originally assumed is preserved) between wholly-owned or other subsidiaries of Cemig;

c)              decision, by any authority, ordering the carrying out of a public offering of shares due to change of the control of Light S.A. (“Light”), unless Cemig bears all the costs and expenses arising from this decision;

d)             any termination of concession contracts of Cemig, or of its subsidiaries, that represents an amount of 40% (forty per cent) or more of the consolidated Ebitda generated by Cemig in the 12 (twelve) months prior to the date of this condition being found;

e)              termination of Light’s concession contract for distribution services;

f)                any stockholding reorganization, privatization or merger of Cemig that causes significant reduction of Cemig’s capacity to comply with any obligations assumed in the Definitive Documents, as judged by FIP Redentor, provided that such judgment is made with due grounds;

g)             liquidation, intervention, dissolution or extinction of Cemig;

h)             application of new taxes on any transactions, payments payable and dividends, in the terms of the Definitive Documents, increase of rates of taxes or of the taxes themselves that already are applicable to any transactions specified in the Definitive Documents, or identification of a tax liability not identified on today’s date, such as make or makes any transactions specified in the Definitive Documents unviable or inadvisable, in the judgment of FIP Redentor, provided that such judgment is made with due grounds;

i)                 if the ratio between Net Financial Indebtedness and Ebitda, measured six-monthly, in relation to the prior 12 (twelve) months, based on the revised or audited consolidated balance sheet (as applicable) of Cemig, is greater than 3.50x (three point five times);

j)                 non-approval of the Investment by the Administrative Economic Defense Council — CADE;

k)              occurrence of any of the following events:

(k.1)             if, by December 31, 2011, 100% (one hundred per cent) of the unit shares of Luce Investment Fund (“LIF”) has not been acquired, or if such acquisition has been carried out without the following prior conditions all having been met:

(i)             that LIF shall hold a minimum of 75% (seventy five per cent) of the unit shares in Luce Brasil Fundo de Investimento em Participações (“FIP Luce”);

(ii)          that FIP Luce shall have a stockholding of not less than 100% (one hundred per cent) in the registered capital of Luce Empreendimentos e Participações S.A. (“LEPSA”) and that the latter shall have a stockholding of not less than 13.03% (thirteen point zero three per cent) in the registered capital of Light; and

(iii) that Fundação de Seguridade Social Braslight (“Braslight”) shall not have signed any agreement for sale nor offered the right of purchase of its unit shares of FIP Luce, except in the event of Braslight having given to the SPC Parati, through LIF, the right of preference for acquisition of the said unit shares, and of Cemig not indicating a third party to acquire the interest held by BB Banco de Investimento S.A. (“Banco do Brasil”) and by Votorantim S. A. (“Votorantim”) in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or such indicated third party not being accepted by BTG Alpha Participações Ltda. (“BTG Alpha”) or Santander (Brasil) S.A. (“Santander”);

(k.2) in the event that Cemig sells, by the date of the Notice of the Option to Sell, the direct stockholding interest of shares that comprise the controlling stockholding block of Light and the parties acquiring such interest are persons that have an interest, on the date of signature of the Stockholders’ Agreement, greater than 21.1% in the units of Fundo de Investimento em Participações PCP (“FIP PCP”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, or have an interest, on the date of signature of the Stockholders’ Agreement, greater than 88.0% in the unit shares of Enlighted Partners Venture Capital

(“Enlighted”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, and Cemig does not appoint a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or if such third party is not accepted by BTG or Santander;

The payment of the Exercise Amount and the transfer of the shares of Parati are conditional upon prior approval of the transaction by the National Electricity Agency, Aneel.

If the Consent of Aneel is not obtained by the date of transfer of the shares or, at any moment, Aneel expressly refuses to authorize the transfer of the shares, except in the event of negligence or action with malicious intent on the part of FIP Redentor, the latter shall have the right to dispose of the shares either in or outside the securities market, and in the event of disposal outside a securities exchange environment it is agreed that the said sale may take place only if the price set is greater than or equal to the lowest of the prices found in a securities market, by the following three criteria:

(i)             average price of the shares of Light in the last trading session prior to the closing of the sale;

(ii)          daily average of closing prices of the shares of Light for the last 30 (thirty) days; and

(ii)          daily average of closing prices of the shares of Light for the last 90 (ninety) days; and

•                  if the amount specified for the said disposal:

(i)             is less than the Exercise Amount, Cemig shall continue to be obliged to pay the difference; or

(ii)          if it is greater than the Exercise Amount, and only in cases of omission of the consent by Aneel or an express negative by Aneel to the transfer of the Acquisition Shares to Cemig, and if Cemig has complied with its contractual obligations, Cemig shall have the right to receive the positive excess difference, multiplied by 1 (the number One) less the Adjustment Factor;

•                  and in any of these events, the expenses incurred by FIP Redentor arising from the process of sale shall be deducted from the financial amount of the disposal, and the penalties specified in Clause 6.5 of the Stockholders’ Agreement shall not be applicable;

The decision by the Extraordinary General Meeting of Stockholders that authorizes the grant to FIP Redentor of the Option to Sell shall give rise to the possibility of exercise, by such holders of the Company’s common shares as dissent from the said decision, of the right to withdraw. The right to withdraw shall apply in relation only to shares held by holders of common shares in the Company provenly held on February 18, 2011.

2)                  Appointment of Banco Bradesco BBI S.A. (“Bradesco BBI”) to prepare the Valuation Opinion on Parati, in accordance with Paragraphs 1 and 6 of Article 8 of Law 6404/1976.;

3)                  Approval of the Economic-Financial Valuation Opinion on Parati, prepared by Bradesco BBI S.A. in January 2011, in accordance with the terms of Paragraphs 1 and 6 of Article 8 of Law 6404/1976.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, February 17, 2011 —

Dorothea Fonseca Furquim Werneck	Maria Estela Kubitschek Lopes
Chairman	Member
Djalma Bastos de Morais	Guy Maria Villela Paschoal
Deputy Chairman	Member
Arcângelo Eustáquio Torres Queiroz	Eduardo Borges de Andrade
Member	Member
Antônio Adriano Silva	Renato Torres de Faria
Member	Member
Francelino Pereira dos Santos	Paulo Roberto Reckziegel Guedes
Member	Member
João Camilo Penna	Ricardo Coutinho de Sena
Member	Member
Luiz Carlos Costeira Urquiza	Saulo Alves Pereira Junior
Member	Member

“    OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais — Cemig, undersigned, in performance of their functions under the law and under the Bylaws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting in relation to:

1)              Authorization of the grant by the Company, to Fundo de Investimento em Participações Redentor (“FIP Redentor”), of an unconditional and irrevocable Option to Sell under which FIP Redentor shall have the right, at the end of the 60th month from the date of subscription of the shares in Parati S.A. Participações em Ativos de Energia Elétrica (“the Exercise Date”), to sell the totality of the shares belonging to FIP Redentor and Cemig shall have the obligation to buy them, or to indicate a third party which shall buy them, on payment of the Exercise Amount, equivalent to the amount paid at the time of the subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica, plus the expenses (all expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement/payment to the Exercise Date of the Option to Sell.

• In the event of the Exercise Amount being higher than the amount paid-up by FIP Redentor at the time of the subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica, an adjustment factor of (1/(1—0.4279) —1) shall be applied to the difference, to be added to the Exercise Amount.

• The Option Exercise Date may be brought forward in any one of the following situations:

a)              non-compliance, by Cemig, with any obligations contained in the Definitive Documents (Subscription Agreement, Stockholders’ Agreement and Secondary Stockholders’ Agreement), if not cured within 30 (thirty) calendar days from receipt of the notice of non-compliance sent by FIP Redentor;

b)             disposal, transfer or assignment to third parties by Cemig of the Shares owned by it in Parati or of the rights and obligations arising therefrom, without prior written authorization from FIP Redentor, except (provided that Cemig’s co-obligation in relation to the obligations originally assumed is preserved) between wholly-owned or other subsidiaries of Cemig;

c)              decision, by any authority, ordering the carrying out of a public offering of shares for change of the control of Light S.A. (“Light”), unless Cemig bears all the costs and expenses arising from such decision;

d)             any termination of concession contracts of Cemig, or of its subsidiaries, that represents an amount of 40% (forty per cent) or more of the consolidated Ebitda generated by Cemig in the 12 (twelve) months prior to the date of this condition being found;

e)              termination of Light’s concession contract for distribution services;

f)                any stockholding reorganization, privatization or merger of Cemig that causes significant reduction of Cemig’s capacity to comply with any obligations assumed in the Definitive Documents, as judged by FIP Redentor, provided that such judgment is made with due grounds;

g)             liquidation of, intervention in, or dissolution or extinction of Cemig;

h)             application of new taxes on any transactions, payments owed or dividends, in the terms of the Definitive Documents, increase of such rates of taxes, or increases of the taxes themselves, as are already applicable to any transactions specified in the Definitive Documents, or identification of a tax liability not identified on today’s date, such as make or makes any transactions specified in the Definitive Documents unviable or inadvisable, in the judgment of FIP Redentor, provided that such judgment is made with due grounds;

i)                 if the ratio between Net Financial Indebtedness and Ebitda, measured six-monthly, in relation to the prior 12 (twelve) months, based on the revised or audited consolidated balance sheet (as applicable) of Cemig, is greater than 3.50x (three point five times);

j)                 non-approval of the Investment by the Administrative Economic Defense Council — CADE;

k)              occurrence of any of the following events:

(k.1)              if, by December 31, 2011, 100% (one hundred per cent) of the unit shares of Luce Investment Fund (“LIF”) have not been acquired, or if such acquisition has been carried out without the following prior conditions all having been met:

(i)             that LIF shall hold a minimum of 75% (seventy five per cent) of the unit shares in Luce Brasil Fundo de Investimento em Participações (“FIP Luce”);

(ii)      that FIP Luce shall have a stockholding interest of not less than 100% in the registered capital of Luce Empreendimentos e Participações S.A. (“Lepsa”) and that the latter shall have a stockholding of not less than 13.03% (thirteen point zero three per cent) in the registered capital of Light; and

(iii)       that Fundação de Seguridade Social Braslight (“Braslight”) shall not have signed any agreement for sale nor offered the right of purchase of its units of FIP Luce, except in the event of Braslight having given to SPC Parati, through LIF, the right of preference for acquisition of the said units, while Cemig does not indicate a third party to acquire the interest held by BB Banco de Investimento S.A. (“BB”) and by Votorantim S. A.

(“Votorantim”), in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actualacquisition, or such indicated third party not being accepted by BTG Alpha Participações Ltda. (“BTG Alpha”) or Santander (Brasil) S. A. (“Santander”);

(k.2)              in the event that Cemig sells, by the date of the Notification of the Option to Sell, the direct stockholding interest of shares that are part of the controlling stockholding block of Light and the parties acquiring such interest are persons that have an interest, on the date of signature of the Stockholders’ Agreement, greater than 21.1% in the units of Fundo de Investimento em Participações PCP (“FIP PCP”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, or have an interest, on the date of signature of the Stockholders’ Agreement, greater than 88.0% in the unit shares of Enlighted Partners Venture Capital (“Enlighted”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, and Cemig does not appoint a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or if such third party is not accepted by BTG or by Santander; Payment of the Exercise Amount and the transfer of the shares owned by Parati shall be conditional upon prior approval of the transaction by the National Electricity Agency, Aneel. If authorization by Aneel is not obtained by the date of transfer of the shares or, at any moment, Aneel expressly refuses to authorize the transfers of the shares, except in the event of negligence or action with malicious intent on the part of FIP Redentor, the latter shall have the right to dispose of the shares either in or outside the securities market, and in the event of disposal outside a securities exchange environment it is agreed that the said sale may take place only if the price set is greater than or equal to the lowest of the prices found in a securities market, by the following three criteria:

i)                 average price of the shares of Light in the last trading session prior to the closing of the sale;

ii)              daily average of closing prices of the shares of Light for the last 30 (thirty) days; and

iii)           daily average of closing prices of the shares of Light for the last 90 (ninety) days.

If the amount calculated for the said disposal:

i)                 is less than the Exercise Amount, Cemig shall continue to be obliged to pay the difference; or

ii)              if it is greater than the Exercise Amount, and only in the event of omission of the consent by Aneel or an express negative by Aneel to the transfer of the Acquisition Shares to Cemig, and if Cemig has complied with its contractual obligations, Cemig shall have the right to receive the positive excess difference, multiplied by 1 (the number One) less the Adjustment Factor.

In any of the events, the expenses incurred by FIP Redentor arising from the process of sale shall be deducted from the financial amount of the disposal, and the penalties specified in Clause 6.5 of the Stockholders’ Agreement shall not be applicable.

The decision by the Extraordinary General Meeting of Stockholders that authorizes the grant to FIP Redentor of the Sell Option shall give rise to the possibility of exercise, by such holders of the Company’s common shares as dissent from the said decision, of the right to withdraw. The right to withdraw shall be held only in relation to the shares that the holders of the Company’s common shares provenly held on February 18, 2011.

2)              Appointment of Banco Bradesco BBI S.A. to prepare the Evaluation Opinion on Parati.

3)              Approval of the Economic and Financial Valuation Opinion on Parati prepared by Bradesco BBI in January 2011.

After carefully analyzing the proposal referred to, and considering, further, that the legal rules applicable to the matter have been complied with, the opinion of the members of the Audit Board is in favor of their approval by that Meeting.

• Belo Horizonte, February 17, 2011,

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond,	Helton da Silva Soares,	Luiz Guaritá Neto,
Thales de Souza Ramos Filho and	Vicente de Paulo Barros Pegoraro.	”

The Chairman then made available a copy of the said Opinion, prepared by Bradesco BBI S.A. in January 2011, stating that it will be attached to the present minutes as an integral part thereof.

She then put the Proposal made to this meeting by the Board of Directors to debate.

Asking for the floor, the stockholder Luiz Fernando Rolla proposed a small alteration to the proposal under discussion: a change in the percentage specified for the situation referred to in Subclause “k”, of those that can give rise to bringing forward of the Option Exercise Date, to adjust the drafting, to reflect with precision the object of the negotiation

• from:

“ k)     occurrence of any of the following events:

(k.1.) …;

(k.2)    in the event that Cemig sells, by the date of the Sell Option Notice, the direct stockholding interest of shares that comprise the controlling stockholding block of Light and the parties acquiring such interest are persons that have an interest, on the date of signature of the Stockholders’ Agreement, greater than 21.1% in the units of Fundo de Investimento em Participações PCP (“FIP PCP”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, or have an interest, on the date of signature of the Stockholders’ Agreement, greater than 88.0% in the unit shares of Enlighted Partners Venture Capital (“Enlighted”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, and Cemig does not appoint a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or if such appointed third party is not accepted by BTG or Santander;”

to:

“ k)     occurrence of any of the following events:

(k.1.) …;

(k.2)    in the event that Cemig sells, by the date of the Sell Option Notice, the direct stockholding interest of shares that comprise the controlling stockholding block of Light and the parties acquiring such interest are persons that have an interest, on the date of signature of the Stockholders’ Agreement, greater than 21.0% in the units of Fundo de Investimento em Participações PCP (“FIP PCP”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, or have an interest, on the date of signature of the Stockholders’ Agreement, greater than 88.0% in the unit shares of Enlighted Partners Venture Capital (“Enlighted”) and have had administrative judgment given against them against which there is no further appeal for infringements against the National Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission, and Cemig does not appoint a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Amount on the date of the actual acquisition, or if such appointed third party is not accepted by BTG or Santander;”.

The proposal by the Board of Directors to this Meeting was put to the vote with the alteration suggested by the stockholder Luiz Fernando Rolla, and was approved unanimously.

The meeting being opened to the floor, and since no-one wished to make any statement, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

5.     Summary of decisions of the 507th Meeting of the Board of Directors — CEMIG, March 30, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

MEETING OF THE BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 507th meeting, held on March 30, 2011, decided as follows:

1- Budget Proposal for 2011: approved.

2- Limits of financial covenants in the Bylaws:

a)             In accordance with the provisions of Paragraph 9 of Article 11 of the Bylaws, the Board gave authorization for the following targets, mentioned in Paragraph 7 of Clause 11 of the Bylaws, to be exceeded: Consolidated ratio Net debt / (Net debt + Stockholders’ equity) to be : may be up to 46% (forty six per cent);

b)            Proposal submitted to the Extraordinary General Meeting of Stockholders to be held on May 12, 2011, for the limit in Subclause (d) of Paragraph 7 of Clause 11 to be exceeded as follows: total funds allocated to capital expenditure and acquisition of any assets, in the year, to be up to 57% (fifty seven per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.             Market Announcement — Uberaba Gas Pipeline: Media Release, CEMIG, March 31, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

UBERABA GAS PIPELINE: MEDIA RELEASE

Cemig (Companhia Energética de Minas Gerais)(“the Company”), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to best corporate governance practices, hereby informs the public that today it has published the following media release:

“ In view of media reports on the construction of a gas pipeline to serve Uberaba, in the Minas Triangle region, Cemig states as follows:

1 — Cemig is involved in efforts for construction of the gas pipeline, between São Paulo and Minas Gerais, as far as Uberaba, not only because of the need to supply the Ammonia Plant, to be built by Petrobras, but also because of the strategic importance of this fuel for the whole of the Triangle region, the economy of which is expanding firmly.

2 — The plans for this pipeline are being developed jointly with the Minas Gerais State Economic Development Department and Petrobras, to decide on the most viable alternative for its immediate construction.

3 — Natural gas has a strategic importance for the Government of Minas Gerais and for Cemig, due to the potential for its use in industry in Minas Gerais, which has not been met.

4 — Cemig is present in natural gas distribution through its subsidiary Gasmig, which already serves Metropolitan Belo Horizonte, Barbacena, Juiz de Fora, the Steel Valley (Vale do Aço) and the South of Minas; in gas transportation, with the study for the project to serve the Triangle; and in prospecting for reserves, for subsequent commercial exploration, at sites in the North of Minas.

5 -   Thus, Cemig, Gasmig and the government of Minas Gerais reaffirm their commitment to bring natural gas to the Minas Triangle.

The Executive Board. ”

Belo Horizonte, March 31, 2011.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Financial Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.     Presentation - Earnings Release: CEMIG’s 2010 Results — CEMIG, March 31, 2011

IR Contacts

Chief Finance and

Investor Relations Officer

Luiz Fernando Rolla

General Manager, Investor Relations

Antônio Carlos Vélez Braga

Investment Market Manager

Stefano Dutra Vivenza

Tel +55 (31) 3506-5024

Fax +55 (31) 3506-5026

ri@cemig.com.br

http://ri.cemig.com.br/

EARNINGS RELEASE

Cemig H

Mr. Djalma Bastos de Morais, CEO:

“To meet the targets in our Strategic Plan, we have invested, and grown, in a balanced manner, in electricity generation, distribution and transmission.”

Mr. Luiz Fernando Rolla, CFO:

“In 2010 we have continued to provide consistent and robust cash flow.”

Highlights:

R$4.5bi	Record Ebitda

R$2.3bi	Net income

R$12.9bi	Net revenue

R$3.0bi	Cash position

66,255	Total sales, GWh

Summary

— Disclaimer

Certain statements in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results referred to in these expectations will in fact take place.

These expectations are based on current assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that can lead to significant differences between actual results and projections about future events or results include: Cemig’s business strategy; Brazilian and international economic conditions; technology; Cemig’s financial strategy; changes in the electricity sector; hydrological conditions; conditions in the financial and electricity markets; uncertainty on our results from future operations; plans; objectives; and other factors. Because of these and other aspects, Cemig’s future results may differ significantly from those indicated in or implied by such statements.

The information and opinions contained herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC)

Ms. Dorothea Werneck, Chair of the Board of Directors of Cemig, comments:

“ Our 2010 results show the success of our Strategic Plan, which is placing Cemig as a leader in the consolidation of Brazil’s electricity sector.

The growth in all our businesses has benefited from the continuing expansion of the economy of Minas Gerais, and also from the acquisitions we have made, which together with our increasingly efficient structure have enabled us to gain speed of action in an increasingly dynamic sector. Serving more than 10 million consumers and with a presence in 20 states of Brazil and in Chile, Cemig is now a world-class company, and its inclusion for the 11th consecutive year in the Dow Jones Sustainability World Index shows that it is possible to grow and add value not only for shareholders, but for all those we serve, with social responsibility and respect for the environment. We reiterate our commitment to invest with profitability and focus in the electricity sector, in the certainty that this is the right strategy for adding value to the investments of our shareholders. ”

Cemig’s CEO, Djalma Bastos de Morais, comments:

“ 2010 was a year of superior achievement. To meet the targets in our Strategic Plan, we have invested, and grown, in a balanced manner, in electricity generation, distribution and transmission, always with the focus on value accretion for our shareholders.

The exceptional results achieved in 2010 reflect the success of our growth model which, by focusing on the long term, enables Cemig to present growing results, with a portfolio of businesses that is balanced and has low risk.

After successfully making a series of acquisitions, Cemig is in an excellent position in a context of strong economic growth, as has been shown by the expansion of our consumer market, which reported consolidated sales volume of 66,255 GWh, and of our economic results, which returned a profit of R$ 2.3 billion.

We continue to “do our homework”, bringing our management practices into the companies that we have acquired, and helping to improve their results through focus on operational excellence — as is shown by the increases in their margins.

Finally, the results show that we are on the right path, and that the decisions taken in the last few years are constantly adding value to our businesses, making Cemig a company that is stronger and more solid every day, with efficient corporate management. ”

Cemig’s Chief Financial Officer, Luiz Fernando Rolla, says:

“ In 2010 we continued to provide consistent and robust cash flow, as a result of our operations, which aim to add value for our  shareholders. With our policy of maintaining high levels of operational efficiency, we were able to achieve Ebitda of R$ 4.5 billion.

This new level of results reflects the correctness of our strategy of growing through acquisitions and new projects, within the process of consolidation of the sector. Although the Cemig Group now has as many as 58 companies, and has partnerships in 10 consortia, it presents operations that are synergetic, increasingly profitable, positioned with lower risk, and show greater stability — and results that are always growing over the long term.

Even after making the payments in 2010 for our acquisitions and for distribution of dividends, we continue to maintain a solid balance sheet, also reflected in our robust cash position of R$ 3 billion — which makes it possible to carry out our Long-term Strategic Plan, maintain our dividend policy, successfully administer our debt, and carry out our planned capital expenditure, including those investments that are associated with opportunities for acquisitions.

The excellent results that we are presenting today show that we continue to add value, in a continuous and sustainable manner, for all our shareholders — and all our other stakeholders.

This release summarizes the key points of our 2010 results.”

— Share price appreciation

			Close of	Close of
Cemig securities	Ticker	Currency	2009	2010	Change
Cemig PN	CMIG4	R$	26.12	26.71	2%
Cemig ON	CMIG3	R$	19.60	20.75	6%
ADR PN	CIG	US$	15.65	16.59	6%
ADR ON	CIG.C	US$	11.86	12.44	5%
Cemig PN (Latibex)	XCMIG		€12.57	12.30	–2%

— Economic Summary

	2010	2009	Change, %
Electricity sold, GWh	66,255	60,909	9%
Gross revenue	18,958	17,895	6%
Net sales revenue	12,863	12,158	6%
Ebitda	4,543	4,586	-1%
Net income	2,258	2,134	6%

— The economic context

Brazil’s economic growth in 2010 — 7.5% — was higher than the world average and also that of Latin America, reflecting the country’s strong recovery from the recession of 2009. The strong Brazilian GDP was responding to the recovery of the world economy, which in return was mainly fired by the emerging economies, and also by Brazil’s strong domestic demand.

Sources: Brazilian Geography and Statistics Institute (IBGE), Finance Ministry.

Chart:

Brazilian annual GDP growth in the years 2003 through 2010, and the Finance Ministry’s forecast estimates for the next 4 years.

These are averages for four-year periods:

•     2003 – 2006 è 3.5%

•     2007 – 2010 è 4.53%

•                  2011 – 2014 è 5.89%

As from the second half of 2009, and for the whole of 2010, the rate of growth of industrial production in Minas Gerais — the source of the greater part of Cemig’s consolidated revenue — was stronger the growth rate of Brazil as a whole.

This reflects the voluminous investments announced and in progress in Minas Gerais — led by the auto industry, metalworking industries, mining, consumer goods and construction.

Surveys of Minas entrepreneurs show high levels of confidence in the outlook for the state, which is likely to further motivate increasing investments in Minas Gerais in the short and medium term.

Industrial output volume index – Monthly with seasonal adjustment

Base: 2002 average = 100.

Source: Brazilian Geography and Statistics Institute (IBGE).

Growth in industrial production in Minas Gerais in 2010 (15%) was higher than the figure for all of Brazil (10.5%), and the fourth highest among Brazilian states.

In line with the growth in GDP and industrial production, Brazilian electricity consumption expanded by 7.8% in 2010 — one of the largest year-on-year growth rates ever. There has also been a historical trend to high growth in Minas Gerais, with total expansion of 36.5% in the last 8 years, with an annual average of 4.6%.

Source: EPE (Energy Research Company).

Brazilian electricity consumption in 2010 was its highest in 8 years, at 419,016 GWh

The very strong growth in Brazilian domestic demand, of 10.3%, created a mismatch between the growth of domestic absorption and the capacity for expansion of supply, leading the Central Bank to take some cautionary tightening measures, to favor sustainable growth, and further increase the robustness of the Brazilian financial system. Inflation measured by the IPCA (Expanded Consumer Price) index, was 5.91% over the whole year, within the target range of 2.5% to 6.5% set by the National Monetary Council. The Selic rate (the interest rate adopted by the monetary authority) was 10.75% at the end of the year. The increase in inflation is also a reflection of the great volatility of prices in the food and beverage sector, created by very high rainfall which had a negative effect on that sector’s production. Increases in prices of commodities, from September, in line with the recovery of economic growth worldwide, also contributed to the inflationary pressures.

The balance of payments was a surplus, portraying the large historic increase in foreign direct investment (FDI), and the expansion of both exports and imports. In spite of the fall in the trade balance due to the higher proportional increase in imports than in exports, the international reserves — which reached US$310 billion in March 2011 — provide greater security and reliability for foreign investors.

The expected benign outlook for Brazil in the coming years calls for careful attention from policymakers to economic variables, harmony between the governments policies, and investments in physical and human infrastructure.

— Cemig’s electricity market

We refer to Cemig’s market as the total sales of electricity by Cemig D, Cemig GT consolidated (Cemig GT, plus Cachoeirão, Pipoca and the proportionate holdings in the Parajuru, Morgado and Volta do Rio wind farms); the subsidiaries and affiliates (Horizontes, Ipatinga, Sá Carvalho, Barreiro, Cemig PCH, Rosal and Capim Branco); and Light (in proportion to Cemig’s holding).

These include sales both to captive consumers and free clients, in the concession area of Minas Gerais and outside the State, and also the sale of electricity to other agents of the electricity sector in the Free and Regulated Markets, and the sales under the Proinfa program to encourage alternative electricity sources, and on the CCEE (wholesale market) — eliminating transactions between companies of the Cemig group.

In 2010, Cemig sold a total of 66,255 GWh, 9% more than in 2009 (60,909).

The figure includes a large volume of electricity sold to industrial consumers, totaling 24,826 GWh — the result of the strong economic growth and of Cemig’s position as leader in the free market in electricity in Brazil. Another highlight is our sales under the Proinfa program, which grew by 319% — to 84 GWh — in 2010, reflecting the startup of the wind farms in Ceará in which Cemig bought stakes in 2009.

	MWh
Consolidated sales volume	2010	2009	Change
Residential	9,944,272	9,744,437	2%
Industrial	24,826,143	22,637,786	10%
Commercial, services and others	6,227,336	6,197,419	0%
Rural	2,466,451	2,220,658	11%
Public authorities	1,082,741	1,070,831	1%
Public illumination	1,220,491	1,226,347	0%
Public service	1,360,002	1,338,223	2%
Subtotal	47,127,436	44,435,701	6%
Own consumption	53,417	51,555	4%
	47,180,853	44,487,256	6%
Wholesale supply to other concession holders (*)	14,204,530	13,859,700	2%
Transactions in energy on the CCEE	4,785,039	2,541,878	88%
Sales under the Proinfa program	84,771	20,245	319%
Total	66,255,193	60,909,079	9%

( * ) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

Sales to final consumers

The total volume of electricity sold to final consumers in 2010 was 47,127 GWh, or 6% more than the 44,487 GWh sold in 2009. Highlights are the industrial consumer category, representing 53% of total sales, which grew by 10% from 2009, and the rural category, which grew 11%.

The growth in all the types of final consumer reflects the expansion of the domestic market and the continuing recovery in productive activity.

This chart shows the breakdown of the Cemig Groups sales to final consumers:

— The electricity market of Cemig GT

Cemig GT sold 36,440 GWh in 2010, 6% more than in 2009 (34,268 GWh). This level of sales is the result of Cemig’s sales and business strategy, and its position as the largest wholesale supplier in the Brazilian market.

The quantity of electricity sold to other concession holders, and under ‘bilateral contracts’, was 3% lower. This mainly reflects the lower volume of electricity traded in the Regulated Market (CCEAR contracts), due to the completion of some contracts, and redirection of their electricity to industrial clients.

	Consolidated MWh (**)
	(Not reviewed by external auditors)
Description	2010	2009	Change
Industrial	18,644,010	16,418,684	14%
Commercial	56,067	4,722	1087%
	18,700,077	16,423,406	14%
Wholesale supply to other concession holders (*)	15,253,926	15,792,446	-3%
Transactions in energy on the CCEE	2,401,305	2,031,791	18%
Sales under the Proinfa program	84,771	20,245	319%
Total	36,440,079	34,267,888	6%

( * ) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

In 2010 Cemig GT traded a total of 167,693 GWh — including both sales and purchases — in electricity auctions. It held 77 auctions, and took part in a further 55 auctions held by other agents.

(Not audited by external auditors)

Electricity (GWh)

Own — short term	322
Own — long term	96,572
Total, own energy	96,894

Third parties — short term	881
Third parties — long term	69,918
Total, third parties	70,799
Overall total	167,693

Cemig GT decides its strategy for activity in the Free Market Auctions based on its own assumptions and premises, including a curve of future price forecasts, and by its Structural Balance Plan, which defines the availability that will be directed to the various agents of this market.

All transactions are analyzed considering best corporate governance practices, and the requirement to add value in the planned results, maximizing revenue and net income, as well as minimizing the volatility of operational cash flow.

— The electricity market of Cemig D

Cemig D sold 25,037 GWh in 2010, 11% more than in 2009.

	Consolidated MWh (**)
	(Not reviewed by external auditors)
Description	2010	2009	Change
Residential	8,134,143	7,774,466	5%
Industrial	4,757,191	4,826,009	-1%
Commercial, services and others	4,775,770	4,642,166	3%
Rural	2,455,112	2,208,247	11%
Public authorities	762,207	718,070	6%
Public illumination	1,067,876	1,057,666	1%
Public service	1,113,789	1,070,536	4%
Subtotal	23,066,088	22,297,160	3%
Own consumption	35,505	34,844	2%
	23,101,593	22,332,004	3%
Transactions in energy on the CCEE	1,935,630	219,494	782%
Total	25,037,223	22,551,498	11%

Consumption by the residential consumer category, at 25,037GWh, was 5% higher than in the previous year. The increase is associated with connection of new consumer units, and growth in private consumption by final consumers, reflecting the favorable conditions of the economy.

— The electricity market of Light

Light sold 21,492 GWh in 2010, 4% more than in 2009.

For more details on Light’s sales in 2010 see:

http://www.mzweb.com.br/light/web/arquivos/Light%20SA%20Release%204T10.pdf,

— Tariff Reviews of Cemig GT and Cemig D

Tariff Reviews of Cemig GT

First Tariff Review

The first Review of Cemig GT’s Transmission Tariff, covering all of its asset base, was approved by the Council of Aneel on June 17, 2009. In it Aneel set the percentage for repositioning of the Company’s Permitted Annual Revenue (RAP) at 5.35%, backdated to 2005.

On June 1, 2010, Aneel granted and partially approved the Administrative Appeal filed by the Company, ordering a change in the repositioning of its first periodic Tariff Review from 5.35% to 6.96%.

Second Tariff Review

On June 8, 2010, Aneel homologated the result of the Second Review of Cemig GT’s tariffs, which set the repositioning of the Permitted Annual Revenue (RAP) at -15.88%, backdated to June 2009. This resulted in a requirement for reimbursement of R$ 75,568 to the users of the Transmission System during the July 2010 to June 2011 tariff cycle.

Cemig D — Tariff Adjustment and Review

Tariff Adjustment of Cemig D

Aneel’s adjustment of the retail supply tariffs and TUSD (Tariff for Use of the Distribution System) of Cemig Distribuição S.A. (Cemig D), effective for April 2010 through March 2011, set different increases for different voltage levels — the average impact being an increase of 1.67%, in effect from April 8, 2010.

The resulting tariff adjustment now includes the effect of the improvements in procedures for calculating tariff adjustments put in place by the Third Amendment to the Concession Contracts. This amendment specifies neutrality of the non-controllable cost items of “Portion A” in relation to the sector charges.

— Protection of revenue — management of losses

Cemig D’s non-technical losses are currently around 2.24% of the amount of electricity injected into the distribution system. This is lower than the reference level set by Aneel in Cemig D’s Tariff Review, and well below the Brazilian national average, which is around 5.8%.

To further improve the company’s capacity to react to the practice of irregularities and electricity losses, various measures have been taken, including measures to improve the tools for selection of targets for inspection in the Client Management System (SGC/SAP); to increase productivity in the process of charging and collection for irregular consumption; “bulletproofing” of revenue of medium- and large-scale consumers; replacement of approximately 80,000 obsolete meters; metering measurements on medium-voltage feeders; and other measures.

— Operational revenue

This is the breakdown of operational revenues:

R$ million (R$ mn)	2010	2009

Revenue from supply of electricity (a)	14,954	15,008
Revenue from use of the electricity distribution systems (TUSD)	1,658	1,332
Revenue from use of the transmission grid (b)	1,555	903
Other operational revenues (c)	791	652
Deductions from operational revenues (d)	(6,095)	(5,737)
Net operational revenue	12,863	12,158

— Revenue from supply of electricity

Revenue from supply of electricity in 2010 was R$ 14.953 billion, 0.4% lower than the revenue of R$ 15.008 billion in 2009.

Final consumers

Revenue from sales of electricity to final consumers (excluding Cemig’s own consumption) was R$ 13.352 billion (bn) in 2010, 0.9% more than in 2009 (R$ 13.233bn).

The main items affecting this result are:

Increase of 6.06% in the volume of energy invoiced to final consumers (excluding Cemig’s own consumption).

Average tariff 3.35% lower in 2010, at R$ 282.01/MWh vs. R$ 291.79/MWh in 2009. This is due to the higher volume of regulatory items included in the tariff in 2009 – for example the Extraordinary Tariff Recomposition (RTE), and non-controllable costs of the distribution company (CVA).

Revenue from wholesale electricity sales

The volume of electricity sold to other concession holders was 2.49% higher year-on-year, at 14,204,530 MWh in 2010, compared to 13,859,700 MWh in 2009 – but for a lower average sale price, of R$ 101.72/MWh in 2010, vs. R$ 117.87/MWh in 2009, mainly reflecting the contracts made at adjustment auction sales to distributors, held only in 2009, with an average price of R$ 145.00/MWh. As a result, revenue from wholesale supply to other concession holders was 11.57% lower year-on-year, at R$ 1.444bn in 2010, compared to R$ 1.633bn in 2009.

— Revenue from use of the electricity systems

Revenue from use of the electricity distribution systems (TUSD)

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (TUSD) was 24.47% higher, at R$ 1.658bn, in 2010, than in 2009 (R$ 1.332bn). This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Revenue from use of the transmission grid

This revenue was 72.20%, or R$ 611 million, higher in 2010, at R$ 1.555bn (compared to R$ 903 million in 2009).

This revenue is from the transmission capacity provided to the national grid, and also from the jointly-controlled transmission subsidiaries, among which we highlight the transmission groups known as TBE and Taesa.

The increase in this revenue in 2010 is mainly due to acquisition of interests in Taesa, in October 2009, and in May 2010 through a public offer to aqcuire shares, which increased these revenues in 2010.

— Ebitda

Ebitda, R$ mn	2010	2009	Change, %
Net income	2,258	2,134	5.81
+ Provision for income tax and Social Contribution tax	564	1,131	(50.13)
+ Financial revenues (expenses)	825	355	132.39
+ Depreciation and amortization	896	895	—
+ Minority interests	—	73	—
= EBITDA	4,543	4,588	(0.98)
Non-recurring items:
+ Settlement of legal action with industrial client	178	—	—
+ ICMS tax: low-income consumers	26	—	—
+ PDV Voluntary Retirement Program	40	206	(80.58)
= ADJUSTED EBITDA	4,787	4,797	(0.15)

(method of calculation not reviewed by external auditors)

Ebitda was not significantly different in 2010 from 2009: a reduction of 0.98%.

The main non-recurring items affecting Ebitda are:

Recognition of an expense of R$ 179mn in Cemig D, in 2010, arising from the settlement of a legal action brought by an industrial consumer, for reimbursement of the tariff increase introduced by the DNAEE during the Cruzado economic plan (of 1986).

Recognition of an ICMS tax expense in 2010 relating to the subsidy for the discount on tariffs for low-income consumers, in the amount of R$ 26mn, resulting from the decision to subscribe to the Tax Amnesty program put in place by the government of the Minas Gerais State.

Provisions, in 2010 and 2009, of R$ 40mn and R$ 206mn, respectively, for the Company’s Voluntary Retirement Program.

Ebitda from the principal companies

EBITDA PER COMPANY

CEMIG GT*	2,043
CEMIG D	1,177
LIGHT	376
GASMIG	67
TBE	194
TAESA	311
OTHERS	375
CONSOLIDATED	4,543

— Profit in the period

Cemig reported net incomeof R$ 2.258 billion in 2010, 5.81% more than its 2009 net income of R$ 2.124 billion.

— Taxes applicable to operational revenue

The taxes applied to operational revenue in 2010 totaled R$ 6.095bn, compared to R$ 5.737bn in 2009, an increase of 6.24%. The main variations in these deductions from revenue between the two years are as follows:

The Fuel Consumption Account – CCC

Expenses on the CCC in 2010 were R$ 532mn, 7.91% more than their total of R$ 493mn in 2009. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared (pro-rated) between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE – Energy Development Account

Expenses on the CDE in 2010 were R$ 423mn, 3.68% more than their total of R$ 408mn in 2009. These payments are specified by a Resolution issued by the regulator, Aneel. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services the Company charges the CDE amount to Free Consumers on their invoices for use of the grid, and passes it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

For a breakdown of the taxes applicable to revenues, please see Explanatory Note 23 to the consolidated financial statements.

— Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 9.217bn in 2010, 8.86% more than in 2009 (R$ 8.467bn). This is mainly due to increases in the non-controllable costs of Electricity bought for resale. For more information please see Explanatory Note 24 to the Consolidated Financial Statements.

These are the main variations in expenses:

Electricity bought for resale

The total expense on Electricity bought for resale in 2010 was R$ 3.722bn, 16.35% more than in 2009 (R$ 3.199bn), mainly reflecting greater purchases by the distributors in the Regulated Market. This is a non-controllable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. There is a breakdown of this expense in Explanatory Note 24 to the Consolidated Financial Statements.

Personnel

Total personnel expenses in 2010 were R$ 1.211bn, 8.12% less than in 2009 (R$ 853mn). This result is largely due to a much larger expense on the PDV Voluntary Retirement Program in 2009 (when it was put in place), with an expense in that year of R$ 206mn, compared to only R$ 40mn in 2010 (an adjustment of the provision made in 2009). This is associated with reduction of the aggregate number of employees (of the holding company, Cemig D and Cemig GT) from 9,746 at the end of 2009 to 8,859 at the end of 2010.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 2010 was R$ 729mn, 14.54% less than in 2009 (R$ 853mn).

These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization

The expense on depreciation and amortization was unchanged from 2009 to 2010, at R$ 896mn.

Post-employment obligations

The expense on post-employment obligations in 2010 was R$ 107mn, compared to R$ 150 million in 2009, a reduction of 28.67%. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the pension plans, estimated by an external actuary. This year the expense was reduced by higher expectation of returns on the assets of the Plan in 2010 in comparison with the obligations.

Operational provisions

Operational provisions in 2010 totaled R$ 138mn, 11.29% more than in 2009 (R$ 124mn). This mainly arose from settlement of a legal action, brought by an industrial consumer questioning a tariff increase made in 1986 by the

Federal Water Authority (by DNAEE Ministerial Order 045/86). An expense of R$ 178mn was posted for this in 2010. Its effect is partially offset by a reversal in the provision for retirement premiums, of R$ 22mn, in 2010, compared to a provision of R$ 41 milhões em 2009. There is a breakdown on the provisions in Explanatory Note 24 to the consolidated financial statements.

Gas purchased for resale

Expenses on gas bought for resale in 2010 were R$ 225mn, 35.54% more than their total of R$ 166mn in 2009. This reflects the higher quantity of gas sold, due mainly in turn to greater operation of the thermal generation plants that are clients of Gasmig, in 2010.

— Financial revenues (expenses)

In 2010 the company posted net financial expenses of R$ 825mn, compared to net financial expenses of R$ 354mn in 2009. The main factors affecting this result were:

Higher revenue from cash investments: R$ 392mn in 2010, 44.12% more than in 2009 (R$ 272mn), due to a higher volume of cash being invested in 2010.

Higher expenses on costs of loans and financings: R$ 1.075bn in 2010, compared to R$ 799mn in 2009. The higher figure reflects entry of new financings, one of the most important being the issue of R$ 2.7bn in Promissory Notes by Cemig GT in October 2009, settled in March 2010 wih the proceeds of a debenture issue in March 2010, of the same amount.

Increase in the expense on monetary variation on Loans and financings in Brazilian currency: R$ 144mn in 2010, compared to R$ 9mn in 2009. This reflects, substantially, the higher volume of funding raised, and also the change in inflation indices and other indexors of contracts on the company’s loans, financings and debentures — principally the IGP—M inflation index, which was 1.72% negative over the whole of 2009, and 11.32% positive over the whole of 2010.

For a breakdown of financial revenues and expenses, please see Explanatory Note 25 to the Financial Statements.

— Income tax and Social Contribution tax

Cemig’s expenses on income tax and the Social Contribution tax in 2010 totaled R$ 564 million, on profit of R$ 2,822 billion before tax, a percentage of 19.99%. This compares with 2009, when Cemig’s expenses on income tax and the Social Contribution totaled R$ 1.131 billion, on profit of R$ 3,337 billion before tax, a percentage of 33.89%.

The lower percentage tax rate in 2010 in relation to the profit is due to tax credits recognized in 2010, in the amount of R$ 288,505. These credits are for tax losses that were not recorded in the financial statements and were recognized in 2010 as a result of proof of their realization through the projections of the Company’s results.

The effective tax rates are reconciled with the nominal rates in Explanatory Note 9 to the Financial Statements.

— Appendix

Cemig Consolidated charts from I to IX (Values in million of Reais)

Charts I

Energy Sales (Consolidated) - GW	2010	2009	Change%
Residential	9,944	9,744	2
Industrial	24,826	22,638	10
Commercial	6,227	6,198	0
Rural	2,466	2,220	11
Others	3,663	3,635	1
Subtotal	47,127	44,435	6
Own Consumption	53	52	3
Supply	14,204	13,860	2
Transactions on the CCEE	4,785	2,542	88
Sales under the Proinfa program	85	20	—
TOTAL	66,255	60,909	9

Charts II

Energy Sales	2010	2009	Change%
Residential	4,833	4,625	4
Industrial	3,936	3,856	2
Commercial	2,718	2,740	(1)
Rural	632	572	10
Others	1,171	1,173	(0)
Electricity sold to final consumers	13,290	12,966	2
Low-Income Consumers Subsidy	133	265	(50)
Unbilled Supply, Net	(71)	2	(3,650)
Supply	1,445	1,634	(12)
Transactions on the CCEE	133	137	(3)
Sales under the Proinfa program	24	4	—
TOTAL	14,954	15,008	(0.4)

Charts III

Sales per Company

Cemig Distribution

2010 Sales	GWh
Industrial	4,757
Residencial	8,134
Rural	2,455
Commercial	4,776
Others	2,979
Sub total	23,101
Wholesale supply	1,936
Total	25,037

Independent Generation

2010 Sales	GWh
Horizontes	83
Ipatinga	300
Sá Carvalho	490
Barreiro	98
CEMIG PCH S.A	120
Rosal	265
Capim Branco	522
Cachoeirão	75
Wind farm	85
Pipoca	12
Vendas CCEE (PLD)	103
TOTAL	2,153

Cemig GT

2010 Sales	GWh
Free Consumers	18,700
Wholesale supply	15,339
Wholesale supply others	10,144
Wholesale supply Cemig Group	1,356
Wholesale supply bilateral contracts	3,839
Transactions in the CCEE (PLD)	2,401
Total	36,440

Light (25.0) - Distribution

2010 Sales	GWh
Industrial	384
Residencial	1,810
Commercial	1,365
Rural	11
Others	737
Wholesale supply	1,068
Transactions in the CCEE (PLD)	345
Total	5,720

Cemig Consolidated by Company

2010 Sales	GWh	Participação
Cemig Distribution	25,037	38%
Cemig GT	36,440	55%
Wholesale Cemig Group	5,720	9%
Wholesale Light Group	2,153	3%
Independent Generation	(2,784)	—
RME	(311)	—
Total	66,255	100%

Charts IV

Operating Revenues	2010	2009	Change%
Sales to end consumers	13,351	13,233	1
TUSD	1,658	1,332	24
Supply + Transactions in the CCEE	1,578	1,771	(11)
Revenues from Trans. Network	1,555	903	72
Gas Supply	398	307	30
Others	418	349	20
Subtotal	18,958	17,895	6
Deductions	(6,095)	(5,737)	6
Net Revenues	12,863	12,158	6

Charts V

Operating Expenses	2010	2009	Change%
Personnel/Administrators/Councillors	1,211	1,318	(8)
Fortuz – Post-Retirement Employee Benefits	107	150	(29)
Materials	134	114	18
Raw material for production	—	4	(100)
Contracted Services	923	819	13
Purchased Energy	3,722	3,199	16
Royalties	140	154	(9)
Depreciation and Amortization	896	895	0
Operating Provisions	138	124	11
Charges for Use of Basic Transmission Network	728	853	(15)
Gas Purchased for Resale	225	166	36
Other Expenses	466	312	49
Employee Participation	325	238	37
Cost from Operation	201	120	68
TOTAL	9,216	8,466	9

Charts VI

Financial Result Breakdown	2010	2009	Change%
Financial revenues	849	833	2
Revenue from cash investments	392	272	44
Arrears penalty payments on electricity bills	137	170	(19)
Minas Gerais state government	129	149	(13)
FX variations	51	116	(56)
Pasep and Cofins taxes on financial revenues	(39)	(40)	(1)
Gains on financial instruments	8	1	530
Adjustment to present value	17	2	708
Other	154	163	(5)
Financial expenses	(1,674)	(1,188)	41
Costs of loans and financings	(1,075)	(799)	35
FX variations	(37)	(18)	107
Monetary updating – loans and financings	(144)	(9)	1,443
Monetary updating – paid concessions	(42)	—	—
Losses on financial instruments	(14)	(91)	(85)
Charges and monetary updating on Post-employment obligations	(142)	(93)	53
Amortization of goodwill premium /discount on investments	(72)	(34)	111
Other	(147)	(144)	2
Financial revenue (expenses)	(825)	(354)	133

Charts VI

Statement of Results	2010	2009	Change%
Net Revenue	12,863	12,158	6
Operating Expenses	9,216	8,466	9
EBIT	3,647	3,692	(1)
EBITDA	4,543	4,588	(1)
Financial Result	(825)	(354)	133
Provision for Income Taxes, Social Cont & Deferred Income Tax	(564)	(1,131)	(50)
Minority Shareholders	—	(73)	(100)
Net Income	2,258	2,134	6

Charts VII

BALANCE SHEETS (CONSOLIDATED) - ASSETS	2010	2009
CURRENT	8,086	8,617
Cash and cash equivalents	2,980	4,425
Securities – cash Investments	322	—
Consumers and Traders	2,263	2,278
Concession holders – transport of energy	401	367
Financial assets of the concession	625	222
Taxes offsetable	374	357
Income tax and Social Contribution recoverable	490	530
Inventories	41	35
Other credits	590	403
NON-CURRENT	25,470	21,677
Accounts receivable from Minas Gerais state government	1,837	1,824
Credit Receivables Investment Fund	—	—
Deferred income tax and Social Contribution tax	1,801	1,108
Taxes offsetable	140	115
Income tax and Social Contribution recoverable	83	118
Deposits linked to legal actions	1,027	693
Consumers and Traders	96	161
Other credits	114	115
Financial assets of the concession	7,316	5,508
Investments	24	26
Fixed assets	8,229	8,303
Intangible	4,804	3,705
TOTAL ASSETS	33,556	30,294

Charts VIII

BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY	2010	2009
CURRENT	6,403	10,280
Suppliers	1,121	852
Regulatory charges	384	324
Profit shares	116	98
Taxes, charges and contributions	404	419
Income tax and Social Contribution tax	137	127
Interest on Equity and dividends payable	1,154	954
Loans and financings	1,574	5,878
Debentures	629	781
Salaries and mandatory charges on payroll	243	353
Post-employment obligations	99	94
Provision for losses on financial instruments	69	78
Other obligations	473	320
NON-CURRENT	15,676	8,849
Regulatory charges	142	152
Loans and financings	6,244	4,044
Debentures	4,779	590
Taxes, charges and contributions	693	327
Income tax and Social Contribution tax	1,065	989
Provisions	371	562
Concessions payable	118	80
Post-employment obligations	2,062	1,915
Other obligations	201	190
SHAREHOLDERS’ EQUITY	11,476	11,166
Registered capital	3,412	3,102
Capital reserves	3,954	3,969
Profit reserves	2,873	3,177
Adjustments to Stockholders’ equity	1,209	1,343
Accumulated Conversion Adjustment	1	0
Funds allocated to increase of capital	27	27
Accumulated losses	—	(453)
TOTAL LIABILITIES	33,556	30,294

Charts IX

Cash Flow Statement	2010	2009	Change%
Cash at beginning of period	4,425	2,284	94
Cash generated by operations	3,457	2,570	35
Net income	2,258	2,134	6
Depreciation and amortization	896	936	(4)
Suppliers	269	(40)	(773)
Provisions for operational losses	(78)	(168)	(54)
Other adjustments	112	(292)	(138)
Financing activities	(377)	3,270	(112)
Financings obtained and capital increase	6,227	5,223	19
Payments of loans and financings	(4,775)	(1,016)	370
Interest on Equity, and dividends	(1,829)	(937)	95
Investment activity	(4,525)	(3,699)	22
Investments	(1,880)	(1,390)	35
Fixed and Intangible assets	(2,645)	(2,309)	15
Cash at end of period	2,980	4,425	(33)

Cemig GT charts from I to III (Values in million of Reais)

Charts I

Operating Revenues	2010	2009	Change%
Sales to end consumers	2,109	1,765	19
Supply	1,571	1,793	(12)
Revenues from Trans. Network + Transactions in the CCEE	1,209	789	53
Others	52	88	(41)
Subtotal	4,941	4,435	11
Deductions	(1,026)	(899)	14
Net Revenues	3,915	3,536	11

Charts II

Operating Expenses	2010	2009	Change%
Personnel/Administrators/Councillors	307	309	(1)
Employee Participation	75	55	—
Depreciation and Amortization	374	445	(16)
Charges for Use of Basic Transmission Network	250	275	(9)
Contracted Services	149	151	(1)
Fortuz – Post-Retirement Employee Benefits	24	30	(20)
Materials	24	21	14
Royalties	135	140	(4)
Operating Provisions	(9)	3	—
Other Expenses	83	52	60
Purchased Energy	371	149	149
Raw material for production	—	4	(100)
Construction Cost	152	89	71
Total	1,935	1,723	12

Charts III

Statement of Results	2010	2009	Change%
Net Revenue	3,915	3,536	11
Operating Expenses	1,935	1,723	12
EBIT	1,980	1,813	9
EBITDA	2,353	2,258	4
Financial Result	(513)	(277)	85
Provision for Income Taxes, Social Cont & Deferred Income Tax	(383)	(433)	(12)
Net Income	1,084	1,103	(2)

Cemig D charts from I to IV (Values in million of Reais)

Charts I

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q09	5,448	3,269	8,717	21
2Q09	5,478	3,593	9,071	21
3Q09	5,666	3,915	9,581	22
4Q09	5,740	4,304	10,043	22
1Q10	5,613	4,385	9,998	23
2Q10	5,710	4,914	10,625	24
3Q10	5,841	5,047	10,888	25
4Q10	5,938	4,927	10,865	25

Charts II

Operating Revenues	2010	2009	Change%
Sales to end consumers	9,344	9,223	1
TUSD	1,640	1,196	37
Subtotal	10,984	10,419	5
Others	91	85	7
Subtotal	11,075	10,504	5
Deductions	(4,148)	(3,810)	9
Net Revenues	6,927	6,694	3

Charts III

Operating Expenses	2010	2009	Change%
Purchased Energy	2,925	2,483	18
Personnel/Administrators/Councillors	759	880	(14)
Depreciation and Amortization	378	357	6
Charges for Use of Basic Transmission Network	616	553	11
Contracted Services	642	523	23
Forluz – Post-Retirement Employee Benefits	78	92	(15)
Materials	99	82	21
Operating Provisions	209	66	217
Other Expenses	186	217	(14)
Employee Participation	236	162	46
Total	6,128	5,415	13

Charts IV

Statement of Results	2010	2009	Change%
Net Revenue	6,927	6,694	3
Operating Expenses	6,128	5,415	13
EBIT	799	1,279	(38)
EBITDA	1,177	1,637	(28)
Financial Result	(224)	(87)	157
Provision for Income Taxes, Social Cont & Deferred Income Tax	(135)	(416)	(68)
Net Income	440	776	(43)

8.     Ordinary and Extraordinary General Meeting: Convocation and Proposal — with Appendix — CEMIG, April 29, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 ;  NIRE 31300040127

ORDINARY

AND

EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held, concurrently, on April 29, 2011 at 4 p.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                 Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

2                 Allocation of the net profit for the year 2010, in the amount of R$ 2,257,976,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

3                 Dividends: Decision on the form and date of payment of the obligatory dividend and complementary dividends, in the amount of R$ 1,196,074,000.

4                 Changes to the Bylaws, to change the names of the following Chief Officers’ Departments:

•                  From:                Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:                              Department of Business Development

•                  From:                Department of Finance, Investor Relations and Financial Control of Holdings

To:                              Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 11:	Paragraph 3;
Clause 18:
Clause 21:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 22:	Head paragraph:	Sub-item I —	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VII —	subclause “k”;
		Sub-item VIII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX —	subclauses “c” and “f”; and
Paragraph 4.

5                 Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office; and setting of their remuneration.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6                 Setting of the remuneration of the Company’s Managers.

7                 Orientation of the vote of the Company’s representative in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. (“Cemig D”), also to be held, concurrently, on April 29, 2011, as to the following:

a)         Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

b)        Allocation of the net profit for the business year 2010, in the amount of R$ 441,002,000, to offsetting of the accumulated loss at December 31, 2010; and offsetting of the remaining balance of the accumulated loss, in the amount of R$ 268,225,000, with the Retained Earnings Reserve, in the amount of R$ 204,202,000, and the amount of R$ 64,023 from the Legal Reserve.

c)         Recommendation to the Executive Board to prepare studies with a view to an application to the National Electricity Agency, Aneel, for permission for reduction of capital, to compensate for the effect of non-payment of dividends in 2010, caused by the adoption of International Financial Reporting Standards, if this reduction of capital is advantageous for permitting flow of funds from the Company to Cemig.

d)        Changes to the Bylaws to change the names of the following Chief Officers’ Departments:

i)         From:                 Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:                                          Department of Business Development

ii)     From:                 Department of Finance, Investor Relations and Financial Control of Holdings

To:                                          Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 7:	Paragraph 2;
Clause 13:
Clause 16:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 17:	Head paragraph:	Sub-item I —	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VI —	subclause “j”;
		Sub-item VII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX —	subclauses “c” and “f”; and
Paragraph 4.

e)         Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

8                 Orientation of the vote of the Company’s representative in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A. (“Cemig GT”), also to be held, concurrently, on April 29, 2011, as to the following:

a)         Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

b)        Allocation of the net profit for the year 2010, in the amount of R$ 1,084,110,000, and of the balance in the Retained Earnings account, in the amount of R$ 101,909,000.

c)         Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 1,131,813,000.

d) Changes to the Bylaws to change the names of the following Chief Officers’ Departments:

i)          From:               Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:                                          Department of Business Development

ii)      From:               Department of Finance, Investor Relations and Financial Control of Holdings

To:                                          Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 7:	Paragraph 2;
Clause 13:
Clause 16:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 17:	Head paragraph:	Sub-item I —	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VI —	subclause “j”;
		Sub-item VII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX —	subclauses “c” and “f”; and
Paragraph 4.

e) Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 27, 2011, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, March 28, 2011.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors

PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, ON

APRIL 29, 2011.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

• whereas:

a)              under Law 6404/1976, as amended, and Clause 17, Subclause “h” of the Bylaws, the Board of Directors must make a prior statement of its position on the Report of Management and the accounts of the Company’s Executive Board;

b)             pursuant to Article 192 of Law 6404 as amended, and Clauses 27 to 31 of the Bylaws, the financial statements for 2010 report net profit of R$ 2,257,976,000 and include a balance of accumulated losses of R$ 238,043,000 relating to adjustments for prior years due to the adoption of new accounting rules;

c)              as a result of the new accounting rules, a new valuation was made of the generation assets of the subsidiaries whose accounting balances were significantly lower than fair value, with an increase in assets, with counterpart in Stockholders’ equity, of R$ 1,495,823,000, net of tax effects, in the initial adoption; and as a result of this new valuation there was an increase in depreciation expense, with an impact of R$ 134,171,000 on the net profit for 2010;

d)             there is an opportunity to simplify the names of the following Chief Officers’ Departments, by changing them as follows:

From:                                 Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:                                 Department of Business Development

From:                                 Department of Finance, Investor Relations and Financial Control of Holdings

To:                                 Department of Finance and Investor Relations.

e)              Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold Extraordinary General Meetings of Stockholders to change their Bylaws on the same date as Cemig makes changes to its Bylaws;

f)                Cemig GT and Cemig D will hold Ordinary and Extraordinary General Meetings of Stockholders by April 29, 2011;

g)             Clause 21, Paragraph 4, Sub-clause “g” of the Bylaws of Cemig states as follows:

“Clause 21…

§4 The following decisions shall require a vote by the Executive Board: ...

g)             approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and of the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan;”

• now proposes to you the following:

I)          Allocation of the net profit for 2010, in the amount indicated above, as follows:

1)         R$ 112,899,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws.

2)         R$ 1,196,074,000 should be allocated as dividends to those stockholders whose names are on the company’s  Nominal Share Register on March 29, 2011, as follows:

•                   R$ 1,128,988,000 to be allocated as obligatory dividends to the Company’s stockholders, corresponding to 50% of the net profit in accordance with sub-clause “b” of the Sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation.

•                   R$ 67,086,000 to be allocated as complementary dividends, corresponding to 50% of the resulting effect on the 2010 net profit arising from the new valuation of the generation assets.

3)         R$ 590,591,000 to be allocated to the Retained Earnings Reserve, for use in payment of expenses, taxes and debt servicing;

4)         R$ 13,351,000 to be used for injection of capital into Transchile Charrúa Trasmisión S.A, corresponding, at December 31, 2010 to US$ 8,012,000, as per Board Spending Decision (CRCA) 030/2010, of May 27, 2010, and CRCA 084/2010 of December 23, 2010.

5)         R$ 30,424,000 to be used for injection of capital into Usina Termelétrica de Barreiro S.A, as per CRCA 023/2010, of May 6, 2010, and CRCA 067/2010, of November 19, 2010.

6)         R$ 52,714,000 to be used for injection of capital into Empresa Brasileira de Transmissão de Energia S.A. (EBTE), in accordance with CRCA 056/2008, of September 17, 2010.

7)         R$ 980,000 to be used for injection of capital into Axxiom Soluções Tecnológicas S.A., as per CRCA 058/2010, of September 17, 2010.

8)         R$ 238,043,000 to be allocated for absorption of the accumulated loss relating to adoption of the new accounting rules;

9)         R$ 62,555,000 to be held in Stockholders’ equity in the Reserve under the Bylaws account referred to in Clause 28, Sole Paragraph, Sub-clause “c”, and Clause 30, of the Bylaws.

• the payments of dividends to be made in two installments, by June 30 and December 30, 2011, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 gives a summary of Cemig’s Cash Budget for 2011, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

II) Changes to the Bylaws, as follows:

1-                                      To change the following names of Chief Officers’ Departments:

From:                                    Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:                                              Department of Business Development

From:                                    Department of Finance, Investor Relations and Financial Control of Holdings

To:                                              Department of Finance and Investor Relations.

2-                                      Consequent alteration of Paragraph 3 of Clause 11, to the following:

“Clause 11…

§3                Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies.

The Chief Business Development Officer shall always be appointed as one of the members of such committees, who shall always act in shared activity with the Chief Finance and Investor Relations Officer or any other Chief Officer.”.

3-         Consequent alteration of Clause 11, to the following:

“Clause 18:

The Executive Board shall be made up of 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors, comprising: Chief Executive Officer; Deputy Chief Executive Officer; Chief Finance and Investor Relations Officer; Chief Corporate Management Officer; Chief Distribution and Sales Officer; Chief Generation and Transmission Officer; Chief Trading Officer; Chief Business Development Officer; Chief Officer for the Gas Division; Chief Counsel; and Chief Institutional Relations and Communication Officer.”

4-         Consequent alteration of Paragraph 3 and of Sub-items “g” and “j” of Paragraph 4 of Clause 21, to read as follows:

“Clause 21 -

§3                The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared under the coordination of the Chief Executive Officer and the Chief Officer for Finance and Investor Relations, respectively, and, in relation to the affiliates and subsidiaries, jointly with the Chief Business Development Officer and, at all times, in all aspects, with the participation of all the Company’s Chief Officers. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§ 4             g)       approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and the Chief Officer for Finance and Investor Relations, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan;

j)            authorization of provisions in the company’s accounts in an amount less than R$ 14,000,000.00 (fourteen million Reais), upon proposal by the Chief Officer for Finance and Investor Relations;

5-         Consequent alterations of the following parts of the head paragraph of Clause 22 —

Subclauses “b” and “i” of Sub-item I;

Sub-item III and its subclauses “b”, “c”, “n” and “p”;

Subclause “k” of Sub-item VII;

Sub-item VIII and its subclauses “d”, “m” and “p”;

and Subclauses “c” and “f” of Sub-item IX

• to read as follows:

“Clause 22…

I —  To the Chief Executive Officer:

b)             to coordinate the preparation, consolidation and implementation of the Company’s Multi-Year Strategic Implementation Plan; in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Officer for Business Development and in all cases with the participation of the other Chief Officers of the Company;

i)                 to propose the appointments to Management positions and the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social — Forluz, after hearing the Chief Officer for Finance and Investor Relations, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Officer for Business Development, expect in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail.

VII —  To the Chief Trading Officer:

k)              in coordination with the Chief Business Development Officer’s Department, to manage the trading, of the Company’s carbon credits.

VIII — To the Chief Business Development Officer:

d)             to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan, and with the Chief Officer for Finance and Investor Relations, of the Annual Budget in relation to the affiliated companies and subsidiaries;

m)           to propose, jointly with the Chief Officer for Finance and Investor Relations, to the Executive Board, for approval or for submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

p)             to coordinate, jointly with the Chief Officer for Finance and Investor Relations, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

IX — To the Chief Officer for the Gas Division:

c)              to carry out research, analyses and studies of investments and new technologies related to oil and gas, jointly with the Office of the Chief Business Development Officer;

f)                to propose to the Executive Board, jointly with the Chief Officer for Finance and Investor Relations and the Chief Officer for Business Development, the multi-year plan for capital expenditure and expenses of other special-purpose companies associated with the oil and gas activities;”.

6-         Consequent alteration of Paragraph 4 of Clause 22, to the following:

“Clause 22…

§ 4             Projects developed by the Company under the aegis of the Chief Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Department responsible for their construction, execution, operation and commercialization, as defined in these Bylaws.”.

III)            Votes: That the representative of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., also to be held, concurrently, on April 29, 2011, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D

a)        Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

b)       allocation of the net profit for the year, in the amount of R$ 441,002,000, to offset the accumulated loss at December 31, 2010; the balance remaining of the loss after this offsetting, in the amount of R$ 268,225,000, to be offset with the Retained Earnings Reserve, in the amount of R$ 204,202,000, and R$ 64,023 from the Legal Reserve.

c)        Recommendation to the Executive Board to prepare studies with a view to an application to the National Electricity Agency, Aneel, for permission for reduction of capital, to compensate for the effect of non-payment of dividends in 2010, which in turn results from the adoption of International Financial Reporting Standards, if this reduction of capital is advantageous for permitting flow of funds from the Company to Cemig.

d)       Changes to the Bylaws to change the following names of the Chief Officers’ Departments:

From:                     Department of New Business Development and Corporate Control of Subsidiaries and Affiliates

To:                    Department of New Business Development

From:                     Department of Finance, Investor Relations and Financial Control of Holdings

To:                    Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 7:	Paragraph 2;
Clause 13:
Clause 16:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 17:	Head paragraph:	Sub-item I —	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VI —	subclause “j”;

	Sub-item VII, and its	subclauses “d”, “m” and “p”;
	Sub-item IX —	subclauses “c” and “f”; and
Paragraph 4.

e)        Election of the sitting and substitute members of the Audit Board, due to the ending of the current period of office.

Cemig GT

a)        Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

b)       Allocation of the net profit for the year 2010, in the amount of R$ 1,084,110 mil, and of the balance of retained earnings, in the amount of R$ 101,909,000:

c)        Decision on the form and date of payment of dividends and Interest on Equity , in the amount of R$ 1,131,813,000.

d)       Changes to the Bylaws to change the following names of the Chief Officers’ Departments:

From:	Department of New Business Development and Corporate Control of Subsidiaries and Affiliates
To:	Department of New Business Development
From:	Department of Finance, Investor Relations and Financial Control of Holdings
To:	Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 7:	Paragraph 2;
Clause 13:
Clause 16:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 17:	Head paragraph:	Sub-item I —	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VI —	subclause “j”;
		Sub-item VII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX —	subclauses “c” and “f”; and
Paragraph 4.

e)        Election of the sitting and substitute members of the Audit Board, due to the ending of their period of office.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 28, 2011.

Board of Directors

Chair	Dorothea Fonseca Furquim Werneck
Vice-Chair	Djalma Bastos de Morais
	João Camilo Penna Luiz Carlos Costeira Urquiza Antônio Adriano Silva Maria Estela Kubitschek Lopes Arcângelo Eustáquio Torres Queiroz Paulo Roberto Reckziegel Guedes	Eduardo Borges de Andrade Saulo Alves Pereira Junior Francelino Pereira dos Santos Paulo Márcio de Oliveira Monteiro Guy Maria Villela Paschoal Renato Torres de Faria

APPENDIX 1

CASH BUDGET FOR 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Current R$ ’000

Item	Total 2011%

A – INITIAL BALANCE	291,749	—

B – FUNDS	2,097,717	100.0
Others	66,751	3.2
Capital resources	2,030,966	96.8

C – DISBURSEMENTS	2,331,373	100.0
Capital expenditure program	435,662	18.7
Expenses budget	104,036	4.5
Taxes	34,366	1.5
Debt servicing	452,189	19.4
Dividends	1,196,074	51.3
Others	109,046	4.7

D – FINAL BALANCE (A+B-C)	58,093	—

APPENDIX 2

CALCULATION OF PROPOSED DIVIDENDS

31.12.2010 R$ ’000
(1) Calculation of:

Minimum Dividend required by the Bylaws for the preferred shares

(i) Nominal value of the preferred shares	1,920,724
Percentage applied to the nominal value of the preferred shares	10.00%
Amount of the dividends by the first payment criterion	192,072

(ii) Stockholders’ equity	11,476,133
Preferred shares as % of Stockholders’ equity (net of shares held in Treasury)	56.27%
Portion of Stockholders’ equity represented by the preferred shares	6,457,620
Percentage applied to the portion of Stockholders’ equity represented by the preferred shares	3.00%
Amount of the dividends by the second payment criterion	193.729

Minimum dividends required by the Bylaws for the Preferred Shares	193,729

(2) Calculation of the Obligatory Dividend

Net profit for the year	2,257,976
Obligatory dividend = 50.00% of net profit	1,128,988

(3) Net dividends proposed:	1,196,074

Total of the dividends proposed for the preferred shares	673,294
Total of the dividends proposed for the common shares	522,780

Dividend per share, R$
Minimum Dividends required by the Bylaws for the Preferred Shares	0.50
Obligatory Dividend	1.75
Dividends proposed	1.75

APPENDIX 3

Proposal for allocation of net profit (in accordance with Appendix 9-1 II CVM Instruction 481/2009)

1.State the net profit for the business year.

R$ 2,257,976,000

2. State the total amount of dividends and the amount per share, including interim dividends and Interest on Equity, already declared.

R$ 1,196,074,000, equivalent to R$ 1.75 per share.

No interim dividends nor Interest on Equity were declared.

3. State the percentage of the net profit for the business year that was distributed.

53% (fifty three per cent).

4. State the global amount of dividends distributed based on the profits of previous business years, and the amount per share.

Not applicable.

5. State, after deduction of interim or advance dividends and Interest on Equity already declared:

No interim dividends nor Interest on Equity were declared.

a.               The gross amount of dividends and Interest on Equity, separated, for each type and class of share.

Dividends:

R$ 673,294,000 for preferred shares and

R$ 522,780,000 for common shares.

b.              The form and period of payment of the dividends and Interest on Equity.

The dividends and Interest on Equity will be paid in two equal installments, by June 30 and December 30, 2011, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

c.               Any application of monetary updating and interest on the dividends and Interest on Equity.

There is no provision for updating.

d.              Date of declaration of payment of the dividends and Interest on Equity considered for identification of the stockholders who will be entitled to receive it.

April 29, 2011.

6. If there has been a declaration of dividends or Interest on Equity based on profits calculated on six-monthly or more frequent financial statements

Not applicable.

a.               State the amount of the interim dividends or Interest on Equity already declared.

Not applicable.

b.              State the date of the respective payments.

Not applicable.

7. Give a comparative table indicating the following amounts per share for each type and class:

a.               Net profit for the business year and for the 3 (three) previous business years.

Business year	2010	2009	2008	2007
Net profit (R$)	3.31	3.00	3.80	3.51

NOTE: The amount per share is the same for both the preferred and the common shares.

b.              Dividend and Interest on Equity distributed in the 3 (three) previous years

Business year	2010	2009	2008	2007
Dividends (R$)	1.75	1.50	1.90	1.78
Interest on Equity (R$)	—	—	—	—
Total (R$)	1.75	1.50	1.90	1.78

NOTE: The amount per share is the same for both the preferred and the common shares.

8. In the event that profits were allocated to the legal reserve:

a.               State the amount allocated to the legal reserve.

R$ 112,899 million

b.              Give details of the form of calculation of the legal reserve.

5% of the net profit, as per sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws.

9. If the company has preferred shares with the right to fixed or minimum dividends

a.               Describe the form of calculation of the fixed or minimum dividends.

Minimum dividends:

10% of the nominal value of the preferred shares, or 3% of the amount of the interest in Stockholders’ Equity represented by the preferred shares, whichever is greater.

NOTE: In the event of the distribution of dividends being greater than the minimum, the larger figure prevails.

b.              State whether the profit for the business year is sufficient for the full payment of the fixed or minimum dividends.

The profit for the business year is sufficient for the full payment of the minimum dividends.

c.               Identify whether any portion unpaid is cumulative.

Not applicable.

d.              Identify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable.

e.               Identify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable.

10. In relation to the obligatory dividend:

a.               Describe the form of calculation specified in the bylaws.

50% of the net profit.

b.              State whether it is being paid in full.

The obligatory dividend is being paid in full in 2 installments: by June 30, and December 30, 2011.

c.               State any amount retained.

Not applicable.

11. In the event that there is retention of the obligatory dividend due to the company’s financial situation:

a.               State of the amount of the retention.

Not applicable.

b.              Describe, in detail, the financial situation of the company, dealing also with aspects relating to analysis of liquidity, working capital and positive cash flows

Not applicable.

c.               Justify the retention of the dividends.

Not applicable.

12. In the event that there is allocation of profit to a contingencies reserve:

a.               State the amount allocated to the reserve.

Not applicable.

b.              Identify the loss that is considered “probable” and its cause.

Not applicable.

c.               Explain why the loss was considered “probable”.

Not applicable.

d.              Justify the constitution of the reserve.

Not applicable.

13. In the event that there is allocation of profit to a future earnings reserve:

a.               State the amount allocated to the future earnings reserve.

Not applicable.

b.              State the nature of the non-realized profits that gave rise to the reserve.

Not applicable.

14. In the event that there is allocation of profit to reserves specified under the bylaws:

Not applicable.

a.               Describe the clauses in the bylaws that established the reserve.

Not applicable.

b.              Identify the amount allocated to the reserve

Not applicable.

c.               Describe how the amount was calculated

Not applicable.

15. In the event that the retention of profits was specified in the capital budget:

a.               Identify the amount of the retention.

R$ 590.591 million

b.              Provide a copy of the capital budget

Item	Total 2011 (*)	AV %

A — INITIAL BALANCE	291,749	—

B — FUNDS	2,097,717	100.0

Others	66,751	3.2

Capital resources	2,030,966	96.8

C — DISBURSEMENTS	2,331,373	100.0

Capital expenditure program	435,662	18.7

Expenses budget	104,036	4.5

Taxes	34,366	1.5

Debt servicing	452,189	19.4

Dividends	1,196,074	51.3

Extraordinary dividends	109,046	4.7

D — FINAL BALANCE (A+B-C)	58,093	—

16. If there has been allocation of profits to the tax incentive reserve

a.               State the amount allocated to the reserve.

Not applicable.

b.              Explain the nature of the allocation.

Not applicable.

APPENDIX 4

I — Bylaws of Cemig, highlighting the proposed changes

COMPANHIA  ENERGÉTICA  DE  MINAS  GERAIS  —  CEMIG

B Y L A W S

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1: Companhia Energética de Minas Gerais — Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems.

§1                          The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2                          No subsidiary of Cemig, wholly-owned or otherwise, may take any action which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

Clause 2: The Company shall have its head office and management in Belo Horizonte, capital city of the state of Minas Gerais, Brazil, and may open offices, representations or any other establishments in or outside Brazil, upon authorization by the Executive Board.

Clause 3: The Company shall have indeterminate duration.

CHAPTER II

Capital and shares

Clause 4:  The Company’s Registered Capital is R$ 3,412,072,910.00 (three billion four hundred and twelve million seventy two thousand nine hundred and ten Reais), represented by:

a)                  298,269,668 (two hundred and ninety eight million two hundred and sixty nine thousand six hundred and sixty eight) nominal common shares each with nominal value of R$ 5.00 (five Reais);

b)                 384,144,914 (three hundred and eighty four million one hundred and forty four thousand nine hundred and fourteen) nominal preferred shares each with nominal value of R$ 5.00 (five Reais).

§ 1 The right to vote shall be reserved exclusively for the common shares, and each common share shall have the right to one vote in decisions of the General Meeting of Stockholders.

Clause 5: The preferred shares shall have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)                  10% (ten percent) of their nominal value;

b)                 3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

Clause 6: The common shares and the preferred shares shall have equal rights to distribution of bonuses and stock dividends.

§ 1 Capitalization of monetary adjustment to the value of the registered capital shall require a decision by the General Meeting of Stockholders, but shall be obligatory when the limit specified in Article 297 of Law 6404 of 15 December 1976 is reached.

Clause 7: In the business years in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais shall guarantee to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, in accordance with Clause 9 of State Law 828 of December 14, 1951, and State Law 15290 of August 4, 2004.

Clause 8: The State of Minas Gerais shall at all times obligatorily be the owner of the majority of the shares carrying the right to vote, and the capital subscribed by it shall be paid in in accordance with the legislation from time to time in force. The capital subscribed by other parties, whether individuals or legal entities, shall be paid in as specified by the General Meeting of Stockholders which decides on the subject.

§ 1 The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the legislation from time to time in force.

§ 2 The stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with funds arising from tax incentive systems, subject to the terms of the sole sub-paragraph of Article 172 of Law 6404 of December 15, 1976.

CHAPTER III

The General Meeting of Stockholders

Clause 9:  The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§ 1 The stockholder may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with specific powers.

Clause 10:  The ordinary or extraordinary General Meeting of Stockholders shall be chaired by a stockholder elected by the General Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management of the Company

Clause 1 — The management of the Company shall be exercised by a Board of Directors and an Executive Board.

§ 1  The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.

§ 2  Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§ 3  Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies.  The Chief Business Development Officer shall always be appointed as one of the members of such committees, and shall always act in shared activity with the Chief Finance and Investor Relations Officer or any other Chief Officer.

§ 4  The Board of Directors and the Executive Board, in the management of the company, the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and the other subsidiaries or affiliates and in the consortia in which they have direct or indirect holdings, shall obey the provisions of the Company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§ 5  The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company, and also its dividend policy, and shall obey the commitments and requirements specified in § 7 below.

§ 6  The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§ 7  In the administration of the company and in the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)                  to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)                 to keep the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} equal to or less than 40% (forty per cent);

c)                  to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)                 to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)                  to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the Company’s Long-Term Strategic Plan, subject to the legal obligations;

f)                    to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any distribution subsidiary at amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)                 to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

§ 8  The targets specified in § 7 above shall be calculated on the consolidated basis, including the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., subsidiaries, affiliated companies and consortia.

§ 9  The targets established in sub-clauses “a”, “b”, “c” and “d” of § 7 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a)                  the Company’s consolidated debt to be less than or equal to 2.5 (two point five) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)                 the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} to be limited to 50% (fifty per cent);

c)                  the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)                 the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, to be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

Section I

The Board of Directors

Clause 12: The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, and all shall be elected and able to be dismissed at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and may be reelected.

§ 1 The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until the new member takes office.

§ 2 The global or individual amount of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§ 3 The minority holders of common shares, and the holders of preferred shares, each have the right to elect 1 (one) member of the Board of Directors, in a separate vote, in accordance with the law.

§ 4 The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be made up of the members and substitute members elected to the Board of Directors of the Company.

Clause 13: In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office which was remaining to the previous member.

§ 1 In this event, if the previous Board member was elected by the minority stockholders, the new member shall be elected by the minority stockholders.

Clause 14: The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board.

§ 1 The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) business days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided that the other members of the Board are unequivocally aware of the convocation.

§ 2 Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chairman shall have the casting vote.

Clause 15: The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.

Clause 16: The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

Clause 17: The Board of Directors shall have the following attributions:

a) to fix the general orientation of the Company’s business;

b) to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c) to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or companies which control any of its stockholders, or subsidiaries or jointly-controlled subsidiaries of such stockholders;

d) to decide, upon proposal put forward by the Executive Board, on disposal or placement of a charge upon any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third party of which the individual value is greater than or equal to R$ 14,000,000.00 (fourteen million Reais);

e)                  to decide, upon proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

f) to call the General Meeting of Stockholders;

g) to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

h) to give a prior opinion on the report of management and the accounts of the Executive Board of the Company;

i) to choose and to dismiss the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j) to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

k) to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l) to authorize the issue of securities, in the domestic or external markets, for the raising of funding, in the form of debentures, promissory notes, medium-term notes and other instruments;

m) to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget and alterations and revisions to them;

n) annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o) to authorize the exercise of the right of preference and stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p) to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q) to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

r) to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors.  If the quotient of two thirds of the members of the Board of Directors is not a whole number, for the purposes of interpretation of this paragraph the whole number immediately below that number shall be used; and

s) to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board.

§ 1 The Board of Directors, by specific resolutions, may delegate to the Executive Board the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services, in accordance with the legislation.

§ 2 The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Section II

The Executive Board

Clause 18: The Executive Board shall be made up of 11 (eleven) Chief Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors, comprising: Chief Executive Officer; Deputy Chief Executive Officer; Chief Business Development Officer; Chief Corporate Management Officer; Chief Distribution and Sales Officer; Chief Generation and Transmission Officer; Chief Trading Officer; Chief Finance and Investor Relations Officer; Chief Officer for the Gas Division; Chief Counsel; and Chief Institutional Relations and Communication Officer.

§ 1 The period of office of the Chief Officers shall be 3 (three) years, and re-election is permitted. They shall remain in their posts until their duly elected successors take office.

§ 2 The global or individual amount of the remuneration of the Executive Board, including benefits of any type, shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§ 3 The Chief Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§ 4 Chief Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be granted to them by the Chief Executive Officer; the leave of the Chief Executive Officer shall be granted by the Board of Directors.

Clause 19: In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer, for whatever period the absence or leave may last, and, in the case of the post being vacant, of prevention of its exercise, or of resignation, until the post is filled by the Board of Directors.

§ 1 In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Chief Officer, for as long as the period of absence or leave — or, in the event of vacancy, the impediment or resignation — lasts, until the post is filled by the Board of Directors.

§ 2 The Chief Executive Officer or a member of the Executive Board elected in the way described in this clause shall hold the position for the time which remains of the period of office of the Chief Officer who is substituted.

Clause 20: The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Chief Officers with prior notice of at least 2 (two) days, but this notice shall not be necessary if all the Chief Officers are present. Unless stated to the contrary in the Bylaws, the decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote and the Board of Directors must be advised that the casting vote has been used.

Clause 21: The Executive Board is responsible for the current management of the Company’s business, subject to the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1 The Company’s Multi-year Strategic Implementation Plan shall reflect the Company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) business years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a) the Company’s strategies and actions, including any project related to its objects;

b) new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries, and affiliated companies and of the consortia in which it participates;

c) the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties; and

d) the rates of return and profits to be obtained or generated by the Company.

§ 2 The Company’s Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan, and must give details of the operational revenue and expenses, the costs and capital expenditure, the cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3 The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared under coordination by the Chief Executive Officer and by the Chief Finance and Investor Relations Officer, respectively, and, in relation to the affiliates and subsidiaries, jointly with the Chief Business Development Officer, and at all times, in all aspects, with the participation of all the members of the Executive Board. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4  The following decisions shall require a decision by the Executive Board:

a) approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b) examination, and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c) examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Strategic Implementation Plan at the time in force, and revisions of it;

d) decision on reallocation of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e) approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f) authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘o’ of Sub-item IV of Clause 22;

g) approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implement Plan;

h) authorization to commence administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i) authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j) authorization of the provisions in the Company’s accounts of less than R$ 14,000,000 (fourteen million Reais), upon proposal from the Chief Finance and Investor Relations Officer;

k) approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22; and

l) authorization of expenditure on personnel expenses and collective employment agreements, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors and the Annual Budget approved.

m) examination and decision on the contracting of external consultants, when requested by the office of any Chief Officer, subject to the provisions of Clause 17, subclause “j”, and Clause 21, Paragraph Four, subclause “h”.

§ 5 Actions necessary for the regular functioning of the Company, entering into contracts, and other legal transactions shall be carried out by the Chief Executive Officer, jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 6 Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

§ 7 The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Clause 22: Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I — To the Chief Executive Officer:

a)                  to oversee and direct the work of the Company;

b)                 to coordinate the preparation, consolidation and implementation of the Company’s Multi-year Strategic Implementation Plan; in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer, and in both cases with the participation of the other Chief Officers of the Company;

c)                  to represent the Company in the Courts, on the plaintiff or defendant side;

d)                 to sign, jointly with one Chief Officer, documents which bind the Company;

e)                  to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)                    to hire and dismiss employees of the Company;

g)                 to manage and direct the activities of internal auditing, , the function of the Company’s Ombudsman, the Corporate Executive Office, and strategic planning;

h)                 to propose to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management positions in the Company; and

i)                     to propose the appointments to Management positions and the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social — Forluz, after hearing the Chief Finance and Investor Relations Officer, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Business Development Officer, except in the case of  the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail.

II — To the Deputy Chief Executive Officer:

a)                  to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)                 to promote improvement of the Company’s social responsibility and sustainability policies;

c)                  to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)                 to co-ordinate the Company’s strategy for operations in relation to social responsibility, the environment, technological processes and strategic management of technology;

e)                  to coordinate the putting in place and maintenance of the Company’s quality control systems;

f)                    to promote the implementation of programs for the Company’s technological development; and

g)                 to monitor the management of the plans for compliance with the guidelines for the environment, technology and improvement of quality.

III — To the Chief Finance and Investor Relations Officer:

a)                  to make available the financial resources necessary for the operation and expansion of the Company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financing, and the related services;

b)                 to coordinate the preparation and consolidation of the Company’s Annual Budget; in the case of the affiliated companies and jointly-controlled subsidiaries jointly with the Chief Business Development Officer, and in both cases with the participation of the other Chief Officers of the Company;

c)                  to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates;

d)                 to accompany the economic-financial performance of investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)                  to carry out the accounting of, and to control, the Company’s economic-financial transactions, including its wholly-owned and other subsidiaries;

f)                    to determine the cost of the service and to establish a policy on insurance, as set out in the Company’s Multi-year Strategic Implementation Plan;

g)                 to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)                 to control the Company’s registered capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)                     to coordinate the preparation and negotiation of the tariffs for supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)                     to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)                  to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)                     to arrange for the financial management of the Company and of its wholly-owned and other subsidiaries, and affiliated companies, and in the consortia in which the company participates within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)               to monitor the economic and financial results of the Company’s holdings in the subsidiaries and affiliated companies;

n)                 to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws: (i) injections of capital into the wholly-owned subsidiaries; and (ii) jointly with the Chief Business Development Officer, injections of capital, exercise of the right of preference, and signing of voting agreements, in the subsidiaries, in the affiliated companies and in the consortia in which the Company participates;

o)                 to take part in negotiations that involve the constitution or alteration of corporate documents of all the companies in which the Company has any equity holding;

p)                 to coordinate, jointly with the Chief Business Development Officer, the processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)                 to monitor and evaluate the financial performance of the subsidiaries and affiliates, and of the consortia in which the company participates, and to disseminate it within the Executive Board.

IV —           To the Chief Corporate Management Officer:

a)                  to ensure the provision of appropriate personnel to the Company;

b)                 to decide the Company’s human resources policy and to orient and promote its application;

c)                  to orient and conduct activities related to organizational studies and their documentation;

d)                 to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)                  to plan, put in place and maintain the Company’s telecommunications and information technology systems;

f)                    to decide policies and rules on support services such as transport, administrative communication, security guards, and on provision of adequate quality in the workplace for the Company’s personnel;

g)                 to provide the Company with infrastructure and administrative support resources and services;

h)                 to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)                     to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                     to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

k)                  to effect quality control of the material acquired and of the qualification of contracted service providers;

l)                     to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

m)               to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

n)                 to carry out corporate management and environmental action programs within the scope of this Chief Officer’s Department;

o)                 to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

p)                 to propose to the Chief Executive Officer, for submission to the Executive Board, for approval, from among the employees of the Company, of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

q)                 to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

r)                    to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Executive Board in making its decisions on appointments of employees to management posts.

V —    To the Chief Distribution and Sales Officer:

a)                  to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution system;

b)                 to prepare the planning of the Company’s distribution system;

c)                  to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)                 to operate and maintain the electricity distribution system and the associated systems of supervision and remote control;

e)                  to manage the Company’s work safety policy in the ambit of his/her activities;

f)                    to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)                 to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)                 to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                     to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                     to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

k)                             to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)                                to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities;

m)               to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VI —           To the Chief Generation and Transmission Officer:

a)                  to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)                 to prepare the planning of generation and transmission;

c)                  to operate and maintain the generation and transmission systems and the associated systems of supervision and remote control;

d)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)                  to develop and conduct such hydro-meteorological activities as are of interest to the Company;

f)                    to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connection of agents to the Company’s basic network;

g)                 to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sector;

h)                 to manage the Company’s central laboratories and workshops;

i)                     to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)                     to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

k)                             to propose and implement the policies and guidelines that aim to ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;

l)                     to manage and promote the Company’s work safety policy within the scope of his/her activities;

m)               to manage and put in place undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

n)                 to supply technical support to negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

o)                 to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VII — To the Chief Trading Officer:

a)                  to carry out research, studies and projections on the markets of interest to the Company;

b)                 to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy from its own generation sources;

c)                  to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)                 to coordinate the provision of services of intermediation of business transactions related to the sale of electricity to any authorized agent;

e)                  to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other electricity trading entities;

f)                    to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)                 to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)                 to identify, measure and manage the risks association with the trading of electricity;

i)                     to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                     to negotiate and manage Contracts for Use of the Transmission System with the National System Operator (ONS), and for connection to the Distribution System with transmission companies;

k)                  to manage the trading of the Company’s carbon credits, in coordination with the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates;

l)                     to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VIII — To the Chief Business Development Officer:

a)         to arrange for search, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)        to arrange for technical, economic-financial, and environmental feasibility studies of new business for the Company, in coordination with the Chief Officers’ Departments related to those businesses;

c)         to coordinate negotiations and implement partnerships, consortia, special-purpose companies and other forms of association with public- or private-sector companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of those projects;

d)        to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan; and, with the Chief Finance and Investor Relations Officer, of the Annual Budget in relation to the affiliated companies and subsidiaries;

e)         to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

f)           to seek, coordinate, evaluate and structure the opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)        to coordinate the Company’s participation in the auctions of new business opportunities held by any person or legal entity, under public or private law, including regulatory agencies;

h)         to promote search for and analysis of business opportunities within the company related to the use of carbon credits;

i)             to prepare the planning and the Capital Expenditure Program of new business in all the sectors and activities directly or indirectly related to the Company’s Objects;

j)            to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)         to accompany, in the Company, the energy planning of Brazil;

l)            to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m) to propose, jointly with the Chief Finance and Investor Relations Officer, to the Executive Board, for approval or for submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)        to coordinate, within the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)        to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)        to coordinate, jointly with the Chief Finance and Investor Relations Officer and Financial Control of Holdings, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)        to monitor and evaluate the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates, and to disseminate it within the Executive Board;

r)           to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates;

s)         to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of the consortia in which the company participates, in interaction with the other Chief Officers of the Company.

IX — To the Chief Officer for the Gas Division:

a)         to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)        to propose to the Executive Board guidelines, general rules and plans of operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)         to carry out research, analyses and studies of investments and new technologies related to oil and gas and, jointly with the Office of the Chief Business Development Officer, studies and development of business in that sector;

d)        to develop standardized rules for projects in the field of oil and gas;

e)         to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)           to propose to the Executive Board, jointly with the Chief Finance and Investor Relations Officer and the Chief Business Development Officer, the multi-year plan for investments and expenses of other special-purpose companies associated with the activities of oil and gas;

g)        to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the ambit of the oil and gas activities, in accordance with the general guidelines laid down by the Company, through the Office of the Chief Corporate Management Officer;

h)        to carry out research, studies, analyses and market projections of interest to the Company in the ambit of the oil and gas activities;

i)            to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)            to represent the Company in the various entities that bring together the companies of the oil and gas sector.

X —              To the Chief Counsel:

a)          to coordinate, execute and control the matters of the legal area;

b)         to support the other areas of the Company, including, when requested, wholly-owned subsidiaries, affiliates and other subsidiaries, in relation to legal and juridical aspects;

c)          to manage all the administrative and Court proceedings in which the Company is a party and, periodically or when requested, to inform the Executive Board and the Board of Directors on the procedural and legal strategy adopted, and also the progress and situation of such proceedings.

XI —                To the Chief Institutional Relations and Communication Officer:

a)          to coordinate the representation of the Company’s wholly-owned subsidiaries in relations with the regulatory agencies, in all institutional questions associated with the electricity sector;

b)         to coordinate the relationship of the Company’s wholly-owned subsidiaries with the institutions and agents of the energy sector, concession holders and sector associations;

c)          to coordinate the process involving sending of notifications to the regulatory agencies, jointly with the Chief Officers’ Departments involved;

d)         to coordinate preparation of the Institutional Policy of the Company’s wholly-owned subsidiaries, based on the Company’s Strategic Planning;

e)          to coordinate the accompaniment of proposals for regulatory acts that are published, through public hearings or consultations by the regulatory agencies and the Mining and Energy Ministry, and, jointly with the Chief Officer’s Departments involved, the statement of the Company’s position;

f)            to coordinate preparation and analysis of regulatory scenarios, ensuring that the impacts on the Company’s wholly-owned subsidiaries is evaluated, so as to provide supporting input for the Company’s strategic corporate planning;

g)         to coordinate the preparation of the Corporate Planning Policy of the Company’s wholly-owned subsidiaries;

h)         to coordinate actions for maintaining and strengthening of the credibility of the brand and reputation of the Company’s wholly-owned subsidiaries; i)  to coordinate actions in relation to preservation of the Memory Project of the Company’s wholly-owned subsidiaries, making continuous efforts on behalf of these Companies’ physical collections;

j)             to coordinate the planning, control and disclosure of the Company’s Institutional and administrative information.

§1 The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§ 2 The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

§ 3 As well as the exercise of the attributions set for them in these Bylaws, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officers’ Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 4 The projects developed by the Company in the area of the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 5 It is the competency of each Chief Officer, within the area of his/her activity, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

§ 6 The financial limit set by sub-clause “o” of Item IV of this clause shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, produced by the Getúlio Vargas Foundation.

CHAPTER V

The Audit Board

Clause 23: The Company’s Audit Board shall function permanently and shall be made up of between 3 (three) and 5 (five) members and their respective substitute members, who shall be elected annually, on the occasion of the Annual General Meeting, and may be re-elected.

§ 1 The Audit Board shall elect its Chairman from among its members, and the Chairman shall call and chair the meetings.

Clause 24: In the event of resignation of the position, death or impediment, a member of the Audit Board shall be replaced by his respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 25: The responsibilities and powers of the Audit Board are those set by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the country in which the Company’s shares are listed and traded, in accordance with its Regulations.

Clause 26: The remuneration of the members of the Audit Board shall be fixed by the General Meeting of Stockholders which elects it, in accordance with the legislation from time to time in force.

CHAPTER VI

The business year

Clause 27: The business year shall coincide with the calendar year, closing on 31 December of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements for periods of six months or interim statements for shorter periods may be prepared.

Clause 28: Before any profit share is deducted, the following shall be deducted from the result for the business year: retained losses, the provision for income tax, the Social Contribution on Net Profit and, in this order, the profit shares of the employees and the managers.

§ 1 The net profit ascertained in each business year shall be allocated as follows:

a)     5% (five percent) to the legal reserve, up to the limit specified by law;

b)    50% (fifty percent) distributed as obligatory dividends to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)     the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-Term Strategic Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these Bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.

Clause 29: The dividends shall be distributed in the following order:

a)             the minimum annual dividend guaranteed to the preferred shares;

b)            the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

§ 1 Once the dividends specified in sub-clauses “a” and “b” of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§ 2 The Board of Directors may declare interim dividends, in the form of interest on equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements.

§ 3 The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed to the amounts of the obligatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 30: Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in sub-clause “c” of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

Clause 31: The dividends declared, obligatory or extraordinary, shall be paid in 2 (two) equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§ 1 Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 32: The employees have the right to a share in the profits or results of the Company, upon criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33: It is the competency of the General Meeting of Stockholders to set, annually, the limits to sharing by the managers in the profits of the Company, subject to the provisions of the sole sub-paragraph of Article 190 of Law 6404 of December 15, 1976.

CHAPTER VII

Responsibilities of the management officers

Clause 34: The management officers are responsible to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 35: The Company guarantees defense of members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, on the plaintiff or defendant side, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions which do not violate the provisions of law or of these bylaws.

§ 1        The guarantee given in the head paragraph of this clause extends to employees who legally carry out actions by delegation from the Company’s management officers.

§ 2        The Company may contract third-party liability insurance to cover the expenses of proceedings, fees of counsel and indemnities arising from the legal or administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§ 3        Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the Company all the costs, expenses and losses caused to it.

II — Report detailing the origin and justification of the alterations proposed to the Bylaws, analyzing their legal and economic effects.

Justification:

There is an opportunity to simplify the naming of the following Chief Officers’ departments, as follows:

•    From:     Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:          Department of Business Development

•    From:     Department of Finance, Investor Relations and Financial Control of Holdings

To:          Department of Finance and Investor Relations.

Legal and Economic Effects:

The changes proposed in the Bylaws will have no legal or economic effects.

APPENDIX 5

Comments by the directors on the Company’s financial situation, required by item 10 of the Reference Form, in compliance with Article 9, III of CVM Instruction 481 of December 17, 2009.

“Clause 9... III — Management’s comments on the Company’s financial situation, in the terms of Item 10 of the Reference Form”

10.1   The chief officers should comment on:

a)   General conditions of finances, assets and liabilities

2010 was a year of consolidation of important achievements that the Company has been making in recent years, within its vision of “To be, in 2020, one of the two largest energy groups in Brazil by market value, with a significant presence in the Americas, and world leader in sustainability in the sector,” leading the consolidation of the electricity sector.

In this context, acquisitions play a fundamental role: In the first half of 2010 we concluded the public offering for the free float of Taesa, acquiring 24.42% of its shares from the minority stockholders, for R$ 1 billion — and bringing our stake in Taesa’s total capital to 56.69%.

Another important acquisition concluded in the year was purchase of an additional stake of 13.03% in the capital of Light — bringing our share in Light to 26.06%. Light is a distributor operating in the country’s second-largest state capital city, Rio de Janeiro, which will be host to the 2014 Soccer World Cup, and the 2016 Olympics. This is an investment of R$ 749mn, which consolidates Cemig’s position as the largest Brazilian electricity distribution group, with more than 10 million consumers served in the States of Minas Gerais and Rio de Janeiro.

Attention should be drawn to our management’s significant efforts to add value in the new acquisitions, seeking at all times to maximize the return on our assets through improvement of operational efficiency. For example, under our management the results of Taesa have been continually improving in efficiency and profitability.

We invest continually to ensure the quality and continuity of the supply of electricity to our distribution clients, a highlight being the Capital Expenditure Program for the second tariff review cycle of Cemig D, the period 2008-2013, in an amount of more than R$ 3.2bn, with the purpose of expanding and, principally, refurbishing and improving our existing networks. These investments have already been reflected in improvement in Cemig D’s indicators of quality and service in 2010, representing a better provision of services to the population of the State of Minas Gerais. Underlining this activity, Cemig D was classified as a Finalist in the Brazilian National Quality Prize (FNQ), organized by the Brazilian National Quality Foundation.

Cemig is the largest supplier of electricity for Brazil’s Free Consumers, with more than 20% of this market. In spite of lower prices for electricity in the Brazilian market in 2010, the consolidated results were helped by revenues from intermediation in electricity purchase and sale contracts, ratifying Cemig’s condition as the largest trader for Brazil’s Free Market.

In the Distribution activity, operational efficiency is the Company’s continuous quest. We have the challenge of reducing costs in an environment of more heated demand, which pressures expenses related to services provided and contracted labor. In this scenario, we put in place voluntary retirement programs in 2009 and 2010, which enabled us to reduce our workforce by more than 2,000 people. We now have the challenge of consolidating these gains, with operational measures and financial discipline so that, as early as 2011, we can obtain, in Light and, principally, in Cemig D, better results than those of 2010, when we had some non-recurring costs relating to a settlement of a legal action with free consumers, which affected the result.

We closed 2010 with a profit of R$ 2.3bn, the largest nominal profit in the Company’s history. Similarly, cash flow, measured by Ebitda, was R$ 4.5bn, more than the Company’s financial projections given to stockholders at our annual meeting, in the month of May, in Belo Horizonte. We have confidence in the measures in progress aiming for control of costs and operational efficiency, in a permanent quest for efficacy of our processes that will lead to the improvement of the result in our operations in 2011.

In 2010 we are proposing to pay extraordinary dividends of R$ 900mn, which, added to the ordinary dividends paid, in the amount of R$ 931mn, reach a total amount of R$ 1.83bn, representing R$ 2.81 per share. This significant payment of dividends, added to the appreciation in the value of our shares, represents a total return of 11.56% to stockholders in 2010.

The trading volume of our shares on the Bovespa was more than R$ 10bn, which places us, in the electricity sector, as the most traded company in the Brazilian capital market, and also the stock with the highest liquidity among those listed on the US exchange.

We were once again included in the Dow Jones Sustainability Index World (DJSI), completing 11 consecutive years of inclusion in this index — a reason for pride for the Company due to the international recognition of our management practices that are sustainable in their economic, social and environmental dimensions.

Reaffirming Cemig’s position as a sustainable company, Cemig once again was awarded social-environmental classification of Prime by the German Agency Oekom Research, and was also selected for the ISE Corporate Sustainability Index of the Bovespa, for the sixth year running — in which it has been included since the index’s creation in 2005. Cemig was also selected for the ICO2 — Carbon Efficient — Index of the BM&F Bovespa/BNDES, in which it corresponds to 53.8% of the electricity company shares in the Index.

Commemorating the UN’s International Biodiversity Year, Cemig approved its Biodiversity Policy, prepared with the participation of various segments of society involved with the subject, formalizing the principles that rule the Company’s actions in conservation of biodiversity. As a proof of international recognition by biodiversity programs, Cemig was one of the first Brazilian companies selected to present works at the UN Convention on Biodiversity - COP10 in Nagoya, Japan.

We expect the Brazilian economy to continue to grow in 2011, especially the investments in infrastructure, of which the investments in electricity represent one of the main components. We believe that Cemig has a significant role in this process, as an electricity company that serves millions of consumers and a significant proportion of Brazil’s large industrial clients, benefiting from the opportunities of new projects, which allied to the transactions of mergers and acquisitions will reinforce our position of leadership in the process of consolidation of the Brazilian electricity sector.

b.             Capital Structure

Cemig has a balanced capital structure. On December 31, 2010 it had debt of approximately R$ 11.2 billion, of which 16.65% was short-term and 83.35% long-term. On December 31, 2009, the capital structure included indebtedness of approximately R$ 11.3bn, with 37.90% short-term and 62.10% long-term. At the end of 2008, the debt was approximately R$ 7.3bn, with 17.43% short-term and 82.57% long-term. The resulting tenors of Cemig’s debt are compatible with its expectation of cash flow generation, and this gives the Company liquidity and operational flexibility.

The profile of Cemig’s debt maturity timetable at December 31, 2010 was satisfactory, with average total of 3.7 years and payment of up to R$ 3,545 million, approximately, as shown in this chart:

Debt maturity timetable

R$ million

The average cost of Cemig’s debt has shown itself to be at adequate levels over the years (6.76% p.a., at constant prices, on December 31, 2010; 5.32% p.a., at the end of December 2009; and 8.98% p.a., in December 2008), with a concentration in contracts indexed to the CDI rate (58% of the total in 2010, 72% in 2009, and 70% in 2008). Analysis of the indicators in the table below indicates the Company’s satisfactory credit quality, highlighted by the very comfortable position in relation to the parameters usually practiced in the financial markets for the indicators shown.

	2010	2009	2008
Ebitda / Interest	4.22	5.05	4.22
Net debt / Ebitda	2.26	1.70	1.24
Net debt / (Stockholders’ equity + Net debt)	47.2%	40%	43.99%

c.             Payment capacity in relation to the financial commitments assumed

We should indeed emphasize the company’s capacity for generation of cash. In 2010, operational activities generated the significant amount of R$ 3.457bn of cash and cash equivalents. In 2009, the amount generated was R$ 2.570bn, and in 2008, R$ 2.968bn (the figures for 2009 and 2010 are given in accordance with the IFRS accounting standards).

The Company’s cash position at December 31, 2010 was R$ 2.980bn, compared to R$ 4.425bn on December 31, 2009 (and R$ 2.284bn on December 31, 2008.

The Company’s Net debt on December 31, 2010 was R$ 10.247bn. On December 31, 2009, net debt was R$ 6.868bn and at the end of 2008, R$ 5.061bn. In the three years mentioned these figures mean that the cash generated in a period 2.5 years is greater than the debtor balance. These indices provide comfort for management and investors in relation to the Company’s capacity to honor its financial commitments.

Current liabilities were R$ 6.403bn at December 31, 2010, R$ 10.280bn on December 31, 2009 and R$ 5.808bn on December 31, 2008 (figures for 2010 and 2009 are under IFRS). The main obligations refer to loans and financings, dividends, taxes and regulatory charges. Except for the year of 2009, this amount is less than the Company’s current assets, which principally comprise cash, accounts receivable and regulatory assets.

Thus, we consider that the Company has high payment capacity in relation to its financial commitments, maintaining its track record of fully complying with its financial commitments assumed with suppliers, government, stockholders and employees and also guaranteeing its capital expenditure, and future acquisitions.

d.             Sources of financing used for working capital and investment in non-current assets

In 2010, Cemig D raised R$ 904mn: R$ 370mn through loan transactions guaranteed by electricity sale invoices, R$ 279mn through rollover of bank debt, R$ 66mn through financings from Eletrobrás for the Reluz Program, the Cresce Minas Program and the Light for Everyone Program, and R$ 189mn in non-repayable funding for the Light for Everyone Program (from the CDE — the Electricity Development Fund), and from the Citrus Farming Center and the Planoroeste, and the subsidy related to the tariff for low-income consumers.

In 2010 Cemig GT raised R$ 2.949bn, of which R$ 2.700bn was through an issue of debentures for payment of the Promissory Notes in the same amount used for the acquisition of the shares in Terna Participações S.A. and other investments, R$ 242mn through rollover of bank debt, and R$ 7mn through contracts with Finep for power inventory studies for power plants. For a consolidated vision of Cemig GT, an example is the contracting of approximately R$ 1,061bn in financings by its subsidiaries and affiliates (this value is the amount that is proportional to the holdings of Cemig GT in those companies).

Also the holding company, Cemig, raised R$ 350mn from the capital market in its third issue of Promissory Notes, with tenor of 360 days, using the funds to replenish its cash position at the end of the year.

In 2009 Cemig D raised R$ 119 million, of which R$ 91 million was through transactions to roll over bank debt, under Central Bank Resolution 2827, and R$ 28 million was in financings from Eletrobrás, for the Reluz Program. Also, maturity dates of debt were extended, for a total of R$ 56 million, through amendments to existing contracts.

In 2009 Cemig GT raised R$ 3.494bn: of which R$ 663mn was through rollovers of bank debt, R$ 130mn through contracts with the BNDES and FINEP, for investment in the Baguari Hydroelectric Plant and studies of power inventories for power plants, respectively; and R$ 2.700bn through an issue of Promissory Notes, for use of the proceeds in the acquisition of the shares of Terna Participações S.A. and other investments. Also, maturity dates of debt were extended, for a total of R$ 63 million, through amendments to existing contracts.

In 2008 Cemig D raised finance of R$ 100 million, on very attractive conditions, in a credit line from Banco do Nordeste. Investments in distribution also had funding from Eletrobrás, which financed Cemig D in the amount of R$ 76.472mn, except for subsidy funds (CDE), for financing of the Light for Everyone Program, the CresceMinas Program and the Reluz Project. In Cemig GT, a highlight of 2008 was the approval by the BNDES of a financing of R$ 122mn for Cemig GT, to reimburse cash injected and future capital injections in Baguari Energia S.A., a specific-purpose company in which Cemig GT holds 69.39% and Furnas 30.61%, and which owns 49% of a consortium with the company Baguari I Geração de Energia Elétrica S.A., of Neoenergia, for the construction of the Baguari Hydroelectric Plant, with installed capacity for de 140 MW and investment of the order of R$ 500mn.

e.             Sources of financing used for working capital and investment in non-current assets that the Company intends to use to cover shortages of liquidity

It should be borne in mind that Cemig is a mixed private- and public-sector company, with a majority stockholding held by the State of Minas Gerais, and as such is subject to the rules for containment of lending to the public sector. The same restriction applies also to its subsidiaries which, indirectly, are also state-controlled.

Since 1989, in the attempt to contain the indebtedness of the public sector, the Brazilian Federal Government has legislated to prevent financial institutions from granting credit to public companies beyond a certain limit. In practice, the alternatives for raising funds in the banking market are few.

Based on the exceptions in Brazilian Central Bank Resolution 2827 of March 30, 2001, the following options for raising of funds remain for Cemig:

Loans from federal banks for rollover of debt.

Issuance of securities in the Brazilian and international markets (debentures, medium-term notes, Eurobonds, and units of receivables funds).

Import financing.

Financing from multilateral agencies.

Financings from Eletrobrás and development agencies.

Bank loans guaranteed by commercial sales invoices.

Directive guidelines for raising third-party capital

The importance of loans and financings for the Company’s capital structure is in the direct effects of financial leverage, which tends to maximize the return on own capital. Due to the possibility of deducting interest for tax purposes, loans and financings are a very desirable element of the Company’s capital structure, reducing the cost of capital. Also, they allow the Company to access a better selection of acceptable investment alternatives.

The process of raising funds from third parties, due to the significance that it has for maximizing the wealth of the stockholder and for the direct impact on the Company’s capital structure and its financial health, is guided by a series of directive guidelines that are able to preserve the Company’s credit quality.

These include the following:

• Take advantage of favorable market conditions

Moments of great liquidity in the debt markets, that offer abundant and cheap funds, should be taken advantage of to lever expansion of the Company’s activities, to make possible a larger number of projects with attractive returns.

• Keep the debt amortization timetable long

Concentration of debt becoming due in the short term should be avoided, since it represents pressure on the Company’s cash flow, limiting availability of funds for investment. A regular timetable of amortizations in the long term should be the aim. However, the longest possible period may not be the ideal in certain situations, since it may occasionally be associated with a higher financial cost.

• Reduce the financial cost

Reduction of the average cost of the debt should always be sought, because it is a fundamental element, alongside the stockholder’s expectation of return, of the weighted average cost of capital of the Company, which is the minimum reference of return for investments that constitute our candidates for implementation.

• Optimize the exposure to foreign currency

Effort should be made to optimize the composition of the debt in relation to the indexors of the Company’s assets. Cemig, because it has its tariff remuneration basically tied to the IGP-M Index, should place the largest portion of the composition of its debt in this indexor. However, the international debt market is the one with greatest liquidity, and funds in foreign currency are welcome, provided that any part of it that does not have hedge protection (see Cemig’s Hedging Policy) does not represent a material financial risk for the Company.

• Maintain coherence with the Long-term Strategic Plan

This concern translates into an express obligation in the bylaws to maintain certain financial indicators limited to numbers that denote the company’s financial health. These limits were set in Cemig’s Long-term Strategic Plan, as a way of guaranteeing to stockholders that investments for the Company’s expansion would be made while preserving its sustainability. These limits include: Debt / Ebitda less than or equal to 2; and Net Debt / (Stockholders’ Equity + Net Debt) less than or equal to 40%.

• Maintain adherence to the credit quality parameters of the regulator, the rating agencies and the creditors

Not less important are the market’s perceptions of risk. The market defines parameters for attesting to the Company’s credit quality and to guide its decision on interest rates to be demanded in giving loans and financings.  Often, loan or financing contracts have restrictive covenant clauses imposed by the creditors, which seek their protection, giving them the right to break the loan agreement and require immediate reimbursement of the funds when the Company’s financial position appears to be weakening. Thus it is necessary to preserve the Company’s credit quality at levels that denote “investment grade”, that is to say investment of low risk, to benefit from financial costs that are compatible with the profitability of the business. The regulator (ANEEL) also imposes some financial parameters to be followed for recognition of the Company’s tariff remuneration base, which is reviewed every five years.

f.      Levels of debt and the characteristics of such debts

i.              Significant financial contracts of Cemig

On December 31, 2010, Cemig’s total debtor balance, in a consolidated view (taking into account the holdings in subsidiaries and affiliated companies), in relation to financial contracts was R$ 13.2 billion.  The table below contains a summary of the principal contracts to which Cemig was a party on December 31, 2010 (expressed in R ‘000):

		Annual		Consolidated
	Principal	financial cost		2010			2009	01/01/2009
Financing sources	maturity	(%)	Currency	Current	Non-current	Total	Total	Total
FOREIGN CURRENCY
ABN Amro Real S.A. (3)	2013	6	US$	20,942	41,655	62,597	87,205	117,025
ABN AMRO Real S.A. (4)	2009	6.35	US$	—	—	—	—	17,391
Banco do Brasil — Various bonds (1)	2024	Various	US$	8,797	42,238	51,035	66,775	93,868
Banco do Brasil (5)	2009	3.9	JPY	—	—	—	—	100,160
BNP Paribas	2012	5.89	EURO	2,568	1,241	3,809	7,146	12,919
BNP Paribas	2010	Libor + 1.875	US$				10,169	41,235
KFW	2016	4.5	EURO	1,470	7,347	8,817	11,577	17,087
Unibanco (6)	2009	6.5	US$	—	—	—	—	11,044
Unibanco (7)	2009	5.5	US$	—	—	—	—	4,796
Unibanco (8)	2009	5	US$	—	—	—	—	20,141
Federal Treasury (10)	2024	Libor + Spread	US$	3,451	15,963	19,414	13,010	39,909
Santander do Brasil S.A. (13)	2009	7	US$	—	—	—	9,583	6,118
Banco do Brasil (13)	2009	8.66	US$	—	—	—	2,429	3,217
IADB (13)	2026	4.2	US$	1,154	32,719	33,873	31,583	43,018
Others	2025	Various	Various	8,273	3,449	11,722	11,789	18,946
Debt in foreign currency				46,655	144,612	191,267	251,266	546,874
Brazilian CURRENCY
Banco Credit Suisse First Boston	2010	106.00 of CDI	R$	—	—	—	75,156	75,241
Banco do Brasil	2012	109.8 of CDI	R$	305,523	582,000	887,523	884,836	121,038
Banco do Brasil	2013	CDI + 1.70	R$	30,425	54,638	85,063	112,767	114,321
Banco do Brasil	2013	107.60 of CDI	R$	9,276	126,000	135,276	133,978	137,596
Banco do Brasil	2014	104.10 of CDI	R$	23,789	1,200,000	1,223,789	1,219,007	1,229,705
Banco do Brasil	2013	10.83	R$	36,953	593,541	630,494	—	—
Banco Itaú — BBA	2013	CDI + 1.70	R$	84,620	150,432	235,052	311,459	316,213
Banco Itaú — BBA	2014	CDI + 1.70	R$	1,270	2,605	3,875	3,880	3,968
Banco Votorantim	2010	113.50 of CDI	R$	—	—	—	54,427	54,456
Banco Votorantim	2013	CDI + 1.70	R$	26,362	50,658	77,020	102,460	103,000
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	8,055	111,281	119,336	124,159	—
Bradesco	2014	CDI + 1.70	R$	1	1,365	1,366	1,821	2,079
Bradesco	2013	CDI + 1.70	R$	107,660	188,626	296,286	392,289	398,942
Bradesco (23)	2010	113.00 of CDI	R$	—	—	—	2,742,383	—
Bradesco	2011	105.50 of CDI	R$	350,890	—	350,890	—	—
Debentures (12)	2009	CDI + 1.20	R$	—	—	—	—	357,472
Debentures (12)	2011	104.00 of CDI	R$	243,038	—	243,038	242,181	243,950
Debentures — M. G. state gvt (12) (15)	2031	IGP-M	R$	—	37,083	37,083	37,053	32,936
Debentures (12)	2014	IGP-M + 10.50	R$	20,198	334,440	354,638	318,699	324,641
Debentures (12)	2017	IPCA + 7.96	R$	1,720	470,613	472,333	445,946	427,784
Debentures	2012	CDI + 0.90	R$	160,042	1,565,932	1,725,974	—	—
Debentures	2015	IPCA + 7.68	R$	87,431	1,197,429	1,284,860	—	—
ELETROBRÁS	2013	FINEL + 7.50 to 8.50	R$	12,591	24,133	36,724	48,265	60,799
ELETROBRÁS	2023	UFIR. RGR + 6.00 to 8.00	R$	61,997	311,368	373,365	353,341	369,632
Santander do Brasil	2013	CDI + 1.70	R$	20,805	39,836	60,641	80,656	81,119
Unibanco	2009	CDI + 2.98	R$	—	—	—	—	107,081
Unibanco	2013	CDI + 1.70	R$	86,236	154,643	240,879	318,878	322,636
Banco do Nordeste do Brasil	2010	TR + 7.30	R$	—	—	—	37,851	104,950
Unibanco (2)	2013	CDI + 1.70	R$	22,709	36,794	59,503	78,547	80,328
Itaú and Bradesco (9)	2015	CDI + 1.70	R$	172,138	718,379	890,517	951,006	990,280
Minas Gerais Devt. Bank	2025	10	R$	689	8,401	9,090	9,731	10,372
Banco do Brasil (14)	2020	TJLP + 2.55	R$	2,732	22,768	25,500	28,232	28,794
Unibanco(14)	2020	TJLP + 2.55	R$	712	5,748	6,460	7,152	4,062
Debentures I and IV (10)	2010/2015	TJLP + 4.00	R$	5	17	22	1,063	6,047
Debentures V (10)	2014	CDI + 1.50	R$	20,740	189,547	210,287	124,539	245,722
Debentures VI (10)	2011	115% do CDI	R$	78,642	—	78,642	38,890	—
CCB Bradesco S.A (10)	2017	CDI + 0.85	R$	2,956	117,286	120,242	59,738	116,004
ABN AMRO Real (10)	2010	CDI + 0.95	R$	690	20,851	21,541	10,765	20,980
Banco Itaú — BBA S.A (16)	2022	TJLP + 4.55	R$	485	4,789	5,274	6,769	3,454
BNDES — FINEM (10)	2019	TJLP	R$	34,386	155,300	189,686	71,554	108,266
Extreme South Regional Dvt. Bank (16)	2022	TJLP + 4.55	R$	532	4,742	5,274	6,709	3,253
Unibanco (16)	2022	TJLP + 4.55	R$	163	1,599	1,762	2,261	1,323
Unibanco (16)	2022	IGPM + 9.85	R$	388	3049	3437	4,364	2,239
BNDES (17)	2033	TJLP + 2.40	R$	—	262,420	262,420	134,660	—
Debentures (17)	2013	IPCA	R$	—	182,188	182,188	161,824	—
BNDES — Onlending (17)	2033	TJLP	R$	—	316,159	316,159	108,562	—
BNDES — A/B/C/D main subcredit (16)	2022	Various	R$	43,112	322,465	365,577	273,913	155,484
BNDES (18)	2024	TJLP + 2.50	R$	2,758	39,361	42,119	25,248	—
CEF (19)	2022	TJLP + 3.50	R$	6,496	60,632	67,128	64,170	—
CEF (20)	2021	TJLP + 3.50	R$	5,327	48,830	54,157	56,122	—
CEF (21)	2022	TJLP + 3.50	R$	7,992	88,609	96,601	88,957	—
BNDES (22)	2018	Various	R$	2,047	12,100	14,147	303,833	—
Syndicate of banks (22)	2010	CDI + 1.50	R$	9,328	18,368	27,696	180,472	—
CEF (22)	2016	117.5 do CDI	R$	2,384	10,520	12,904	—
Debentures (22)	2017	CDI+1.6	R$	16,865	802,200	819,065	—
BNDES (24)	2016	TJLP + 3.12	R$	27,657	130,716	158,373	123,052	—
BNDES (25) CEMIG Telecom	2017	Various	R$	786	47,753	48,539	—	—
Others	2025	Various	R$	14,310	51,098	65,408	78,056	31,697
Debt in Brazilian currency				2,155,911	10,879,312	13,035,223	11,041,681	6,797,864
Overall total, Consolidated				2,202,566	11,023,924	13,226,490	11,292,947	7,344,738

(1)	Interest rates vary:	2.00 to 8.00 % p.a.

Six-month Libor plus spread of 0.81 to 0.88% per year.
(2)	Loan of the holding company.
(3) to (8)	Swaps for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account:
(3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of the CDI rate; (6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.
(9)	Refers to the senior units of the credit rights funds. See Explanatory Note 12.
(10)	Loans, financings and debentures of RME (Light).
(11)	Consolidated loans and financings of the transmission companies acquired in August 2006.
(12)	Nominal, unsecured, book-entry debentures not convertible into shares, without preference.
(13)	Financing of Transchile.
(14)	Financing of Cachoeirão.
(15)	Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.
(16)	Consolidated loans and financings of the TBE group.
(17)	Loan contracted for the jointly-controlled subsidiary Madeira Energia.
(18)	Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.
(19)	Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A.
(20	Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.
(21)	Loan contracted for the jointly-controlled subsidiary VDR S.A.
(22)	Loan contracted for the jointly-controlled subsidiary Taesa.
(23)	3rd issue of Promissory Notes by Cemig GT.
(24)	Loan and financing of Gasmig.
(25)	Loan arranged by Cemig Telecom — Ativas.

On December 31, 2009, Cemig’s total debtor balance, in a consolidated view (taking into account the holdings in subsidiaries and affiliated companies), in relation to financial contracts was R$ 11.3 billion.  The table below contains a summary of the principal contracts to which Cemig was a party on December 31, 2009 (expressed in R ‘000):

				Consolidated
Financing sources	Principal maturity	Annual financial cost (%)	Currency	Current	Non- current	Total
FOREIGN CURRENCY
ABN Amro Real (3)	2013	6.00	US$	21,910	65,295	87,205
ABN Amro Real S.A.	2009	6.35	US$	—	—	—
Banco do Brasil — Various bonds (1)	2024	Various	US$	9,286	57,489	66,775
Banco do Brasil (5)	2009	3.90	JPY	—	—	—
BNP Paribas	2012	5.89	EURO	2,957	4,189	7,146
BNP Paribas	2010	Libor + 1.875	US$	10,169	—	10,169
KFW	2016	4.50	EURO	1,654	9,923	11,577
Unibanco (6)	2009	6.50	US$	—	—	—
Unibanco (7)	2009	5.50	US$	—	—	—
Unibanco (8)	2009	5.00	US$	—	—	—
Federal Treasury (10)	2024	Libor + Spread	US$	1,820	11,190	13,010
Santander do Brasil (13)	2009	7.00	US$	9,583	—	9,583
Banco do Brasil (13)	2009	8.66	US$	2,429	—	2,429
IADB (13)	2026	4.20	US$	84	31,499	31,583
Others	2025	Various	Various	7,678	4,111	11,789
Debt in foreign currency				67,570	183,696	251,266

Brazilian CURRENCY
Banco Credit Suisse First Boston	2010	106.00 of CDI	R$	75,156	—	75,156
Banco do Brasil	2012	110.00 of CDI	R$	41,162	79,214	120,376
Banco do Brasil	2012	110.00 of CDI	R$	261,674	502,786	764,460
Banco do Brasil	2013	CDI + 1.70	R$	30,809	81,958	112,767
Banco do Brasil	2013	107.60 of CDI	R$	7,978	126,000	133,978
Banco do Brasil	2014	104.10 of CDI	R$	19,007	1,200,000	1,219,007
Banco Itaú — BBA	2013	CDI + 1.70	R$	85,811	225,648	311,459
Banco Itaú — BBA	2014	CDI + 1.70	R$	407	3,473	3,880
Banco Votorantim	2010	113.50 of CDI	R$	54,427	—	54,427
Banco Votorantim	2013	CDI + 1.70	R$	26,473	75,987	102,460
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	5,247	118,912	124,159
Bradesco	2014	CDI + 1.70	R$	456	1,365	1,821
Bradesco	2013	CDI + 1.70	R$	109,349	282,940	392,289
Bradesco (23)	2010	113.00 of CDI	R$	2,742,383	—	2,742,383
Debentures (12)	2009	CDI + 1.20	R$	—	—	—
Debentures (12)	2011	104.00 of CDI	R$	3,365	238,816	242,181
Debentures — M.G. State govt. (12) (15)	2031	IGP-M	R$	—	37,053	37,053
Debentures (12)	2014	IGP-M + 10.50	R$	18,151	300,548	318,699
Debentures (12)	2017	IPCA + 7.96	R$	1,488	444,458	445,946
ELETROBRÁS	2013	FINEL + 7.50 to 8.50	R$	12,323	35,942	48,265
ELETROBRÁS	2023	UFIR. RGR + 6.00 to 8.00	R$	45,529	307,812	353,341
Santander do Brasil	2013	CDI + 1.70	R$	20,900	59,756	80,656
Unibanco	2009	CDI + 2.98	R$	—	—	—
Unibanco	2013	CDI + 1.70	R$	86,915	231,963	318,878
Banco do Nordeste do Brasil	2010	TR + 7.30	R$	37,851	—	37,851
Unibanco (2)	2013	CDI + 1.70	R$	23,358	55,189	78,547

Itaú and Bradesco (9)	2015	CDI + 1.70	R$	146,553	804,453	951,006
Minas Gerais Devt. Bank	2025	10.00	R$	692	9,039	9,731
Banco do Brasil (14)	2020	TJLP + 2.55	R$	2,731	25,501	28,232
Unibanco(14)	2020	TJLP + 2.55	R$	715	6,437	7,152
Debentures I and IV (10)	2010/2015	TJLP + 4.00	R$	1,052	11	1,063
Debentures V (10)	2014	CDI + 1.50	R$	11,202	113,337	124,539
Debentures VI (10)	2011	115% of CDI	R$	311	38,579	38,890
CCB Bradesco S.A (10)	2017	CDI + 0.85	R$	1,092	58,646	59,738
ABN AMRO Real (10)	2010	CDI + 0.95	R$	10,765	—	10,765
Banco Itaú — BBA S.A (16)	2022	TJLP + 4.55	R$	575	6,194	6,769
BNDES — FINEM (10)	2019	TJLP	R$	11,003	60,551	71,554
Extreme South Regional Dvt. Bank (16)	2022	TJLP + 4.55	R$	571	6,138	6,709
Unibanco (16)	2022	TJLP + 4.55	R$	192	2,069	2,261
Unibanco (16)	2022	IGPM + 9.85	R$	408	3,956	4,364
BNDES (17)	2033	TJLP + 2.40	R$	—	134,660	134,660
Debentures (17)	2013	IPCA	R$	—	161,824	161,824
BNDES — Onlending	2033	TJLP	R$	—	108,562	108,562
BNDES — A/B/C/D main subcredits (11)	2022	Various	R$	44,489	229,424	273,913
BNDES (18)	2024	TJLP + 2.50	R$	—	25,248	25,248
CEF (19)	2022	TJLP + 3.50	R$	4,789	59,381	64,170
CEF (20)	2021	TJLP + 3.50	R$	5,026	51,096	56,122
CEF (21)	2022	TJLP + 3.50	R$	6,541	82,416	88,957
BNDES (22)	2018	Various	R$	35,169	268,664	303,833
Syndicate of Banks (22)	2010	CDI + 1.50	R$	180,472	—	180,472
BNDES (24)	2016	TJLP + 3.12	R$	4,940	118,112	123,052
Others	2025	Various	R$	32,615	45,441	78,056
Debt in Brazilian currency				4,212,122	6,829,559	11,041,681
Overall total, consolidated				4,279,693	7,013,254	11,292,947

(1)	Interest rates vary: 2.00 to 8.00 % p.a.
Six-month Libor plus spread of 0.81 to 0.88% per year.
(2)	Loan of the holding company.
(3) to (8)	Swaps for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account:
(3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of the CDI rate;
(6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.
(9)	Refers to the senior units of the credit rights funds. See Explanatory Note 15.
(10)	Loans, financings and debentures of Light.
(11)	Consolidated loans and financings of the transmission companies of the TBE Group.
(12)	Nominal, unsecured, book-entry debentures not convertible into shares, without preference.
(13)	Financing of Transchile.
(14)	Financing of Cachoeirão.
(15)	Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.
(16)	Consolidated loans and financings of Lumitrans, subsidiary of EATE.
(17)	Loan contracted by the jointly-controlled subsidiary Madeira Energia.
(18)	Loan contracted by the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.
(19)	Loan contracted by the jointly-controlled subsidiary Praia de Morgado S.A.
(20)	Loan contracted by the jointly-controlled subsidiary Praia de Parajuru S.A.
(21)	Loan contracted by the jointly-controlled subsidiary VDR S.A.
(22)	Loan contracted by the jointly-controlled subsidiary Taesa.
(23)	3rd issue of Promissory Notes by Cemig GT.
(24)	Loans and financings of Gasmig.

On December 31, 2008, Cemig’s total debtor balance, in a consolidated view (taking into account the holdings in subsidiaries and affiliated companies), in relation to financial contracts was R$ 7.3bn.  The table below contains a summary of the principal contracts to which Cemig was a party on December 31, 2008 (expressed in R$ ‘000):

		Annual financial		Consolidated 2008
Financing sources	Principal maturity	cost (%)	Currency	Current	Non-current	Total
FOREIGN CURRENCY
ABN Amro Bank N.A. (3)	2013	6.00	US$	175	116,850	117,025
ABN AMRO Real S.A. (4)	2009	6.35	US$	17,391	—	17,391
Banco do Brasil — Various bonds (1)	2024	Various	US$	14,637	79,231	93,868
Banco do Brasil (5)	2009	3.90	JPY	100,160	—	100,160
Banco Paribas	2012	5.89	EURO	3,903	9,016	12,919
Banco Paribas	2010	Libor + 1.875	US$	27,665	13,570	41,235
KFW	2016	4.50	EURO	2,136	14,951	17,087
Unibanco (6)	2009	6.50	US$	11,044	—	11,044
Unibanco (7)	2009	5.50	US$	4,796	—	4,796
Unibanco (8)	2009	5.00	US$	20,141	—	20,141
MBK Furukawa Sistemas S.A. / Unibanco	2008	Libor + 5.45	US$	—	—	—
Federal Treasury (10)	2024	Libor + Spread	US$	5,419	34,490	39,909
Santander (13)	2009	7.00	US$	6,118	—	6,118
Banco do Brasil (13)	2009	8.66	US$	3,217	—	3,217
IADB (13)	2026	4.20	US$	220	42,798	43,018
Others	2025	Various	Various	12,014	6,932	18,946
Debt in foreign currency				229,036	317,838	546,874

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00 of CDI	R$	241	75,000	75,241
Banco do Brasil	2009	111.00 of CDI	R$	121,038	—	121,038
Banco do Brasil	2013	CDI + 1.70	R$	5,044	109,277	114,321
Banco do Brasil	2013	107.60 of CDI	R$	11,596	126,000	137,596
Banco do Brasil	2014	104.10 of CDI	R$	29,705	1,200,000	1,229,705
Banco Itaú — BBA	2008	IGP-M + 10.48	R$	—	—	—
Banco Itaú — BBA	2008	CDI + 2.00	R$	—	—	—
Banco Itaú — BBA	2014	CDI + 1.70	R$	15,844	304,337	320,181
HSBC Bank Brasil S.A	2008	CDI + 2.00	R$	—	—	—
Banco Votorantim S.A.	2010	113.50 of CDI	R$	84	54,372	54,456
Banco Votorantim S.A.	2013	CDI + 1.70	R$	1,685	101,315	103,000
Banco WESTLB do Brasil	2008	IGP-M + 10.48	R$	—	—	—
BNDES	2008	SELIC + 1.00	R$	—	—	—
Bradesco	2014	CDI + 1.70	R$	21,948	379,073	401,021
Debentures (12)	2009	CDI + 1.20	R$	357,472	0	357,472
Debentures (12)	2011	104.00 of CDI	R$	5,134	238,816	243,950
Debentures — M. G. State Govt. (12) (15)	2031	IGP-M	R$	—	32,936	32,936
Debentures (12)	2014	IGP-M + 10.50	R$	18,853	305,788	324,641
Debentures (12)	2017	IPCA + 7.96	R$	1,428	426,356	427,784
ELETROBRÁS	2013	FINEL + 7.50 a 8.50	R$	12,366	48,433	60,799
ELETROBRÁS	2023	UFIR. RGR + 6.00 a 8.00	R$	45,333	324,299	369,632
Santander	2013	CDI + 1.70	R$	1,446	79,673	81,119
Unibanco	2009	CDI + 2.98	R$	107,081	—	107,081
Unibanco	2013	CDI + 1.70	R$	13,351	309,285	322,636
Banco do Nordeste do Brasil	2010	TR + 7.30	R$	74,029	30,921	104,950
Unibanco (2)	2013	CDI + 1.70	R$	6,741	73,587	80,328
Caixa Econômica Federal	2008	101.50 of CDI	R$	—	—	—
Itaú e Bradesco (9)	2015	CDI + 1.70	R$	132,377	857,903	990,280
Minas Gerais Devt. Bank	2025	10.00	R$	695	9,677	10,372
Banco do Brasil S.A. (14)	2020	TJLP + 2.55	R$	1,756	27,038	28,794
Unibanco S.A. (14)	2021	TJLP + 2.55	R$	445	3,617	4,062
BNDES — FINEM (10)	2014	TLJP + 4.30	R$	15,170	93,096	108,266
Debentures I and IV (10)	2010/2015	TJLP + 4.00	R$	4,102	1,945	6,047
Debentures V (10)	2014	CDI + 1.50	R$	11,279	234,443	245,722
CCB Bradesco (10)	2017	CDI + 0.85	R$	3,504	112,500	116,004
ABN Amro (10)	2010	CDI + 0.95	R$	980	20,000	20,980
Extreme South Regional Dvt. Bank (16)	2022	TJLP + 4.55	R$	100	3,153	3,253
Unibanco (16)	2021	TJLP + 4.55	R$	261	1,062	1,323
Banco Itaú (16)	2022	TJLP + 4.55		274	3,180	3,454
Unibanco S.A. (16)	2022	IGPM + 9.85		214	2,025	2,239
BNDES — A/B/C/D main subcredit (11)	2014/2016	Various	R$	21,903	133,581	155,484
Others	2007/2017	Various	R$	7,633	24,064	31,697
Debt in Brazilian currency				1,051,112	5,746,752	6,797,864
Overall total, consolidated				1,280,148	6,064,590	7,344,738

(1)	Interest rates vary: 2.00 to 8.00 % p.a.; six-month Libor plus spread of 0.81 to 0.88% per year.

(2)	Loan from the parent company.
(3) to (8)	Swaps for exchange of rates were contracted.
The following are the rates for the loans and financings taking the swaps into account:
(3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of the CDI rate; (6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.
(9)	Refers to the senior units of the credit rights funds. See Explanatory Note 12.
(10)	Loans, financings and debentures of Light.
(11)	Consolidated loans and financings of the transmission companies acquired in August 2006.
(12)	Nominal, unsecured, book-entry debentures not convertible into shares, without preference.
(13)	Financing of Transchile.
(14)	Financing of Cachoeirão.
(15)	Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.
(16)	Consolidated loans and financings of Lumitrans, subsidiary of EATE.
(17)	Loan contracted for the jointly-controlled subsidiary Madeira Energia.
(18)	Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.
(19)	Loan contracted for the jointly-controlled subsidiary Praia de Morgado.
(20)	Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.
(21)	Loan contracted for the jointly-controlled subsidiary VDR S.A.
(22)	Loan contracted for the jointly-controlled subsidiary Taesa.
(23)	Promissory Notes of the Company.
(24)	Loans and financings of Gasmig.

Below is a brief description of the principal loans of Cemig, from a holding company viewpoint, on December 31, 2010:

Promissory notes

On December 23, 2010, Cemig carried out its third issue of commercial Promissory Notes for placement and public distribution in the local capital market, in the total amount of R$ 350mn, at remuneratory interest of 105.5 times the DI rate, maturing in 360 days from the date of subscription and paying-in, with the Company able to redeem early, in accordance with the applicable legislation. The funds obtained by the Company were used to replenish its cash position. There was no difference between the actual application of the proceeds and the proposal for application published in the offer documents. The balance on December 31, was R$ 350.9 million.

Unibanco

On June 3, 2005, Cemig signed a loan contract with Unibanco in the amount of R$ 73.6 million, the proceeds of which were allocated to early settlement of the contract for purchase and sale of shares in Sá Carvalho S.A. Interest at the CDI rate plus a spread of 1.7% per annum applies to the principal. The final maturity is in April 2013, with amortization in four equal, consecutive annual tranches, the first becoming due in 2010. The debtor balance on this loan on December 31, 2010 was R$ 59.5 million.

ii. Other long-term relationships with financial institutions

Not applicable.

iii. Degree of subordination of the debt

Not applicable.

iv.  Restrictions imposed on Cemig

In certain financial contracts signed by Cemig D and by Cemig GT with Banco Itaú BBA and ABN (Santander), there are financial covenants that restrain the company’s indebtedness, as follows:

Banco ItaúBBA:

Ebitda / Net financial expenses	Greater than or equal to 2.8
Debt / (Stockholders’ equity + Debt)	Less than or equal to 53%

Debt / Ebitda	Less than or equal to 3.36
Short term debt / Ebitda	Less than or equal to 90%
Capital expenditure / Ebitda	Less than or equal to 60%

Banco ABN (Santander):

Ebitda / interest	Greater than or equal to 3.0
Debt / Ebitda	Less than or equal to 2.5

Cemig GT obtained a waiver from Itaú BBA dispensing it from compliance with the financial covenants until December 2011, as per correspondence dated December 23, 2010.

Cemig D obtained a waiver from Itaú BBA dispensing it from compliance with the financial covenants until December 2011, as per correspondence dated December 23, 2010.  It also obtained, from Banco Santander, a waiver for compliance with the financial covenants up to December 2011, according to an agreement dated December 30, 2010, contained in Cemig’s correspondence with that bank, No. GF/OF — 1633/2010, of December 21, 2010.

Cemig obtained a waiver from Itaú BBA dispensing it from compliance with the financial covenants until December 2011, as per correspondence dated December 23, 2010. It also obtained, from Banco Santander, a waiver for compliance with the financial covenants up to December 2011, according to an agreement dated December 30, 2010, contained in Cemig’s correspondence with that bank, No. GF/OF — 1633/2010, of December 21, 2010 (extending to the guarantor).

Paragraph 5 of Article 11 of the Bylaws on Cemig provides that in conduction of the management of the Company and in the exercise of the right to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and consortia, the Board of Directors and the Executive Board shall obey and faithfully comply with certain targets, including limitation of the Company’s consolidated indebtedness to 2 (two), or less, times the Company’s Ebitda (Earnings before interest, tax, depreciation and amortization), and limiting the consolidated ratio of [ Net debt / (Net debt plus Stockholders’ equity) ] to 40% (forty per cent).

Paragraph 7 of Clause 11 of the Bylaws of Cemig states that these targets may be exceeded for reasons relating to a temporary situation, upon justification and prior and specific approval by the Board of Directors, up to the following limits: consolidated debt less than or equal to 2.5 (two point five) times Ebitda (profit before interest, taxes, depreciation and amortization); and consolidated debt measured by Net Debt / (Net Debt + Stockholders’ equity) limited to 50% (fifty per cent).

The Board of Directors authorizes the limits defined in Paragraph 5 of Clause 11 of the Bylaws to be exceeded in 2010, in accordance with the provisions of Paragraph 7 of that Clause.

In the financial contracts of Cemig and its subsidiaries and affiliates there are outstanding clauses restricting payment of dividends if the company is in default, restraining any disposal of assets that might compromise the development of its activities, and restraining disposal of stockholding control of the Company.

The issuance of securities by Cemig requires the prior authorization of the Brazilian Development Bank (BNDES), and also of the agents operating as onlenders of its financings.

g.                                           Limits of utilization of the financings already contracted

Not applicable.

h.                                           Significant alterations in each item of the financial statements

The main alterations in the lines of assets and liabilities of the Company’s financial statements are as follows:

•                  Reduction of 32.66% in the Company’s cash position, to R$ 2.980bn at December 31, 2010, compared to R$ 4.425bn on December 31, 2009. This mainly reflects payment of extraordinary dividends, of R$ 900mn, in 2010; and a higher volume of cash used in payment of financings: R$ 4.775bn in 2010, compared to R$ 1.016bn in 2009.

•                  Increase of 32.82% in the financial assets of the concession recorded in Long term assets, due to acquisition of an additional interest in Taesa (Details in item 10.2), with the consolidation of the financial assets of that jointly-controlled subsidiary.

•                  Reduction in 2010 in the balance of loans, financings and debentures recorded in the short term, R$ 2.202bn in 2010 compared to R$ 6.659bn in 2009. In 2009 the Co was not compliant w some restrictive covenant clauses of its loans and financing contracts, and the consent of its creditors was obtained after December 31, 2009. Thus, under the new accounting rules, all the loans with restrictive clauses were transferred in 2009 from short term to long term and reclassified to long term in 2010.

10.1          The chief officers should comment on:

a)         Results of the issuer’s operations:

Electricity auctions

Cemig D took part in three auctions in the Regulated Market, held by the National Electricity Agency, ANEEL, for supply in periods between 2015 and 2044, in which the Company bought the following:

Auction	Power (Average MW)	Average price (R$/MWh)
Belo Monte	432.72	77.97
A–5 Auction – 1st Half	46.78	99.48
A–5 Auction – 2nd Half	135.82	67.31

In 2010 ANEEL did not carry out Adjustment Auctions and, for the A-1 and A-3 Auctions held, with start of supply respectively in 2011 and 2013, the energy balance of Cemig D did not indicate need for purchase.

For strategic reasons, Cemig GT did not take part in the A-1 Auction held by ANEEL, but it did take part, through a partnership with other companies, in the Auction to Contract Electricity from New Generation Projects — the A-5 Auction — Second Half, held on December 17, 2010, however it was not a winner in the auction and did not sell electricity in this auction.

In 2010 Cemig GT held over 77 auctions, including purchase and sale of electricity, trading a total of 96,894 GWh, and participated in a total of 55 purchase and sale auctions promoted by other companies, trading a volume of 70,799 GWh. The resulting total traded by the company in the year was 167,693GWh.

(Not reviewed by external auditors)

Electricity (GWh)

Own – Short term	322
Own – Long term	96,572
Total, Own	96,894

Third party – Short term	881
Third party – Long term	69,918
Total, Third party	70,799
Overall total	167,693

Auctions

Own – Short term	22
Own – Long term	55
Total, Own	77

Third party – Short term	41
Third party – Long term	14
Total, Third party	55
Overall total	132

Cemig GT decides its strategy for activity in the Free Market Auctions on the basis of its assumptions and premises, which include a curve of future price forecasts, approved internally, and by its Structural Energy Transaction Strategy, which defines the availability to be directed to the various agents of this market.

All transactions are analyzed for compliance with best corporate governance practices, and the requirement to add value to the forecast results, maximizing revenue and net profit, while also minimizing the volatility of operational cash flow.

Energy Market

Supply of electricity

Below are details of Cemig’s market and its development in recent years.

Electricity sales — GWh

Type	2006	2007	2008	2009	2010	% of 2010	Change % 2009–10
Industrial	23,973	24,686	26,681	22,638	24,826	37.47	9.67
Residential	7,430	8,649	9,011	9,744	9,944	15.01	2.05
Commercial	4,439	5,549	5,886	6,197	6,227	9.40	0.48
Rural	1,942	2,212	2,308	2,221	2,467	3.72	11.08
Others	2,970	3,507	3,575	3,635	3,663	5.53	0.77
Total sold to final consumers	40,754	44,603	47,461	44,435	47,127	71.14	6.06
Wholesale (1)	11,472	13,236	12,249	16,402	18,982	28.65	15.73
Own consumption	37	53	52	51	53	0.08	3.92
Sales under Proinfa program	—	—	—	20	85	0.13	325.00
Total	52,263	57,892	59,762	60,908	66,247	100.00	8.77

In December 2010 a total number of 11.14 million clients were invoiced, 2.8% more than in December 2009. Of this total, Cemig D serves 7.06 million, 3.4%, and Light serves 4.07 million, an increase of 1.9%; and Cemig GT and the subsidiary and affiliate companies have 287 clients, with growth of 30.5%.

The following are some comments on the figures for the main consumer categories:

•                 Residential:

Residential consumption continued to be higher year-on-year in all the months of 2010. The consumption of electricity by this consumer category is associated with the connection of new consumer units and the increase in final private consumption as a result of the favorable conditions of the economy:

•                 Industrial:

Electricity consumed by free and captive clients is the greater part of the electricity distributed.

The behavior of this market in the state of Minas Gerais arises from the expansion of industrial activity associated with the following reasons:

(I)                Growth of exports in volume and monetary value, the latter due to the increase in international prices of raw materials (iron ore, nickel and gold), farm products (coffee, sugar and meat) and semi-manufactured raw materials;

(II)            growth in the sectors stimulated by government tax incentive policies; and

(III)        expansion of production of items to meet domestic demand in production activities and final consumption.

Consumption by the Mining sector, which uses 15.2% of the electricity of the industrial consumer category, grew by 28.8%. All the types of manufacturing industry, with the exception of Paper and Pulp and Tobacco, expanded their consumption, led by Ferro-alloys (44.5%), Chemicals (28.4%), Mechanical Industry (23.3%), Transport Material (18.6%), Non-ferrous Metals (18.2%) and Steel (16.5%).

•                 Commercial:

In Minas Gerais State, the subcategories of the commercial and services consumer types with the highest growth rates in 2010 were: Retailing (6.4%), Accommodation and food (1.9%), Wholesaling (9.7%), Communication Services (0.2%), Health services (4.4%), and Real estate development and administration (13.2%).

•                 Rural:

Consumption invoiced in this category grew by 11.1% in 2010, from 2009, reflecting the connection of 42,636 new consumer units, and also the increase in demand for irrigation due to the low rainfall and higher than average temperatures in the State in the year.

•                 Other consumer categories:

The other types of consumer — Public Authorities, Public Illumination, Public Services and Own Consumption, with 7.8% of the electricity distributed, consumed 3,663 GWh and, jointly grew by 0.8% in 2010, from 2009.

Comment on performance

Profit in the period

Cemig reported net profit of R$ 2,258 million for 2010, 5.81% more than its 2009 net profit of R$ 2,134 million.

Operational revenue

The Company’s operational revenue breaks down as follows:

R$ mn	2010	2009

Revenue from supply of electricity (a)	14,954	15,008
Revenue from use of the electricity distribution systems (TUSD)	1,658	1,332
Revenue from use of the transmission grid (b)	1,555	903
Other operational revenues (c)	791	652
Deductions from operational revenues (d)	(6,095)	(5,737)
Net operational revenue	12,863	12,158

Revenue from supply of electricity

Revenue from electricity sales totaled R$ 14,954 million in 2010, compared to R$ 15,008 million in 2009 — a reduction of 0.36%.

Final consumers

Revenue from electricity sold to final consumers, excluding own consumption, was R$ 13,352bn in 2010, compared to R$ 13,233bn in 2009 — an increase of 0.90%.

The main items affecting this result are:

•                  Increase of 6.06% in the volume of energy invoiced to final consumers (excluding internal consumption).

•                  Reduction of 3.35% in the average tariff in 2010 — at R$ 282.01, compared to R$ 291.79 in 2009. This reduction arises from the higher volume of regulatory items included in the tariff in 2009 — such as, for example, the Extraordinary Tariff Recomposition and non-manageable costs of the distributor (CVA).

Wholesale revenue

The volume of electricity sold to other concession holders in 2010 was 2.49% higher than in 2009, 14,204,530 MWh in 2010 compared to 13,859,700 MWh in 2009, and average price in these sales was lower, at R$ 101,72/MWh in 2010, compared to R$ 117,87/MWh in 2009. This reduction mainly reflected the contracts made through auctions for sales to distributors that were signed exclusively for 2009, with an average price of R$ 145.00 per MWh. As a result, revenue from wholesale supply to other concession holders was 11.57% lower year-on-year, at R$ 1,444, million in 2010 compared to R$1,633 million in 2009.

Tariff for Use of the Electricity Distribution Systems (TUSD)

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (TUSD) was 24.47% higher, at R$ 1,658 million, in 2010, than in 2009 (R$ 1,332 million). This revenue comes from charges made to free consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Revenue for use of the transmission grid

This revenue was 72.20%, or R$ 611 million, higher in 2010, at R$ 1.555 million (compared to R$ 903 million in 2009).

This revenue represents Cemig GT’s transmission network, and also those of the jointly-controlled transmission subsidiaries, among which we highlight the transmission groups known as TBE and Taesa, being made available to the national grid.

Increase in this revenue in 2010 mainly arises from the acquisition of the holding in Taesa in October 2009, and acquisition of a further holding through the public offering for shares in May 2010, boosting the total of these revenues in 2010.

Other operational revenues

The Company’s other revenues are:

	Consolidated IFRS
	2010	2009

Supply of gas	398	307
Charged service	16	17
Telecoms service	131	115
Services provided	179	129
Rental and leasing	60	72
Other	7	12
	791	652

Taxes on operational revenue

The taxes applied to operational revenue totaled R$ 6.095 billion, compared to R$ 5.737 billion in 2009, an increase of 6.24%. The main variations in deductions from revenue between the two years are as follows:

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC in 2010 was R$ 532mn in 2010, compared to R$ 493mn in 2009 — an increase of 7.91%. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared (prorated) between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost: In the distribution activity the difference between the amounts used for reference in setting the tariffs and the costs actually incurred is compensated in the subsequent tariff adjustment. For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE — Energy Development Account

The deduction from revenue for the CCC in 2010 was R$ 423mn in 2010, compared to R$ 408mn in 2009 — an increase of 3.68%. These payments are specified by a Resolution issued by the regulator, Aneel. This is a non-controllable cost: In the distribution activity the difference between the amounts used for reference in setting the tariffs and the costs actually incurred is compensated in the subsequent tariff adjustments. For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

The breakdown of the taxes on revenue is given in Explanatory Note 23 to the consolidated Financial Statements.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 9.217bn in 2010, compared to R$ 8.467bn in 2009, an increase of 8.86%. This is mainly due to an increase in the non-controllable costs of Energy bought for resale. For more information please see Explanatory Note 24 to the Consolidated Financial Statements.

These are the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 2010 was R$ 3.722bn, 16.35% higher than the expense of R$ 3.199bn in 2009, mainly due to higher purchase of electricity by the distributors in the Regulated Market. This is a cost that is not controllable by the Company, and the difference between the amounts used for reference in setting the tariffs and the costs actually incurred is compensated in the subsequent tariff adjustment. For a breakdown of this expense, please see Explanatory Note 24 to the consolidated Financial Statements.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 2010 was R$ 729mn, vs. R$ 853mn in 2009, a reduction of 14.54%.

These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost, and the difference between the amounts used for reference in setting the tariffs and the costs actually incurred is compensated in the subsequent tariff adjustment.

Personnel

The expense on charges for use of the transmission network in 2010 was R$ 1,211 million, vs. R$ 1,318 million in 2009, a reduction of 8.12%. This result is merely due to the expense on the PDV - Voluntary Retirement Program, implemented in 2009 — a total of R$ 206mn in that year, which compares with a total of only R$ 40mn in 2010 (an adjustment of the provision recognized in the previous year), associated with the reduction in the aggregate number of employees (holding company, Cemig GT and Cemig D), which was reduced from 9,746 in 2009 to 8,859 in 2010.

Depreciation and amortization

The expense on depreciation and amortization was unchanged from 2009 to 2010, at R$ 896mn.

Post-employment obligations

Expenses on post-employment obligations in 2010 were R$ 107 million, compared to R$ 150 million in 2009, a reduction of 28.67%. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the pension plans, estimated by an external actuary. The reduction of this expense arises from the greater expectation of return from the assets of the Plan in 2010, in relation to the obligations.

b)        Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The main factors affecting revenue in 2010 were:

•             Tariff increase for Cemig D, with average effect on consumer tariffs of 1.67%, in effect from April 8, 2010.

•             Tariff increase for Cemig D, with average effect on consumer tariffs of 6.21%, in effect from April 8, 2009.

•             Reduction in Cemig D’s tariff, with average impact across all consumer tariffs of a reduction of 12.08%, in effect from April 8, 2008 (full-year effect in results in 2009).

c)         Impact of inflation, of the variation in prices of principal inputs and products, of the exchange rate and of interest rates, on the issuer’s operational result and financial result

We believe the principal impacts on the Company are those described below:

The company posted net financial expenses of R$ 825 million in 2010, compared to the net financial expenses reported for 2009, of R$ 354 million. The main factors in this financial result are:

•                  Higher expenses on costs of loans and financings: R$1,075 million in 2010 vs. R$799 million in 2009. This reflects the entry of new financings, one of the most important being the issue of R$ 2,700,000 in Promissory Notes by Cemig GT, in October 2009, settled in March 2010, and the raising of funds by a debenture issue in March 2010, of the same amount, used to settle the Promissory Notes.

•                  Higher monetary updating on loans and financings in Brazilian currency. R$144 million in 2010 vs. R$9 million in 2009. This reflects the higher volume of funding raised, and the change in inflation indices and other indexors of contracts on the company’s loans, financings and debentures — principally the IGP—M inflation index, which showed a negative variation of 1.72% in 2009, but a positive variation of 11.32% in 2010.

10.2             The chief officers should comment on any material effects that the events below caused or are expected to cause to the issuer’s financial statements and its results:

a. Introduction or disposal of an operational segment

No such event occurred in the 2010 business year.

b. Constitution, acquisition or disposal of an equity interest

Cemig today is the largest integrated company in the electricity sector, and the third largest generator. It has 67 power plants -  hydroelectric, thermal and wind - with installed capacity of 6,896 GW. It is also Brazil’s third-largest transmission company, with 8,768 km of lines, present in 20 states of Brazil and in Chile, and is Brazil’s largest electricity distribution group, being responsible for approximately 12% of the Brazilian market, in the States of Minas Gerais and Rio de Janeiro, through its wholly-owned subsidiary Cemig D and its jointly-controlled subsidiary Light.

The Cemig Group is made up of 58 companies and 10 consortia and is controlled by a holding company (“Cemig”), with assets and businesses in 20 states of Brazil, the federal district and in Chile. It also has investments in distribution of natural gas, data transmission, and provision of energy solutions.

New acquisitions

Acquisition of a complementary stake in Transmissora Aliança de Energia Elétrica —Taesa

On May 6, 2010 Cemig GT made a Public Offer to Acquire shares and units from minority stockholders, through Transmissora Alterosa de Energia Elétrica. The transaction resulted in the acquisition of 24.42% of the shares until then held by the minority stockholders, for

R$ 1.002bn – R$ 15.57 per share. A goodwill premium of R$ 523mn was ascertained on the transaction.

With this transaction, Cemig GT, jointly with the Equity Investment Fund Coliseu, concluded the process of acquisition of Taesa (Transmissora Aliança de Energia Elétrica — formerly Terna Participações). Some of the minority stockholders did not accept the public offer to acquire shares, and 4.72% of the shares of Taesa remain in circulation in the market.

Acquisition of stockholding — Ativas Data Center S.A.

On July 8, 2010, Cemig Telecomunicações S.A. signed a Share Purchase Contract with Ativas Participações S.A., for the purchase of 49% of the voting capital of the company Ativas Data Center S.A., which provides services and supply of IP and communication infrastructure to medium-sized and large corporations. The initial investment was R$ 6.753mn.

Completion of acquisition of 25% of the voting stock of Light S.A.

On March 25, 2010 Cemig acquired 12.50% of the total and voting stock of Light, until then owned by Andrade Gutierrez Concessões (“AGC”). The price paid by Cemig for the purchase was R$ 718.518mn, corresponding to R$ 29.54 per share, realized.

In November 2010 the Company acquired an initial percentage of 0.53% of the total and voting stock of Light, also owned by AGC.  The price, corresponding to 0.3% of Light’s total capital, was R$ 31.949mn.

Acquisition of stockholding — Lightger S.A.

Cemig Geração e Transmissão acquired from Light. S.A, on August 18, 2010, 49% of the registered and voting capital of Lightger, a special-purpose company subsidiary of Light, holder of authorization for commercial operation of the Paracambi Small Hydro Plant. Cemig GT paid R$ 19.960 million for the acquisition.

Additional option to purchase shares in Light

Cemig arranged an option for it to acquire 100% of the share units of Luce Investment Fund, which holds 75% (seventy five per cent) of the shares of Luce Brasil Fundo de Investimento em Participações. With the option exercised, Cemig will acquire common shares that represent 9.75% of its total and voting capital for the price of US$340,455, from which would be deducted any dividends and Interest on Equity paid or declared by Light S.A. in the period starting on December 1, 2009, up to and including the date of the exercise of the option.

The option was exercised on October 6, 2010; Enlighted Partners Venture Capital LLC, the indirect controlling stockholder of Luce Empreendimentos e Participações S.A., gave notice of its decision to exercise its option to sell units of Luce Brasil Fundo de Investimento em Participações.

The completion of this transaction is conditional upon certain contractually established requirements being complied with, and also the approval of the competent bodies such as, where necessary, the financing agents and debenture holders of Light and of its subsidiaries.

c. Non-usual events or operations:

None.

10.3         The chief officers should comment on:

a. Significant changes in accounting practices:

The first financial statements of the Company prepared in accordance with IFRS were in 2010.

The accounting policies were applied in the preparation of the financial statements for the year ended December 31, 2010, in the information presented for comparison for the year ended December 31, 2009, and in the preparation of the initial balance sheet in IFRS for the financial position at January 1, 2009 (the Company’s transition date).

In the preparation of its demonstration of initial financial position in IFRS, the Company adjusted the amounts previously presented in financial statements prepared in accordance with the accounting practices previously adopted.

An explanation of how the transition to IFRS from the accounting practices previously adopted affected the Company’s financial position and financial performance:

Main impacts and alterations in the Financial Statements as a result of the adoption of the new Pronouncements issued by the CPC and the rules of IFRS

The principal effects on the Company’s Financial Statements as a result of the adoption in 2010 of Accounting Pronouncements 15 to 43 issued by the Accounting Pronouncements Committee, and of Technical Interpretations 1 to 16, and of Technical Orientations No’s 3 to 5 and of the IFRS rules are described below:

a) Technical Orientation ICPC 01 (IFRIC 12) and Orientation OCPC 05 — Concession Contracts

This Interpretation specifies the following conditions that must all be complied with for public concessions to be included in its scope:

•                  The concession-granting entity must control or regulate which services the concession holder may provide using the infrastructure; to whom the services must be provided; and their price.

•                  The concession-granting entity must control, through ownership, or through lifetime right to its use, or through some other form of control, a significant residual participation in the infrastructure at the end of the concession period.

When analyzing the Company’s concession contracts, we concluded that the above conditions do apply to the Company’s contracts for distribution, transmission of electricity and wind generation; and do not apply to the contracts for hydroelectric and thermal power generation.

According to the Interpretation, when a concession holder is remunerated by the users of public services, arising from the obtaining of the right to charge them a given price and for a period agreed with the Concession-granting Power, the amount spent by the Concession Holder in the acquisition of this right is recognized in Intangible assets.

At the same time, when the party responsible for the remuneration of the investments made by the concession holder is the Concession-granting Power, and the contract establishes that there is an unconditional contractual right to receive cash or some other financial asset, whether or not the infrastructure (demand) is actually used over the period of the concession, a financial asset must be recognized.

Considering the characteristics of the Company’s distribution concessions, the separated (bifurcated) model was used in the initial adoption, with the division of the infrastructure of the concession between Intangible Assets and Financial Assets.

Application in the activity of electricity and gas distribution:

In the activity of distribution the cost of the infrastructure received or built is recovered through two cash flows: (a) part through consumption of electricity and gas by consumers (issuance of monthly invoices for measured quantities of electricity and gas consumed/sold) during the concession period; and (b) part as indemnity for the assets that are returnable at the end of the concession period, to be received directly from the concession-granting power or from any party to which it delegates that task.

This being so, the Company measured the value of the assets, previously registered in Fixed Assets, which will not be fully depreciated by the end of the concession, reporting this amount as a financial asset because it is an unconditional right to receive cash or other Financial Asset directly from the concession-granting power. The difference between the amount previously posted in Fixed Assets and the Financial Asset constituted was transferred to Intangible Assets.

In Cemig D, in spite of the existence of a renewal clause in the Company’s present concession contracts for a further 20 years, this renewal was not considered for the purposes of the separation of the assets, but the maturity date of the present contract, in February 2016, used, in compliance with CPC 04. For the subsidiary Light, the year 2026 was used as the maturity date of the concession.

The amounts posted in Intangible Assets will be amortized in accordance with the useful life of the assets, using, up to the date of expiry of the concession, as a basis, the estimate prepared by Aneel.

As laid down by the Interpretation, considering that the distribution companies essentially operate as primary parties responsible in relation to the services of construction and installation, the revenue and expense of construction related to these services needs to be recognized. In view of the Brazilian regulatory model, in which the distribution companies have their remuneration based on operation and maintenance of the assets, and the construction of new facilities is essentially outsourced, the Company has the view that the profit margin of this construction activity is immaterial, for which reason it considers it as null for the purposes of preparation of the financial statements.

For the contributions by the consumer, which are recorded in an account reducing assets, the following procedures were adopted:

•                  the initial balance of “Special Obligations” posted on the transition date is to be amortized up to the expiry of the concession and, if a remaining balance is estimated, this should be classified as a Financial Asset, in a reducing account;

•                  the portion of the initial balance that must be amortized between the date of the transition of accounting rules and the expiry of the concession must be classified as Intangible Assets, in a reducing account.

As a result of the criterion used in carrying out the separation of the assets between Financial and Intangible based on the accounting values stated at that time in Fixed Assets, the alteration referred to did not change the Company’s Stockholders’ equity on January 1, 2009.

Application to the transmission activity:

In the activity of transmission the cost of the infrastructure received or built is recovered through two cash flows: (a) part, to be received directly from the users delegated by the concession-granting power (generators, distributors, free consumers, exporters and importers), through the monthly invoicing of the Permitted Annual Revenue (RAP) during the period of the concession; and (b) part as indemnity (for the cases where the contractual right exists) for the assets that are returnable at the end of the concession period, to be received directly from the concession-granting power or from the party to which it may delegate that task.

In view of the fact that there is no demand risk in the transmission activity, because the revenue arises only from making the network available, and that for the infrastructure not used up by the concession expiry date there is an unconditional right to receive cash or other financial asset directly from the concession-granting power, the infrastructure that is used up in the concession has been posted 100% as a Financial Asset.

The criteria of application of ICPC 01 in the transmission activity for the pre-existing concessions, in relation to the assets of Cemig GT, and for new transmission concessions, relating to the assets of the other jointly-controlled companies, are as follows:

New transmission concessions:

For new transmission concessions, the calculations were made backdated to the beginning of the period of validity of the concession contract; and the costs related to the construction of the infrastructure were posted in the income statement at the time of their being incurred, with a construction revenue being recorded at present value, which includes, for some contracts, a profit margin.

It should be highlighted that the recognition in the income statement of the costs of infrastructure took place only for the assets that will be used up during the concession. The portion of the assets that will not be used up during the concession was recorded as a financial asset, because there is an unconditional right to receive cash or another financial asset directly from the concession-granting power at the end of the period of validity of the contract.

Also for the new concessions, during the period of construction, the transmission revenue to be received during the whole of the period of the concession, adjusted to present value, has been recorded in assets.

After the initial adoption, the financial assets of the new concession begin to generate a financial revenue through the updating of the revenue posted on the basis of the actual rate of return.

The impacts on Stockholders’ equity resulting from the adoption of 01 for the new transmission concessions are demonstrated in this Explanatory Note.

Prior transmission concessions:

For the “legacy” transmission concessions, the Company considers that as a function of the volume and age of its assets, the conditions do not exist for backdated application of ICPC 01. Hence, the accounting balances of the assets were used in the adoption.

The assets, previously registered in Fixed assets, were allocated in full as a financial asset. The impacts on Stockholders’ equity resulting from the adoption of ICPC 01 for the new transmission concessions are demonstrated in this Explanatory Note, while for the previously existing transmission concessions there was no impact on the Stockholders’ equity of January 1, 2009, since they were used in the adoption of the accounting balances originally posted.

Application to the wind power generation activity:

Technical interpretation ICPC 01 (IFRIC 12) is applicable to the wind generation activity due to the infrastructure to be used during the concession, that is to say the assets are, for the most part, fully depreciated during the period of validity of the concession. Additionally, the electricity sale price is set in accordance with the Proinfa Program (Program to Encourage Alternative Electricity Sources), that is to say, the sale of electricity from the wind appliances not carried out in a market of free negotiation.

Thus the balance of the assets, previously posted in fixed assets, has been transferred to Intangible Assets.

The calculations were made backdated to the start of the period of validity of the concession contract; the costs related to the construction of the infrastructure were posted in the income statement at the time of their being incurred; and a construction revenue was posted at present value, which included the taxes applicable to the revenue and a profit margin.

b) Pronouncement CPC 27 (IAS 16) and Technical Interpretation ICPC 10 — Fixed Assets

Cemig considered that this Interpretation was applicable to its older generation assets, and a specialized company was contracted to value the generation assets of the subsidiaries Cemig GT, Sá Carvalho, Rosal, Horizontes, Light and Cemig PCH, with their fair value being defined as replacement cost. The useful lives of the assets were not altered, since they are estimated and set by Aneel.

The new valuation of the generation assets resulted in an increase in the value of those assets, with a record in a specific account of Stockholders’ equity of each one of the subsidiaries in an account called “Equity Valuation Adjustments”, in the amount of R$ 1,495,823, net of tax effects, with the adjustment also reflected in Cemig’s Stockholders’ equity on January 1, 2009.

c) Orientation OCPC 05 — Concession contracts - Grants of concessions for consideration

In the obtaining of concessions for construction of some of the power generation projects, the Company undertook to make payments to the Concession-granting Power, over the period of validity of the contract, as compensation for the right to commercial operation.

The concessions to be paid to the concession-granting power provide for monthly portions with different values over time. For the purposes of accounting and recognition of costs, however, the Company previously recognized the expenses incurred in the linear manner, based on the updated nominal value.

However, starting from January 1, 2009, the Company altered, on a backdated basis, the accounting practice for recording of these grants for consideration, because it believed that they represent an intangible asset related to the right of commercial operation, being recorded as from the moment of operational startup of the plant at the present value of the payment obligation.

The Intangible Assets are amortized as from the start of operation of the plant, and the obligation posted in present value in liabilities is also updated monthly based on the financial assumptions that were used for the initial recording of that obligation.

d) Pronouncement CPC 20 (IAS 23) — Capitalized charges

The Company reassessed the criteria for capitalization of the costs of loans that are attributable to the acquisition, construction or production of an asset, and a weighted average rate was established for the capitalization of the costs of the loans that are in effect and are not directly linked to a qualifiable asset.

This procedure results in the transfer of costs to works in larger amounts than those calculated in accordance with the previous accounting practice, where only the costs of the loans and financings that were directly linked to the works were transferred, and the costs of the other loans and financings were entirely recorded in the income statement.

e) Pronouncements CPC 27 (IAS 16) and ICPC 01 (IFRIC 12) — Prorating of administration cost

Up to the 2009 business year the legislation on the electricity sector allowed up to 8% of direct expenses on personnel and outsourced services to be appropriated monthly to the cost of fixed assets in progress, in proportion to the investments carried out, applying a prorating criterion.

This procedure is not in accordance with the new accounting pronouncements, and the Company carried out a reversal of these amounts that had been included in the cost of its assets in 2009, in the amount of R$ 29,792.

f) Pronouncement CPC 33 (IAS 19) — Post-employment obligations

Since the business year 2000 the Company has recorded the costs, the contributions and the actuarial liability related to the plans that provide supplementary pension benefit and other post-employment benefits.

Although Pronouncement CPC 33 does not make significant alterations in the actuarial calculation of post-employment obligations in comparison to the previous criteria, it determines that at the adoption of the Pronouncement the accumulated actuarial losses of prior periods, which previously were disclosed only in an explanatory note, be recorded in the opening balance on January 1, 2009.

Thus, the Company has recorded an additional obligation in the amount of R$ 642,574, with a counterpart in Stockholders’ equity, for the actuarial losses not yet recognized at January 1, 2009.

Additionally, and exclusively for post-employment obligations for retirement pensions, in view of the fact that the Company has a debt agreed with the Pension Fund for amortization of actuarial obligations and that this debt is greater than the obligation defined by the actuary under CPC 33, an additional posting was made in liabilities so that the obligation recognized would reflect exactly the obligation to the Pension Fund, in the amount of R$ 24,148. For more details, see Explanatory Note 20.

Thus, in view of the fact that for the post-employment obligations on retirement plans the amount registered in liabilities must correspond to the debt, the monetary updating and the interest applying to this debt are posted in Financial expenses. For the other post-employment obligations, on the Health Plan, the Dental Plan and Life Insurance, the expenses are recorded as operational.

g) Regulatory assets and liabilities — Conceptual structure

The decision on whether regulatory assets and liabilities are inside the conceptual structure of the international rules has been discussed by the International Accounting Statements Board (IASB) since 2005.

As a result of these discussions, a draft pronouncement on the procedures to be adopted for recording regulatory assets and liabilities in regulated companies was issued by the IASB in 2009 for analysis and receipt of contributions. In 2010, due to the large number of contributions received, IASB decided to postpone the conclusion of the project until the last quarter of 2011.

Thus, for the 2010 business year, there is no specific rule in effect that permits the recognition of these regulatory assets and liabilities.

Therefore, the Company has made a write-off of the regulatory assets and liabilities from its Accounting Statements. Explanatory Note 34 gives the principal balances of the regulatory items that were not registered in the Company’s Accounting Statements on January 1, 2009.

h) Pronouncement CPC 32 (IAS 12) — Taxes applicable to the adjustments on adoption of the new accounting rules

Arising from the adjustments previously mentioned in this note related to the adoption of the new accounting rules, the Company made a posting of the taxes applicable to these adjustments as demonstrated below in the reconciliation of the balance sheets and income statement.

Reconciliation of the Balance Sheet

The reconciliation of the Balance Sheet for the adjustments made as a result of the adoption of the new accounting practices is as follows:

		Consolidated			Holding company
ASSETS	Item	01/01/2009 Previous GAAP	Adjustments	01/01/2009 IFRS	01/01/2009 Previous GAAP	Adjustments	01/01/2009 BRGAAP
CURRENT
Cash and cash equivalents		2,283,937	—	2,283,937	256,906	—	256,906
Consumers and Traders	H	2,042,157	(23,861)	2,018,296	—	—	—
Extraordinary Tariff Recomposition, and “Portion A”	H	329,350	(329,350)	—	—	—	—
Concession holders — transport of energy	H	463,165	(30,061)	433,104	—	—	—
Financial assets of the concession	A	—	140,603	140,603	—	—	—
Taxes offsetable		318,557	93	318,650	11,573		11,573
Income tax and Social Contribution recoverable		525,292	(67,695)	457,597
Anticipated expenses — CVA	H	778,545	(778,545)	—	—	—	—
Traders — “Free Energy” transactions	H	15,076	(15,076)	—	—	—	—
Deferred income tax and Social Contribution tax	H	188,792	(188,792)	—	18,381	(18,381)	—
Dividends receivable		—	—	—	1,436,822	—	1,436,822
Regulatory asset — PIS, Pasep and Cofins taxes	H	46,240	(46,240)	—	—	—	—
Deferred Tariff Adjustment	H	133,423	(133,423)	—	—	—	—
Inventories		35,830	—	35,830	17	—	17
Other credits		517,158	(41,727)	475,431	21,582	—	21,582
TOTAL, CURRENT		7,677,522	(1,514,074)	6,163,448	1,745,281	(18,381)	1,726,900

NON-CURRENT
Accounts receivable from Minas Gerais state gov.		1,800,873	—	1,800,873	—	—	—
Credit Receivables Investment Fund		—	—	—	810,593	—	810,593
Tariff Recomposition, and Portion “A”	H	218,688	(218,688)	—	—	—	—
Anticipated expenses — CVA	H	296,762	(296,762)	—	—	—	—
Deferred income tax and Social Contribution tax	E C F	748,014	980,161	1,728,175	145,976	30,068	176,044
Traders — “Free Energy” transactions	H	4,107	(4,107)	—	—	—	—
Taxes offsetable	H	98,369	—	98,369	426	—	426
Income tax and Social Contribution recoverable		173,683	—	173,683	173,638	—	173,638
Deposits linked to legal actions		382,176	57,654	439,830	87,831	42,209	130,040
Consumers and Traders		90,529	—	90,529	—	—	—
Other credits	H	142,795	(10,792)	132,003	68,372	—	68,372
Financial assets of the concession	A	—	2,890,881	2,890,881	—	—	—
Investments		36,689	—	36,689	7,857,745	386,919	8,244,664
Fixed assets	E D A B	12,055,792	(4,016,703)	8,039,089	2,034	—	2,034
Intangible	D A C	615,469	3,334,919	3,950,388	2,543	—	2,543
TOTAL, NON-CURRENT		16,663,946	2,716,563	19,380,509	9,149,203	459,196	9,608,399
TOTAL ASSETS		24,341,468	1,202,489	25,543,957	10,894,484	440,815	11,335,299

		Consolidated			Holding company
LIABILITIES	Item	01/01/2009 Previous GAAP	Adjustments	01/01/2009 IFRS	01/01/2009 Previous GAAP	Adjustments	01/01/2009 BRGAAP

CURRENT

Suppliers		891,821	—	891,821	7,134	—	7,134
Regulatory charges		488,835	—	488,835	—	—	—
Profit shares		116,955	—	116,955	4,502	—	4,502
Taxes, charges and contributions	A	435,492	(15,927)	419,565	31,990	—	31,990
Income tax and Social Contribution tax	A	191,841	(77,806)	114,035
Interest on Equity and dividends payable		960,129	—	960,129	960,129	—	960,129
Loans and financings		881,880	—	881,880	6,740	—	6,740
Debentures		398,268	—	398,268	—	—	—
Salaries and mandatory charges on payroll		293,894	—	293,894	16,117	—	16,117
Regulatory liabilities — CVA	H	488,284	(488,284)	—	—	—	—
Post-employment obligations		83,097	—	83,097	3,907	—	3,907
Provision for losses on financial instruments		98,628	—	98,628	—	—	—
Debt to related parties		—	—	—	10,003	—	10,003
Other obligations	H	478,947	(39,569)	439,378	20,623	—	20,623
TOTAL, CURRENT		5,808,071	(621,586)	5,186,485	1,061,145	—	1,061,145

NON-CURRENT
Regulatory charges		20,521	—	20,521	—	—	—
Regulatory liabilities — CVA	H	156,883	(156,883)	—	—	—	—
Loans and financings		4,824,307	—	4,824,307	73,587	—	73,587
Debentures		1,240,283	—	1,240,283	—	—	—
Taxes, charges and contributions	A B C	122,732	—	122,732	—	—	—
Income tax and Social Contribution tax		248,653	798,179	1,046,832	—	—	—
Contingency provisions	H	661,935	59,794	721,729	355,153	42,209	397,362
Concessions payable	C	—	75,689	75,689		—
Post-employment obligations	F	1,396,704	642,575	2,039,279	52,935	34,373	87,308
Other obligations	H	166,929	(7,474)	159,455	30	—	30
TOTAL, NON-CURRENT		8,838,947	1,411,880	10,250,827	481,705	76,582	558,287

TOTAL LIABILITIES		14,647,018	790,294	15,437,312	1,542,850	76,582	1,619,432

STOCKHOLDERS’ EQUITY ATTRIBUTED TO CONTROLLING STOCKHOLDERS
Registered capital		2,481,508	—	2,481,508	2,481,508	—	2,481,508
Capital reserves	B	3,983,021	—	3,983,021	3,983,021	—	3,983,021
Profit reserves	A C D F H	2,859,920	—	2,859,920	2,859,920	—	2,859,920
Accumulated Conversion Adjustment		61	—	61	61	—	61
Valuation adjustment to Stockholders’ equity		—	1,495,823	1,495,823	—	1,495,823	1,495,823
Funds allocated to increase of capital		27,124	—	27,124	27,124	—	27,124
Accumulated losses		—	(1,131,590)	(1,131,590)	—	(1,131,590)	(1,131,590)
		9,351,634	364,233	9,715,867	9,351,634	364,233	9,715,867
MINORITY INTERESTS		342,816	47,962	390,778	—	—	—
TOTAL STOCKHOLDERS’ EQUITY		9,694,450	412,195	10,106,645	9,351,634	364,233	9,715,867
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		24,341,468	1,202,489	25,543,957	10,894,484	440,815	11,335,299

		Consolidated			Holding company
ASSETS	Item	31/12/2009 Previous GAAP	Adjustments	31/12/2009 IFRS	31/12/2009 Previous GAAP	Adjustments	31/12/2009 BRGAAP
CURRENT
Cash and cash equivalents		4,424,959	—	4,424,959	656,704	—	656,704
Consumers and Traders	H	2,107,342	170,565	2,277,907	—	—	—
Extraordinary Tariff Recomposition, and “Portion A”	H	227,444	(227,444)	—	—	—	—
Concession holders — transport of energy	H	395,649	(28,665)	366,984	—	—	—
Financial assets of the concession	A	—	222,173	222,173		—
Taxes offsetable		343,655	13,372	357,027	8,208	—	8,208
Income tax and Social Contribution recoverable		550,325	(20,000)	530,325	—	—	—
Anticipated expenses — CVA	H	754,373	(754,373)	—	—	—	—
Traders — “Free Energy” transactions	H	46,028	(46,028)	—	—	—	—
Deferred income tax and Social Contribution tax	H	141,889	(141,889)	—	7,525	(7,525)	—
Dividends receivable		—	—	—	1,362,451	—	1,362,451
Review of the transmission tariff	H	83,303	(83,303)	—	—	—	—
Deferred Tariff Adjustment		—	—	—	—	—	—
Inventories		35,032	—	35,032	17	—	17
Other credits		334,416	68,151	402,567	14,124	—	14,124
TOTAL, CURRENT		9,444,415	(827,441)	8,616,974	2,049,029	(7,525)	2,041,504

NON-CURRENT
Accounts receivable from Minas Gerais state gov.		1,823,644	—	1,823,644	—	—	—
Credit Receivables Investment Fund		—	—	—	872,638	—	872,638
Anticipated expenses — CVA	H	199,915	(199,915)	—	—	—	—
Deferred income tax and Social Contribution tax	E C F	572,146	535,629	1,107,775	111,920	20,896	132,816
Taxes offsetable	H	115,200	—	115,200	111,895	—	111,895
Income tax and Social Contribution recoverable		112,719	5,013	117,732
Deposits linked to legal actions		627,567	65,798	693,365	95,461	57,879	153,340
Consumers and Traders		161,239	—	161,239	—	—	—
Regulatory asset — PIS, Pasep and Cofins taxes	H	46,240	(46,240)	—	—	—	—
Review of the transmission tariff	H	35,976	(35,976)	—	—	—	—
Other credits	H	126,925	(11,811)	115,114	78,286	7,065	85,351
Financial assets of the concession	A	—	5,508,462	5,508,462	—	—	—
Investments		25,955	—	25,955	8,540,385	908,887	9,449,272
Fixed assets	E D A B	13,862,757	(5,559,834)	8,302,923	1,891	(12)	1,879
Intangible	D A C	1,711,575	1,993,692	3,705,267	1,544	—	1,544
TOTAL, NON-CURRENT		19,421,858	2,254,818	21,676,676	9,814,020	994,715	10,808,735
TOTAL ASSETS		28,866,273	1,427,377	30,293,650	11,863,049	987,190	12,850,239

		Consolidated			Holding company
LIABILITIES	Item	31/12/2009 Previous GAAP	Adjustments	31/12/2009 IFRS	31/12/2009 Previous GAAP	Adjustments	31/12/2009 BRGAAP

CURRENT

Suppliers		852,195	—	852,195	14,275	—	14,275
Regulatory charges		324,234	—	324,234	—	—	—
Profit shares		97,878	—	97,878	3,774	—	3,774
Taxes, charges and contributions	A	429,399	(9,908)	419,491	32,838	—	32,838
Income tax and Social Contribution tax	A	187,481	(60,373)	127,108
Interest on Equity and dividends payable		953,789	—	953,789	953,789	—	953,789
Loans and financings		4,244,123	1,634,347	5,878,470	23,358	—	23,358
Debentures		35,570	745,006	780,576	—	—	—
Salaries and mandatory charges on payroll		353,291	—	353,291	18,423	—	18,423
Regulatory liabilities — CVA	H	656,404	(656,404)	—	—	—	—
Post-employment obligations		94,041	—	94,041	4,108	—	4,108
Provision for losses on financial instruments		78,305	—	78,305	—	—	—
Review of the transmission tariff		—	—	—	—	—	—
Debt to related parties		—	—	—	10,839	—	10,839
Contingency provisions		—	—	—	—	—	—
Extraordinary Tariff Recomposition and “Portion “A”		—	—	—	—	—	—
Other obligations		414,794	(94,575)	320,219	20,605	—	20,605
TOTAL, CURRENT		8,721,504	1,558,093	10,279,597	1,082,009	—	1,082,009

NON-CURRENT
Regulatory charges		152,303	—	152,303	—	—	—
Regulatory liabilities — CVA	H	228,111	(228,111)	—	—	—	—
Loans and financings		5,678,628	(1,634,347)	4,044,281	55,190	—	55,190
Debentures		1,334,626	(745,006)	589,620	—	—	—
Taxes, charges and contributions	A B C	340,905	(14,360)	326,545	—	—	—
Income tax and Social Contribution tax	A B C	261,792	726,921	988,713
Contingency provisions	H	495,096	66,931	562,027	326,032	57,879	383,911
Concessions payable	C	—	79,817	79,817	—	—
Post-employment obligations	F	1,178,946	736,040	1,914,986	48,118	39,315	87,433
Other obligations	H	198,857	(8,597)	190,260	76,195	—	76,195
TOTAL, NON-CURRENT		9,869,264	(1,020,712)	8,848,552	505,535	97,194	602,729

TOTAL LIABILITIES		18,590,768	537,381	19,128,149	1,587,544	97,194	1,684,738

STOCKHOLDERS’ EQUITY ATTRIBUTED TO CONTROLLING STOCKHOLDERS
Registered capital		3,101,884	—	3,101,884	3,101,884	—	3,101,884
Capital reserves	B	3,969,099	—	3,969,099	3,969,099	—	3,969,099
Profit reserves	A C D F H	3,177,248	—	3,177,248	3,177,248	—	3,177,248
Accumulated Conversion Adjustment		150	—	150	150	—	150
Valuation adjustment to Stockholders’ equity		—	1,343,383	1,343,383	—	1,343,383	1,343,383
Funds allocated to increase of capital		27,124	—	27,124	27,124	—	27,124
Accumulated losses		—	(453,387)	(453,387)	—	(453,387)	(453,387)
		10,275,505	889,996	11,165,501	10,275,505	889,996	11,165,501
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		28,866,273	1,427,377	30,293,650	11,863,049	987,190	12,850,239

Income statement

The reconciliation of the Income Statement for the adjustments made in the opening balance sheet and relating to December 31, 2009 is as follows:

The breakdown of the effects on the income statement is shown in item 2.8 of this Note.

		Consolidated			Holding company
	Item	31/12/2009 Previous GAAP	Adjustments	31/12/2009 IFRS	31/12/2009 Previous GAAP	Adjustments	31/12/2009 BRGAAP
REVENUES	H A	11,705,083	453,229	12,158,312	345	—	345

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS
Electricity bought for resale	H	(3,706,021)	506,648	(3,199,373)	—	—	—
Charges for the use of the basic transmission grid	H	(831,477)	(21,558)	(853,035)	—	—	—
Gas purchased for resale	A	(166,810)	275	(166,535)	—	—	—
		(4,704,308)	485,365	(4,218,943)	—	—	—
COST OF OPERATION
Personnel and managers	E	(904,824)	(21,125)	(925,949)	—	—	—
Employees’ and managers’ profit shares		—	(238,554)	(238,554)
Post-employment obligations	F	(91,145)	91,145	—	—	—	—
Materials	E	(100,197)	(6,163)	(106,360)	—	—	—
Raw materials and inputs for generation		(4,070)	—	(4,070)	—	—	—
Outsourced services	H E	(641,641)	2,533	(639,108)	—	—	—
Depreciation and amortization	E A B C	(712,232)	(159,436)	(871,668)	—	—	—
Operational provisions	H	(27,386)	(18,451)	(45,837)	—	—	—
Royalties for use of water resources		(146,083)	—	(146,083)	—	—	—
Other	H E A B C	(98,462)	18,493	(79,969)	—	—	—
		(2,726,040)	(331,558)	(3,057,598)	—	—	—

CONSTRUCTION COSTS		—	(119,176)	(119,176)	—	—	—

TOTAL COST		(7,430,348)	34,631	(7,395,717)	—	—	—

GROSS PROFIT		4,274,735	487,860	4,762,595	345	—	345

OPERATIONAL EXPENSES
Selling expenses		(183,899)	—	(183,899)	—	—	—
General and administrative expenses		(676,909)	—	(676,909)	(28,234)	(17,774)	(46,008)
Other operational expenses		(111,175)	(98,820)	(209,995)	(17,972)	—	(17,972)
		(971,983)	(98,820)	(1,070,803)	(46,206)	(17,774)	(63,980)

Operational profit/loss before Equity gain/loss and Financial revenue/expenses		3,302,752	389,040	3,691,792	(45,861)	(17,774)	(63,635)
Equity gain (loss) on subsidiaries		—	—	—	2,046,912	279,994	2,326,906
Financial revenues	C D	883,404	(50,238)	833,166	41,467	—	41,467
Financial expenses		(1,102,726)	(84,931)	(1,187,657)	(40,357)	(4,591)	(44,948)

Pretax profit		3,083,430	253,871	3,337,301	2,002,161	257,629	2,259,790

Income tax and Social Contribution tax		(895,561)	—	(895,561)	(115,749)	—	(115,749)
Deferred income tax and Social Contribution tax	H F D B A E	(15,111)	(220,291)	(235,402)	(12,187)	1,683	(10,504)
Employees’ and managers’ profit shares		(238,554)	238,554	—	(12,822)	12,822	—

NET PROFIT FOR THE YEAR		1,934,204	272,134	2,206,338	1,861,403	272,134	2,133,537
Profit attributable to controlling stockholders		1,861,403	272,134	2,133,537
Profit attributable to non-controlling stockholders		72,801	—	72,801	—	—	—

c.  Qualifications or emphases in the Auditor’s Opinion:

The Opinion of the external auditors contains no qualifications. Only the following emphases:

“As described in Explanatory Note 2.9, the individual accounting statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia Energética de Minas Gerais — Cemig these practices differ from IFRS, applicable to the separate accounting statement, only in relation to the valuation of the investments in subsidiaries and jointly-controlled subsidiaries by the equity method, while for the purposes of IFRS this valuation would be at cost or fair value.

The indirectly jointly-controlled subsidiary Madeira Energia S.A. — Mesa and its subsidiary have incurred expenses related to development of the project and construction of the Santo Antonio hydroelectric power plant which, in accordance with the financial projections prepared by its Management, should be absorbed by the revenues from the operations. The realization of the consolidated fixed assets constituted by the said expenses, which in December 31, 2010 totaled R$ 7.0779 billion, will, according to management’s expectations, take place as from the start of operations, planned for December 2011. The proportional amount attributable to the company is R$ 707.8 million in fixed assets.”

10.4           The directors should indicate and comment on critical accounting policies adopted by the issuer, exploring, especially, accounting estimates made by the management on questions that are uncertain and significant for the description of the financial statement and the results, such as items that call for subjective or complex judgments, e.g.: provisions, contingencies, recognition of revenue, tax credits, long-duration assets, useful life of non-current assets, pension plans, adjustments for conversion in foreign currency, costs of environmental recovery, criteria for test of recovery of assets and financial instruments.

Preparation of individual and consolidated financial statements under IFRS and the rules of the CPC requires that management should make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

The information on critical judgments relating to the accounting policies adopted that present effects on the amounts recognized in the financial statements are included in Explanatory Note 2.9.

Estimates and assumptions are reviewed continuously. Revisions related to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The estimating principles related to the financial statements refer to the recording of the effects arising under:

•                  Note 7 —  Provision for doubtful receivables

•                  Note 9 — Income tax and Social Contribution tax

•                  Note 11 — Accounts Receivable from Minas Gerais State Government

•                  Note 14 — Depreciation;

•                  Note 15 — Amortization;

•                  Note 20 — Post-Employment Obligations

•                  Note 21 — Provisions; and

•                  Note 23 — Uninvoiced Supply of Electricity.

10.5           In relation to the internal controls adopted to ensure preparation of reliable financial statements, the Chief Officers should comment on:

a)          The degree of efficiency of such controls, indicating any imperfections and measures taken to correct them

The Executive Board, including the CEO and the Chief Officer for Finance, Investor Relations and Control of Holdings, is responsible for establishing and maintaining a system of internal controls adopted to ensure the preparation of reliable financial statements.

The internal controls to ensure the preparation of reliable financial statements include procedures that were implemented to provide, with reasonable certainty: (i) reliability of the records of accounting and financial information; (ii) the preparation of accounting statements in accordance with accounting practices adopted in Brazil; (iii) processing of payments and receipts in accordance with authorizations of the management; and (iv) timely detection of inappropriate acquisitions, disposal of or allocation of material assets. We emphasize that, due to the limitations inherent to the internal controls, there is the possibility that such controls may not prevent nor detect all deficiencies. Additionally, forecasts in relation to assessment of the effectiveness of the internal controls are subject to the risk that the controls might cease to function due to changes in the conditions in which they operate or cease to be in accordance with policies and procedures.

Management has assessed the effectiveness of the internal controls adopted to ensure preparation of reliable financial statements at December 31, 2009, based on the criteria established in the document Integrated Internal Control Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and concluded that, on December 31, 2009, the system of internal controls adopted to ensure the preparation of reliable financial statements is effective.

b)          Deficiencies and recommendations on the internal controls present in the external auditor’s report

No material deficiencies in internal controls were reported such as might compromise the reliability of the financial statements.

10.6           If the issuer has made a public offer for distribution of securities, the directors should comment on:

a)         How the proceeds of the offering were used

b)         Whether there were material differences between the actual application of the proceeds and the proposals for application published in the prospectuses of the respective distribution

c)         If there were any differences, the reasons for them

Securities issued by Cemig

Promissory notes

On December 23, 2010, Cemig made its third issue of commercial Promissory Notes for placement and public distribution in the local capital markets, in the total amount of R$ 350mn, for remuneratory interests of 105.5 times the DI Rate, with maturity at 360 days from the date of subscription and paying-in, with the Company able to effect early redemption in accordance with the applicable legislation.

The funds obtained by the Company were used for replenishment of its cash balance, and there was no differentiation between the actual use of the funds and the proposal for their use published in the offer documents. The balance on December 31, 2010 was R$ 350.9 million.

10.7          The directors should describe the material items not evidenced in the financial statements of the issuer, indicating:

a)         Assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

i.           Operational leasing transactions — assets and liabilities

ii.        Portfolios of receivables written off on which the entity maintains risks and responsibilities, indicating respective liabilities

iii.     Contracts for future purchase and sale of products or services

iv.    Construction contracts that have not been terminated

v.       Contracts for future receipts of financings

Cemig and its subsidiaries have contractual obligations and commitments that include amortization of loans and financings, contracts with contractors for the construction of new projects, purchase of electricity from Itaipu and other sources, as shown in this table:

	2011	2012	2013	2014	2015	2016	2017 and later	Total
Purchase of electricity from Itaipu	835,539	884,920	894,590	709,063	732,336	755,565	32,559,116	37,371,129
Transport of electricity from Itaipu	69,304	73,878	77,159	61,469	64,043	66,655	2,090,479	2,502,987
Purchase of electricity at auctions	2,332,878	2,400,933	2,387,598	1,965,492	2,269,239	2,396,916	65,152,442	78,905,498
Other electricity purchase contracts	878,524	827,495	655,997	743,048	751,870	733,675	8,430,062	13,020,671
“Light for Everyone” Program, Phase 2	431,637	—	—	—	—	—	—	431,637

b)         Other items not evidenced in the financial statements

•             Future expenses on purchase of energy

•             Regulatory investments

10.8           In relation to each one of the items not evidenced in the financial statements indicated in item 10.8 , the directors should comment:

a)         How such items changed or could change the revenue, expenses, operational result, financial expenses or other items of the financial statements of the issuer

b)          The nature and purpose of the transaction

c)         The nature and amount of the obligations assumed and of the rights generated in favor of the issuer as a result of the transaction

The items mentioned in the table contained in item 10.8, not yet registered in the Financial Statements, which will have an impact in the Balance Sheet and also in final profit/loss, arise basically from future contracts for purchase of electricity and regulatory investments.

In the case of future expenses on purchase of energy, the Company will record, simultaneously, an operational revenue as a function of the sale of this energy, when a margin of operational profit will be recorded as a function of these transactions.

In relation to the Regulatory investments, under the current regulatory framework in Brazil, they will be included by Aneel in the base of assets to be remunerated through the electricity tariff.

10.9        The directors should indicate and comment on the principal elements of the issuer’s business plan, specifically exploring the following topics:

a)          Capital expenditure, including:

i) quantitative and qualitative description of the investments in progress and of the investments foreseen

ii) Sources of financing of the investments

iii) material disinvestments in progress and disinvestments planned

i.                      As well as the investments made by the wholly-owned subsidiaries of Cemig — Cemig D and Cemig GT — that are necessary to meet the requirements of Aneel, improve the efficiency of the electricity system, serve new consumers and eliminate environmental liabilities, the Company has expended funds on the acquisition of assets already constituted.

Over the next 3 years Cemig and it is wholly-owned subsidiaries, Cemig D and Cemig GT plan to invest approximately R$ 3.3774bn, as shown in this table:

R$ ’000 Activity	2011	2012	2013	Total

Basic Program (1)	1 488.1	1 034.1	68.60	2 590.8
Generation	163.9	73.9	68.6	306.40
Transmission	72.1	87.0	0.00	159.10
Distribution	1 251.4	870.9	0.00	2 122.3
Cemig — holding company	0.7	2.3	0.00	3.0

“Light for Everyone” Program, Phase 2	374.10	0	0	374.10

Acquisitions	395.90	6.9	9.7	412.50
TBE (EBTE)	2.9	0.00	0.00	2.9
TBE (Share repurchase)	14.0	6.9	9.7	30.6
Light (Redentor Public Offer — LUCE (LPESA)	379.0	0.00	0.00	379.0

Overall total (4) (5) (6)	2 258.1	1 041.0	78.30	3 377.4

(1)              Amounts are estimated in currency of June 2010, covering the basic investments to maintain the routines of the companies Cemig GT, Cemig D and Cemig. These investments include items such as: physical refurbishments of existing assets, expansion of service to clients; strengthening and operation of electricity systems; safety of people and facilities; environment; support infrastructure including building facilities, machines and equipment, furniture and utensils, equity and industrial security, telecommunications, IT systems, micro-IT systems and vehicles.

(2)              Of the investment, it is estimated that R$ 406mn will be realized with non-returnable funds from the Federal Government and the State of Minas Gerais in the annual periods of 2011 and 2012.

(3)              The information in the table above reflects Cemig’s present expectations. The Company has no way of guaranteeing that its investment plan will be implemented in the way shown above, and changes may be made during the implementation.

(4)              The information contained in the table above does not include the disbursements on research and development (dealt with in the reply to sub-clause c below) and on energy efficiency required from the companies of the electricity sector, the funding of which, charged in the tariff, is managed in programs administered separately from the companies. The projections for the electricity efficiency program are as follows:

Current R$ mn Company	2010	2011	Total

Cemig Distribuição / P.E.E.	61.8	120.0	181.8
Total	61.8	120.0	181.8

The figures above for 2011 are projections which cannot be confirmed.

P.E.E. = The Energy Efficiency Program of the Electricity sector.

ii.                  The Company expects to carry out the investments described above using its own funds, funds from Eletrobrás and from the State of Minas Gerais, and also funds from issuance of securities, and/or bank loans either for rollover of debt or guaranteed by commercial receivables.

iii.              There are no significant disinvestments in progress or expected.

a.                  Provided they have already been published, indicate the acquisition of plans, equipment, patents or other assets which will likely materially influence the issuer’s productive capacity.

The company has no acquisition of plans, equipment, patents or other assets capable of materially influencing its production capacity.

b.                  New products and services, indicating:

i.                                     Description of the research in progress already published

ii.                                  Total amounts spent by the issuer in research for development of new products or services

iii.                               Products under development already disclosed

iv.                              Total amounts spent by the issuer in research for development of new products or services

i. description of the research in progress already published

Technology and Innovation

Cemig has innumerable partnerships with research institutions, to enable it to participate actively in the process of development of technology in the field of its area of activity — generation, transmission and distribution of electricity.

Through Cemig’s Research and Development Program, new methodologies, processes, softwares, materials, devices and equipment are generated which aim to improve the electricity system and the operational process, and to increase personal and equity security. The program has 12 projects at different stages of research.

Every year, the Company publishes its invitation for new proposals, which are valued by Cemig’s technical staff through what we call Technological Forums. These proposals are transformed into projects, that are developed through an extensive network of partners, generating everything from prototypes of state-of-the-art technology to licensing of products with market potential.

In 2009 and 2010, almost 500 proposals for R&D projects were received in the Technological Forums, for assessment and prioritization by Cemig technical personnel. Of these proposals, the 100 that are most innovative and most aligned with the Company’s strategic objectives were selected. These proposals after being refined became projects, with projected investment of over R$ 200mn in the next few years.

In 2011 a further 50 proposals have been selected which will require investment of the order of R$ 150mn in the coming years. A highlight is a proposal for an experimental photovoltaic generation plant, which alone would require investment of approximately R$ 45mn.

In 2010 more than 80 research and development projects were in execution, in which approximately R$ 20mn has been invested.

The table below shows the amounts invested in R&D by Cemig in 2009 and 2010.

ii) total amounts spent by the issuer in research for development of new products or services

These tables show the amounts invested and forecast to be invested for R&D in Cemig in 2009, 2010, 2011 and 2012:

Actual amounts to December 31, 2010 — R$ mn Company	2009	2010	Total

Cemig Geração e Transmissão	4 222.0	6 618.7	10 840.70
Cemig Distribuição	6 745.6	15 152.7	21 898.30
Total	10 967.6	21 771.4	32 739.00

Amounts planned to end of 2012 — R$ mn Company	2011	2012	Total

Cemig Geração e Transmissão	22 000.0	20 000.0	42 000.0
Cemig Distribuição	50 000.0	45 000.0	95 000.0
Total	72 000.0	65 000.0	137 000.0

iii - Products under development already disclosed

Research and Development (“P&D”)

2010 projects

Among the projects in the 2010 portfolio, we can highlight:

1 — The smart grid — cities of the future. This comprises two projects:

D424: DE — experimental development: Development of a platform for tests of compliance and interoperability of smart metering devices and development of a safe hybrid WMAN-WiMAX communication solution for network automation.

D423: DE — experimental development: Development of a functional smart grid model through systemic integrations of intelligent solutions for automation of the distribution network, advanced metering infrastructure and consumer participation.

Source:	R&D magazine 2010, and project opening plans
Year 1:	R$ 16mn.	Total = R$ 32.500mn.
Amounts refer to the two projects.

2 - GT358 — Integrated transport technology for gas from carbonization of biomass and processing of sub-products for co-generation of electricity with micro-turbines.

Year 1:	R$ 3.1mn	Total = R$ 8.65mn
Source: R&D magazine 2010, XML sent to Aneel and project opening proposal.

3 - D306 — Revitalization and repowering of power transformers and development of vegetable oil TCs.

Year 1:	R$ 9.8mn	Total: R$ 22mn
Source:	XML sent to Aneel.

4 - GT343 - Control of the Golden Mussel: Bioengineering and new materials for applications in ecosystem and hydroelectric plants.

Disbursement year 1:	R$ 2,211,847.48 Total: 6,441,450.03
Source:	Project opening proposal.

5 - GT402 — Application of multi-variant chemometric methods in management of river basins.

Disbursement year 1:	R$ 650, 963.07 Total: R$ 1,418,557.87
Source:	Working agreement.

6 - D419 — Autonomous advanced aerial system for multiple applications — SAAAMA

Year 1:	R$ 3,528,188.17	Total: R$ 3,765,177.96
Source:	XML sent to Aneel

Other projects

Cemig has invested in projects to use renewable energy sources, led by biomass, the Small Hydro Plants, solar energy, and wind generation. It has also invested in projects for rational use of energy, co-generation and “distributed generation” (geographically distributed at input points throughout the grid area), using various fuels such as hydrogen, natural gas, alcohol and bio diesel.

Biomass

In the electricity sector biomass has become a promising alternative, a highlight being cogeneration in the sugar and alcohol sector and in steel, from charcoal. As well as encouraging co-generation in these segments, Cemig researches and develops other

R&D projects such as production of biogas from landfills, biodigestors of wastes from farming, use of vegetable oils and alcohol in systems for generation of electricity and micro-turbines using sawdust.

Bio-diesel

Cemig encourages and develops technologies for production and use of bio-diesel through projects for research and partnerships with other bodies of the State. Thus, it has built the Biofuels Laboratory, in partnership with CETEC, with capacity for production of 1,000 liters/day of biodiesel.

Solar energy

The first major solar plant in Brazil is at negotiation phase and some R$ 50mn is expected to be invested in the coming years.

Also, Cemig will invest approximately R$ 10mn in a pilot plant for manufacture of solar cells with 100% Brazilian technology.

We also highlight the cooperation between Cemig and the German technical cooperation agency GTZ to study the feasibility of conversion of the Mineirinho football stadium into a building supplied by energy from photovoltaic panels. This is a contribution by the Company to a sustainable Soccer World Cup.

Wind power

In 2010 a prototype of a 10kW wind generator was developed, adapted to the wind conditions in the State of Minas Gerais.

iv - Total amounts spent by the issuer in research for development of new products or services

The total amounts spent are stated in Item ii.

10.10       Comment on other factors that have materially influenced operational performance and which have not been identified or commented on in the other items of this section

All the factors of the 2010 business year which materially affected the operational performance of the company have been commented on and identified in the previous items of this section.

APPENDIX 6

REPORT OF EXTERNAL AUDITORS ON THE FINANCIAL STATEMENTS

To the

Board of Directors and Stockholders of

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

Belo Horizonte, Minas Gerais, Brazil

We have examined the individual and consolidated financial statements of Companhia Minas Gerais — CEMIG (“the Company”), identified respectively as Holding company and Consolidated, comprising the balance sheet on December 31, 2010 and the respective income statements, Comprehensive income statement, statement of changes in stockholders’ equity and Statement of cash flows, for the business year ended on that date, and also the summary of the principal accounting practices and other explanatory notes.

Responsibility of the management for the financial statements

The Company’s Management is responsible for the preparation and appropriate presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board — ISB, and in accordance with accounting practices adopted in Brazil, and also for the internal controls that it has determined to be necessary to enable the preparation of these financial statements to be free of any material distortion, whether caused by fraud or error.

Responsibility of the auditors

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with Brazilian and international auditing standards. These rules require compliance with ethical requirements by the auditors and that the audit should be planned and executed with the objective of obtaining reasonable certainty that the accounting statements are free of material distortion.

An audit involves the execution of selected procedures for obtaining evidence on the amounts and disclosures presented in the financial statements. The procedures selected depend on the judgment of the auditor, including the assessment of risks of material distortion in the financial statements, whether caused by fraud or error. In assessment of risks, the auditor considers the internal controls that are material for the preparation and adequate presentation of the Company’s financial statements to plan the procedures of audit that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the efficacy of those internal controls of the Company. An audit includes, also, assessment of the appropriateness of the accounting practices used and the reasonableness of the accounting estimates made by the management, and also assessment of the presentation of the financial statements as a whole.

We believe that the audit evidence obtained is sufficient and appropriate to be the grounds of our opinion.

Opinion on the individual financial statements

In our opinion, the above mentioned individual financial statements adequately present, in all material aspects, the equity and financial situation of Companhia Energética de Minas Gerais — Cemig on

December 31, 2010, the performance of its operations and its cash flows for the business year ended on that date, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the above mentioned consolidated financial statements adequately present, in all material aspects, the consolidated equity and financial position of Companhia Energética de Minas Gerais S.A. on December 31, 2010, the consolidated performance of its operations and its consolidated cash flows for the business year ended on that date, in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board — IASB, and accounting practices adopted in Brazil.

Emphases

As described in Explanatory Note 2.9, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia Energética de Minas Gerais — Cemig these practices differ from IFRS, applicable to the separated financial statements, only in relation to the valuation of the investments in subsidiaries and jointly-controlled subsidiaries by the equity method, whereas for the purposes of IFRS this would be cost or fair value.

The indirectly jointly-controlled subsidiary Madeira Energia S.A. — Mesa and its subsidiary have incurred expenses related to development of the project and construction of the Santo Antonio hydroelectric power plant which, in accordance with the financial projections prepared by its Management, should be absorbed by the revenues from the operations. The realization of the consolidated fixed asset constituted by the said expenditure, which on December 31, 2010 totaled R$ 7.0779 billion, will, in accordance with management’s expectations, take place as from the start of the operations, planned for December 2011. The proportional amount attributable to the company is R$ 707.8 million in fixed assets.

Other subjects

Statements of added value

We have also examined the individual and consolidated statements of added value (DVAs), prepared under the responsibility of the Company’s management, for the business year ended December 31, 2010, the presentation of which is required by Brazilian Corporate Law for listed companies, and is supplementary information under IFRS, which do not require presentation of the DVA. These statements were submitted to the same procedures of audit described above and, in our opinion, are appropriately presented, in all material aspects, in relation to the financial statements taken as a whole.

Audit of the amounts corresponding to the previous business year.

The amounts corresponding to the business year ended December 31, 2009, presented for the purposes of comparison, were previously audited by us in accordance with the auditing rules in effect at the time of the issuance of the report on March 23, 2010, which did not contain any modification. The auditing rules in effect at that time allow division of responsibility, thus, since the financial statements of the jointly-controlled subsidiaries Empresa Paraense de Transmissão de Energia S.A., Empresa Norte de Transmissão de Energia S.A., Empresa Regional de Transmissão de Energia S.A., Empresa Amazonense de Transmissão de Energia S.A., Empresa Catarinense de Transmissão de Energia S.A., Companhia Transleste de Transmissão, Companhia Transudeste de Transmissão, Companhia Transirapé de Transmissão, Central Eólica Praias de Parajuru S.A., Central Eólica Praia de Morgado S.A., Central Eólica Volta do Rio S.A., Transchile Charrúa Transmisión S.A., Axxiom Soluções Tecnológicas S.A., Companhia de Transmissão Centroeste de Minas, Hidrelétrica Cachoeirão S.A.,

Empresa Brasileira Transmissão de Energia S.A. and Madeira Energia S.A., relating to the business year ended December 31, 2009, were examined by other independent auditors, our opinion, in relation to the amounts of the investments and of the results arising from the jointly-controlled subsidiaries, is based on the opinions, given without qualification, of those auditors.

Belo Horizonte, March 28, 2011.

KPMG Auditores Independentes

CRC NO.: SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG058176/O-0

APPENDIX 7

OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais — Cemig, undersigned, in the performance of their functions under the law and under the Bylaws, have examined the Report of Management and the Financial Statements for the year ended December 31, 2010, and respective complementary documents. After verifying that the above mentioned documents reflect the economic and financial situation of the Company and considering, also, the explanations given by the representatives of the Company’s management and of its external auditors (KPMG Auditores Independentes), the opinion of the members of the Audit Board is, unanimously, in favor of their approval in the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 29, 2011.

Belo Horizonte, March 28, 2011,

APPENDIX 8

Reference Form: Items 12.6 to 12.10 — Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6. Information on the Audit Board member:

Name: Aristóteles Luiz Menezes Vasconcellos Drummond

Age: 66

Profession: Journalist

CPF: 026939257-20

Elected position sought: Chair

Date of election:  29-04-2010

Date sworn in:   29-04-2010

Period of office:  1 (one ) year, from 29-04-2010, i.e. up to the AGM of 2011.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7.                    Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Occupies no other position.

12.8.  For each of the managers and Members of the audit Board, give:

a. Résumé, containing the following information:

i.            Principal professional experience in the last 5 years, indicating:

•             Name of company:

•             Positions and functions inherent to the position

•             Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Mr. Drummond was born on November 22, 1944 and completed secondary education. He is a professional in the areas of journalism, public relations and business administration. He worked in the private sector as an assistant to the Board of Directors of Banco Nacional (1963-70) and as Managing Director of Irad — Assessoria e Consultoria Ltda from 1973. In the government of the State of Guanabara (in the Negrão de Lima administration) he held the posts of President and Director of COHAB-GB, assistant to the Secretary of the Guanabara State government, and Division Director in the State Public Works Department. In the Federal Government he worked as assistant to and head of the Office of the Mining and Energy Minister (1980-1984). He was Administrative Director of Light S.A. (1985). He was a member of the Board of Directors of the Metro of Rio de Janeiro (1985), Centrais Elétricas do Norte SA (1996), Manaus Energia SA (1997), and Boa Vista Energia SA (1897). He was a member and Chairman of the Audit Board of Cia Vale do Rio Doce (1986-

88) and a member of the Audit Board of Petrofertil SA. He was a Judge of the Regional Employment Appeal Court (TRT) of Rio de Janeiro (1994-97).

ii.        Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

b.  Description of any of the following events that have taken place during the last 5 years:

                               i.           Any criminal conviction:  None

                            ii.           Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:  None

                         iii.           Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.  None

12.9. Conjugal relationship, stable union or family relationship up to the second degree between:

a.                    managers of the Company

b.                    (i) managers of the Company and (ii) managers of the Company’s direct or indirect subsidiaries

c.                    managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company

d.                    (i) managers of the Company and (ii) managers of any of the Company’s direct or indirect parent companies

None, for any of these lines.

12.10.             State any relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.                    any company directly or indirectly controlled by the Company

He is a member of the audit board of companies directly and indirectly controlled by the Company.

b.                    any direct or indirect parent company of the issuer

The candidate has no relationship with the party that directly or indirectly controls the Company.

If material: supplier, client, debtor or creditor of the issuer, of its subsidiary, or parent companies or subsidiaries of any of these parties

He has no relationship with any supplier, client, debtor or creditor of the Company, of its subsidiary or parent companies or subsidiaries of any of such parties.

12.6. Information on the Audit Board member:

Name: Ari Barcelos da Silva

Age: 69

Profession: Company manager

CPF: 006124137-72

Elected position sought:  Substitute member

Date of election:  29-04-2010

Date sworn in:   29-04-2010

Period of office:  1 (one) year, from 29-04-2010, i.e. until the AGM of 2011.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7.                    Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Occupies no other position.

12.8.  In relation to each of the managers and members of the Audit Board, give:

a. Résumé, containing the following information:

i.            Principal professional experience in the last 5 years, indicating:

•             Name of company:

•             Positions and functions inherent to the position

•             Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Mr. Barcelos da Silva was born on March 3, 1942, is Brazilian, married, a company manager, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, bearer of Identity Card 2027107-7 issued by CRA/RJ and of CPF 006124137-72. He has a degree in business administration and accounting sciences. He has worked at Eletrobrás, Eletronuclear, Chesf, Cemar and Eletrosul.

ii.        Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

b.  Description of any of the following events that have taken place during the last 5 years:

                               i.                              Any criminal conviction:  None

                            ii.                              Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:  None

                         iii.                              Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.  None

12.9. Conjugal relationship, stable union or family relationship up to the second degree between:

a.                    managers of the Company

b.                    (i) managers of the Company and (ii) managers of the Company’s direct or indirect subsidiaries

c.                    managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company

d.                    (i) managers of the Company and (ii) managers of any of the Company’s direct or indirect parent companies

None, for any of these lines.

12.10.             State any relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

b.                    any company directly or indirectly controlled by the Company

He is a member of the audit board of companies directly and indirectly controlled by the Company.

b.                    any direct or indirect parent company of the issuer

The member has no relationship with the party that directly or indirectly controls the Company.

If material: supplier, client, debtor or creditor of the issuer, of its subsidiary, or parent companies or subsidiaries of any of these parties

He has no relationship with any supplier, client, debtor or creditor of the Company, of its subsidiary or parent companies or subsidiaries of any of such parties.

12.6. Information on the Audit Board member:

Name: Aliomar Silva Lima

Age: 57

Profession: Economist

CPF: 131654456-72

Elected position sought: Substitute member

Date of election:  29-04-2010

Date sworn in:   29-04-2010

Period of office:  1 (one) year, from 29-04-2010, i.e. until the AGM of 2011.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7.                    Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

Occupies no other position.

12.8.                    In relation to each of the managers and members of the Audit Board, give:

a. Résumé, containing the following information:

i.            Principal professional experience in the last 5 years, indicating:

•             Name of company:

•             Positions and functions inherent to the position

•             Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Mr. Silva Lima was born on October 7, 1953, is Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG, bearer of Identity Card MG 44926, issued by the Minas Gerais Public Safety Department and of CPF 131654456-72. He worked at Companhia Energética de Minas Gerais for 33 years, retiring as the Company’s General Manager for Financial Resources. (Résumé is on the Investor Relations site)

ii.        Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

b.  Description of any of the following events that have taken place during the last 5 years:

                               i.                              Any criminal conviction:  None

                            ii.                              Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:  None

                         iii.                              Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.  None

12.9. Conjugal relationship, stable union or family relationship up to the second degree between:

a.                    managers of the Company

b.                    (i) managers of the Company and (ii) managers of the Company’s direct or indirect subsidiaries

c.                    managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company

d.                    (i) managers of the Company and (ii) managers of any of the Company’s direct or indirect parent companies

None, for any of these lines.

12.10.             State any relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

c.                    a company directly or indirectly controlled by the Company

He is a member of the audit board of companies directly and indirectly controlled by the Company.

b.                    any direct or indirect parent company of the issuer

The member has no relationship with the party that directly or indirectly controls the Company.

If material: supplier, client, debtor or creditor of the issuer, of its subsidiary, or parent companies or subsidiaries of any of these parties

He has no relationship with any supplier, client, debtor or creditor of the Company, of its subsidiary or parent companies or subsidiaries of any of such parties.

12.6. Information on the Audit Board member:

Name: Thales de Souza Ramos Filho

Age: 71

Profession: Doctor

CPF: 003734436-68

Elected position sought: Sitting member

Date of election:  29-04-2010

Date sworn in:   29-04-2010

Period of office:  1 (one) year, from 29-04-2010, i.e. until the AGM of 2011.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7.                    Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws:

Occupies no other position.

12.8.  In relation to each of the managers and members of the Audit Board, give:

a. Résumé, containing the following information:

i.            Principal professional experience in the last 5 years, indicating:

•             Name of company:

•             Positions and functions inherent to the position

•             Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Mr. Thales was born on 22/03/1940. He graduated in Medicine from the Federal University of Juiz de Fora and in Business Administration from the Machado Sobrinho University of Juiz de Fora. He currently practices the medical profession and is a member of the Audit Board of Companhia Energética de Minas Gerais — CEMIG. (Résumé on the IR site.)

ii.        Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

b.  Description of any of the following events that have taken place during the last 5 years:

                               i.                              Any criminal conviction:  None

                            ii.                              Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:  None

iii.                 Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.  None

12.9.                    Conjugal relationship, stable union or family relationship up to the second degree between:

a.                    managers of the Company

b.                    (i) managers of the Company and (ii) managers of the Company’s direct or indirect subsidiaries

c.                    managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company

d.                    (i) managers of the Company and (ii) managers of any of the Company’s direct or indirect parent companies

None, for any of these lines.

12.10.             State any relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

d.                    a company directly or indirectly controlled by the Company

He is a member of the audit board of companies directly and indirectly controlled by the Company.

b.                    any direct or indirect parent company of the issuer

The member has no relationship with the party that directly or indirectly controls the Company.

If material: supplier, client, debtor or creditor of the issuer, of its subsidiary, or parent companies or subsidiaries of any of these parties

He has no relationship with any supplier, client, debtor or creditor of the Company, of its subsidiary or parent companies or subsidiaries of any of such parties.

12.6.                     Information of the Audit Board member:

Nome: Luiz Guaritá Neto

Age: 55

Profession: Engineer and entrepreneur

CPF: 289118816-00

Elected position sought: Sitting member

Date of election:  29-04-2010

Date sworn in:   29-04-2010

Period of office:  1 (one) year, from 29-04-2010, i.e. until the AGM of 2011.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7.                    Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws:

Occupies no other position.

12.8.           In relation to each of the managers and members of the Audit Board, give:

a. Résumé, containing the following information:

i.            Principal professional experience in the last 5 years, indicating:

•     Name of company:

•     Positions and functions inherent to the position

•    Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Mr. Guaritá Neto was born on 21/04/1955. He graduated in 1978 from the Civil Engineering course of the Faculdades Integradas de Uberaba. At the Getúlio Vargas Foundation of do Rio de Janeiro, he concluded the basic courses in Business Administration, O&M and Marketing. He also participated, at SERE/RJ, in the courses in Leadership and Human Relations. He was director of CAIO — the Avelino Inácio de Oliveira Academic Center. Director of CIU — Uberaba Commercial and Industrial Association. In the period from 1989 through 31/05/1992 he was Municipal Industry and Trade Secretary, and Municipal Tourism Secretary. From 01/08/1990 to 01/02/1992 he was Municipal Planning Secretary. From 17/08/1990 he was a member of the National Council of the Presidency of the Federal Savings Bank (Caixa Econômica Federal). In January 1993 he was elected Mayor of Uberaba for the PFL Party (Partido da Frente Liberal). He also works as vice-president of the PFL’s Regional Directorate for Minas Gerais. He is vice-president of the Association of Municipalities — ABM, and President of the Macroregional Association of Municipalities of the South of the Minas Triangle (AMTRIM). He is a member of the State Housing Council of Minas Gerais. He is the first substitute for Senator Eduardo Brandão de Azeredo. Currently, he participates as an entrepreneur shareholder in the following companies: RCG Engenharia e Empreendimentos Ltda, Construtora RCG, Cat’s Hotelaria e Empreendimentos Ltda, Agropecuária Rodrigues da Cunha Guarita, Agropecuária 7 Estrelas Ltda, and Dujato-Comercio de Drogas Uberaba Ltda. He has been a member of the Audit Board of Cemig since March 2003.

http://ri.cemig.com.br/static/ptb/diretoria_conselheiros.asp?idioma=ptb - top

ii.        Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

b.  Description of any of the following events that have taken place during the last 5 years:

i.                  Any criminal conviction:  None

ii.               Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:  None

iii.            Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.  None

12.9.       Conjugal relationship, stable union or family relationship up to the second degree between:

a.                    managers of the Company

b.                    (i) managers of the Company and (ii) managers of the Company’s direct or indirect subsidiaries

c.                    managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company

d.                    (i) managers of the Company and (ii) managers of any of the Company’s direct or indirect parent companies

None, for any of these lines.

12.10.             State any relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

e.                    a company directly or indirectly controlled by the Company

He is a member of the audit board of companies directly and indirectly controlled by the Company.

b.                    any direct or indirect parent company of the issuer

The member has no relationship with the party that directly or indirectly controls the Company.

If material: supplier, client, debtor or creditor of the issuer, of its subsidiary, or parent companies or subsidiaries of any of these parties

He has no relationship with any supplier, client, debtor or creditor of the Company, of its subsidiary or parent companies or subsidiaries of any of such parties.

12.6.                     Information on the Audit Board member:

Name: Marcus Eolo de Lamounier Bicalho

Age: 69

Profession: Economist

CPF: 001909696-87

Elected position sought: Substitute member

Date of election:  29-04-2010

Date sworn in:   29-04-2010

Period of office:  1 (one) year, from 29-04-2010, i.e. until the AGM of 2011.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7.                    Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws:

Occupies no other position.

12.8.   In relation to each of the managers and members of the Audit Board, give:

a. Résumé, containing the following information:

i.            Principal professional experience in the last 5 years, indicating:

•     Name of company:

•     Positions and functions inherent to the position

•     Principal activity of the company in which experience took place, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) of partners with direct or indirect interests of 5% or more of a single class or type of securities of the issuer

Mr. Lamounier Bicalho was born on 16/09/1941, is Brazilian, married, an economist, resident and domiciled in Belo Horizonte, MG, bearer of Identity Card MG — 1033867, issued by the Minas Gerais Public Safety Department, and CPF 001909696-87. He has a degree in economics from Minas Gerais Federal de University (UFMG). He works in the Minas Gerais State Economic Development Department.

ii.        Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

b.  Description of any of the following events that have taken place during the last 5 years:

i.                  Any criminal conviction:  None

ii.               Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:  None

iii.            Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.  None

12.9.                   Conjugal relationship, stable union or family relationship up to the second degree between:

a.                    managers of the Company

b.                    (i) managers of the Company and (ii) managers of the Company’s direct or indirect subsidiaries

c.                    managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company

d.                    (i) managers of the Company and (ii) managers of any of the Company’s direct or indirect parent companies

None, for any of these lines.

12.10.             State any relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

f.                      a company directly or indirectly controlled by the Company

He is a member of the audit board of companies directly and indirectly controlled by the Company.

b.                    any direct or indirect parent company of the issuer

The member has no relationship with the party that directly or indirectly controls the Company.

If material: supplier, client, debtor or creditor of the issuer, of its subsidiary, or parent companies or subsidiaries of any of these parties

He has no relationship with any supplier, client, debtor or creditor of the Company, of its subsidiary or parent companies or subsidiaries of any of such parties.

APPENDIX 9

13.1 - Describe the policy or practice for the remuneration of the Board of Directors, of the Chief Officers or non-statutory directors, the Audit Board, the statutory committees and the audit, risk, finance and remuneration committees, dealing with the following aspects:

a. Objectives of the remuneration policy or practice

The principal objective of the Company’s remuneration policy is to establish a system of remuneration of the management that helps in the alignment of the interests of the management with those of the stockholders.

As determined in the Bylaws, the global or individual amount of the remuneration of the Executive Board, the Board of Directors and Committees, and the Audit Board is decided by the General Meeting of Stockholders.

For the 2010 business year, the Ordinary and Extraordinary General Meetings of Stockholders of Cemig, held on April 29, 2010, set the Annual Global Allocation for Remuneration of the Management and the Members of the Audit Board, consisting of the Board of Directors, the Executive Board and the Audit Board, in the amount of up to R$ 7,000,000 (seven million Reais), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan in force for the employees of the Company, the present amounts earned by the Managers in monthly remuneration, paid leave, bonuses and other benefits of any nature, remaining unchanged.

b. Composition of the remuneration, indicating:

i. Description of the elements of the remuneration and the objectives of each one of them

a) Board of Directors

At the Ordinary and Extraordinary General Meetings of Stockholders of the Company, held on April 29, 2010, a monthly value of remuneration was set for each member of the Board of Directors equivalent to 20% (twenty per cent) of the remuneration which, on average, a Chief Officer of the Company receives, and the substitute members are remunerated only when they take the place of the sitting members.

The members of the Board of Directors have their monthly remuneration divided into a pre-determined component (fixed portion) and a component proportional to attendance, the pre-determined component being established at 50% (fifty per cent) of the stipulated monthly remuneration. The fixed portion is payable only to the sitting Members, who also receive an annual bonus equivalent to one full monthly remuneration. The component proportional to attendance is represented by the other 50% (members of the Board of Directors have their monthly remuneration divided into a pre-determined component (fixed portion) and a component proportional to attendance, the pre-determined component being established at 50% (fifty per cent) of the stipulated monthly remuneration. The fixed portion is payable only to the sitting Members, who also receive an annual bonus equivalent to one full monthly remuneration. The component proportional to attendance is represented by the other 50% (fifty per cent) of the stipulated monthly remuneration, being divided into “jetons” paid to the sitting Member or the substitute who takes his place during the meetings. If there is more than one meeting in the month, the jeton is proportionately divided between the number of meetings held, and paid to the sitting member or to the substitute who has taken his place. If there is no meeting in the month, the sitting Member will receive the total amount of the monthly remuneration. If there is a meeting in the month and neither the sitting nor the substitute member attends it, the portion relating to the jeton is not paid, and the sitting member receives only the fixed amount.

The fixed remuneration (12 monthly remunerations plus an annual bonus of one remuneration) aims to compensate the members of the Board of Directors for the time dedicated to the performance of their functions and for their contributions to the Company, established based on assessment of their duties and responsibilities, and also, in counterpart, making it possible for the Chairman of the Board of Directors to request effort and performance by each one of its members.

The remuneration proportional to attendance aims to motivate attendance by members at the meetings called, contributing to an effective participation in the conduct of business and effective performance of their functions.

The variable remuneration of the Board of Directors is named “participation in the Company’s Profits and Results” or PLR, and its payment is determined annually by the Company’s Executive Board. The criteria used are the same as those established for the payment of the other employees, as per negotiation established in the Specific Collective Agreement.

The purpose of the variable agreement is to motivate the members of the Board to participate more effectively in the conduct of business, through a compensation that is linked to the performance of the organization, in the same molds as the payment of the Profit Shares to the employees, which is established in the Collective Work Agreement.

Direct benefits: The remuneration of the sitting and substitute Members of the Board of Directors who are resident in other municipalities than that of the head office of the Company, as well as the reimbursement, which is obligatory, of the expenses of air travel and accommodation necessary for their attendance at the meetings or carrying out their functions, has a fixed cost-support amount, the equivalent of, approximately, 10% (ten per cent) of the total monthly remuneration of the Member, for each meeting they attend. This cost support aims to pay for expenses of land-based travel and meals.

Indirect benefits: The Company does not offer indirect benefits to the members of the Board of Directors.

b) The Executive Board

As determined by Paragraph 2 of Clause 18 of Section II of the Bylaws, the global or individual amount of the remuneration of the Executive Board, including benefits of any type, is fixed by the General Meeting of Stockholders, in accordance with the legislation currently in effect.

The members of the Executive Board have their annual fixed remuneration established in a component referred to as Fees in the 12 months of the year, and one of them may be converted into a paid leave, equivalent to a full monthly remuneration plus 1/3 paid leave, and also an annual bonus equivalent to one full monthly remuneration.

The fixed remuneration of the Executive Board aims to compensate the time dedicated to the performance of their functions and their extraordinary contributions to the Company, being established based on a value assessment of their duties and responsibilities and the value of their services in the market.

The variable remuneration of the Executive Board is named “Participation in the Company’s Profits and Results” (PLR), and its payment is determined annually by the Directors of the Company.

This variable remuneration aims to motivate the members of the Executive Board to an effective participation in the conduction of business, through a compensation linked to the organization’s performance. The criteria used are the same established for payment of the other employees, as per negotiation established in the Specific Collective Agreement.

Direct benefits: The Company grants to its Chief Officers, monthly, on the 25th of each month or the first prior business day, an amount equivalent to the meal vouchers established for the employees in the Collective Work Agreement, relative to the subsequent month, electronically (Meal Card credits), based on the co-participation as per the salary levels.

The Company gives its Chief Officers optional membership of a Group Life Insurance Policy paid for totally by the Company.

The Company gives its Chief Officers optional participation in a Private Pension Plan. The contribution to the Private Pension Plan is partially paid for by the Chief Officer himself — 50%, and the other 50% is paid by the Company.

The Company gives its Chief Officers coverage of a Health Plan and a Dental Plan, optionally, being paid for totally by the Company. In the case of dependents, the amount is totally paid by the Chief Officer.

The Company grants its Directors, as a mere generosity, monthly payment of contribution to the FGTS.

The purpose of the concession of these direct benefits is to make the remuneration package more attractive, complementing the fees and the legal benefits of the Chief Officers, functioning also as a motivational strategy tool in relation to the Managers, since the mandatory charges on payroll that are such a burden for hiring do not apply to the amount paid.

Indirect benefits: The Company does not offer indirect benefits to the members of the Executive Board.

c) The Audit Board

In accordance with the provisions of Paragraph 3, Article 162, of Law 6404/76, the remuneration of the members of the Audit Board is set by the General Meeting of Stockholders that elects it and cannot be less, for each sitting member, than 10% (ten per cent) of what, on average, is attributed to each Chief Officer, not computing benefits, representation fees and shares in the Company’s profit. The members of the Audit Board are entitled to the fixed monthly remuneration based on the legal minimum, plus an annual bonus equivalent to one full monthly remuneration.

The fixed remuneration (12 monthly remunerations plus an annual bonus of one remuneration) for the members of the Audit Board aims to compensate the time dedicated to the performance of their functions and to their contributions to the Company, established based on assessment of their duties and responsibilities, also making it possible for performance to be requested, in counterpart, from each one of its members.

Direct benefits: The remuneration of the sitting and substitute members of the Audit Board who are residents in other municipalities than that of the Company’s head office, as well as reimbursement, which is obligatory, of expenses of air travel and accommodation necessary to appear at the meetings and perform their functions, have a fixed support cost, equivalent to approximately 10% (ten per cent) of the total monthly remuneration of a Board Member, for each meeting at which they attend. This cost support aims to pay for expenses of land-based travel and meals.

Indirect benefits: The Company does not offer indirect benefits to the members of the Audit Board.

d) The Board Support Committee.

All the substitute members of the Board of Directors who are on the Board of Directors Support Committee, other than the Board Members who exercise the position of Chief Officers, receive additional and specific remuneration due to the fact that they take part in the Committee, equivalent to the remuneration established for the Sitting Board Member.

The remuneration is divided into a pre-determined component and a component in proportion to attendance, the pre-determined component being set at 50% (fifty per cent) of the stipulated monthly remuneration of sitting Board Members. The component proportional to attendance is represented by the other 50% (fifty per cent) of the monthly remuneration stipulated divided into jetons paid. If there is more than one meeting in the month a jeton is divided proportionately to the number of meetings held, if there is no meeting in the month, the total monthly remuneration is paid; if there is a meeting in the month and the member of the Board of Directors Support Committee does not attend it, the portion relative to the jeton will not be payable, and only the fixed portion will be received.

The pre-determined remuneration (12 monthly remunerations) for the members of the Board of Directors Support Committee aims to compensate the time dedicated to the performance of their functions and their contributions to the Company, established based on assessment of their duties and responsibilities, also making it possible for effort and performance to be requested from each one of their members.

The remuneration proportional to attendance aims to motivate the members of the Committee to attend the meetings that are called, so as to guarantee an effective participation in the conduct of business and effective performance of their functions of support to the Board of Directors.

Direct benefits: The remuneration of the sitting and substitute Members of the Board of Directors Support Committee who are resident in other municipalities than that of the head office of the Company, as well as the reimbursement, which is obligatory, of the expenses of air travel and accommodation necessary for their attendance at the meetings or carrying out their functions, includes as cost support the equivalent of, approximately, 10% (ten per cent) of the total monthly remuneration of the Member, for each meeting they attend. This cost support aims to pay for expenses of land-based travel and meals.

Indirect benefits: The Company does not offer indirect benefits to the members of the Board of Directors Support Committee.

e) Committees of the Board of Directors

No additional direct or indirect remuneration or benefit is paid to the sitting or substitute members of the Board of Directors for participation in the other committees of the Board of Directors.

ii. What is the proportion of each element in the total remuneration

In the 2010 business year, for the Audit Board the fixed remuneration represents 100% of the total annual remuneration.

In the 2010 business year, for the Board of Directors, the annual fixed remuneration corresponds to 76% (seventy six per cent) of the total remuneration. The variable remuneration (Shares in Profits and Results) corresponds to 24% (twenty four per cent) of the total annual remuneration.

In the 2010 business year, for the Board of Directors Support Committee, the fixed remuneration represents 100% of the total annual remuneration.

In the 2010 business year, for the Executive Board, the annual fixed remuneration corresponds to 78% (seventy eight per cent) of the total remuneration. The variable remuneration (Share in Profits and Results) corresponds to 22% (twenty two per cent) of the total annual remuneration.

iii. Methodology of calculation and adjustment of each one of the elements of the remuneration

The amounts of remuneration paid by the Company to its managers are established in General Meeting of Stockholders.

There is no methodology of adjustment established for the remuneration paid by the Company to its managers.

iv. Reasons for the composition of the remuneration

The composition of the remuneration is justified solely and exclusively on the basis of the proposal by the majority stockholder, the State of Minas Gerais, approved by the Ordinary and Extraordinary General Meetings of Stockholders held on April 29, 2010.

Further, the Ordinary and Extraordinary General Meetings of Stockholders of April 29, 2010 decided to allocate an Annual Global Amount to be distributed for composition of the portions of remuneration of the Board of Directors, the Support Committee, the Executive Board and the Audit Board.

c. Principal indicators of performance that are taken into consideration in the determination of each element of the remuneration

For the variable remuneration of the Executive Board and the Board of Directors, the indicators of corporate performance are taken into account, the targets for which are defined by the Annual Budget and by the Corporate Strategic Planning, being monitored by Balanced Scorecard (BSC).

The payment of Shares of Profit and Results is negotiated annually in the Collective Agreement.

The Company constitutes a Working Group with representatives of the Union Entities that sign agreements with the Company and representatives of Cemig, to establish the corporate targets and other conditions that are used for the distribution of the Share of Profits and Results. The setting of the Corporate Targets is a prior condition for distribution of any amount under Share of Profits and Results, subject to the following:

•                  When the targets are met, Cemig will allocate an amount whose basis of calculation is 3.0% (three per cent) of the ROC [Cemig Operational Revenue] for distribution in the proportion of 50% (fifty per cent), in a linear form, and 50% (fifty per cent), proportional to salaries.

•                  If the agreed targets are exceeded and there is a consensus as to the form of distribution, Cemig will distribute an additional percentage of the ROC.

•                 For the Profit Sharing of 2009, the payment of which is made in 2010, the targets will be associated with the following indicators:

I.                 TFTp — The accident rate for own employees, to be applied to Cemig’s own staff.

This indicator expresses the number of work accidents resulting in time away from work, per million hours worked. It is defined as the number of work accidents per million man-hours of exposure to risk, in a given period. To calculate this indicator, only work accidents causing time off work are included, and every hour worked by Cemig’s own employees is included as an hour of exposure to risk. The TFTp is calculated as follows:

TFTp = (number of accidents with time off work – own personnel) x 106

Man-hours worked – own personnel

The objective of this indicator is to stimulate the culture of Safety, through the practice of secure work methods.

II.             MSO — Expenses on material, services and others, calculated monthly through the expenditure realized and accumulated year-to-date, including the costs of Material, services and Others, appropriated in Operational Expense in Cemig, accounted through Cemig’s SAP/R3 computational system. The objective of this indicator is to stimulate the quest for operational efficiency, through the realization of efficient expenses.

III.         ROC-2009  — Cemig’s Operational Revenue in 2009, defined as the final result on line 42 (forty two) — “remuneration obtained, R$”, in the Quarterly Information (ITR), relating to the actual data up to the month of December 2009, which comprises the “annual Return of Information (PAC)”, sent to the Concession-granting Power, for approval. The objective of this indicator is to stimulate the quest for corporate results.

IV.         Number of Saidi or Saifi groups exceeded, taking into account the history of violations and the Company’s planning. The analysis should consider the results sent monthly to Aneel. The number of groups exceeded indicates the number of groups with Saidi and Saifi indicators outside the limits set by Aneel and calculated in accordance with Aneel Resolution 660/2003. The object of the use of this indicator is the quest for quality, stimulating the reduction in the number of groups with violations of targets.

V.             Individual Result Indicator, Attendance: Measured by annual absenteeism (ABT) — number of hours lost, by the employee, in the year. It indicates the number of hours that the employee was partially or totally absent from work. It is calculated through the sum of the hours of absence from work of each employee, during the year, found in the SAP R3 computational system. The objective of this indicator is to stimulate individual commitment, through the reduction of individual absenteeism.

d. How the remuneration is structured to reflect changes in the performance indicators

Performance indicators are not applied in the determination of the fixed remuneration of the Company’s managers.

The payment of Shares in Profit and Results of the Company to members of the Executive Board and the Board of Directors is determined annually by the Company’s Executive Board. The criteria used are the same ones established for payment to the other employees, as per negotiation established in a Specific Collective Agreement. The value of the variable remuneration attributed to the managers and employees is based on the Company’s results.

Each year Cemig and the union entities sign a Specific Collective Agreement for the distribution of profits and results and, by free negotiation, the criteria, rules, indicators of results and targets that will govern the Participation in Profits and Results. The targets applicable to the Company are determined in the annual budget defined by the Corporate Strategic Planning, monitored through the Balanced Scorecard (BSC).

Thus, any change in the items of the variable remuneration referred to as Sharing of Profits and Results is directly related to the Company’s performance and reaching of the targets in the period of evaluation.

e. How the remuneration policy or practice aligns with the short-, medium- and long-term interests of the issuer

The Company’s remuneration policy incorporates elements of alignment to the interests of the Company, in the short, medium and long term. The short-term results, considered as the annual results, are aligned with the Company’s remuneration policy in relation to payment of the variable remuneration referred to as Sharing of Profits and Results. In this case, the Company’s results during the year will define the amount and be attributed to each manager member of the Board of Directors and the Executive Board.

The alignment in the medium and long term is the result of the element: consistency, in compliance with the targets relative to the principal indicators, on an annual basis.

f. Existence of remuneration paid by subsidiaries or by direct or indirect controlling stockholders

The remuneration of the members of the Executive Board and the Board of Directors is paid by the Company.

No remuneration of managers is paid by direct or indirect controlling stockholders of the Company.

g. Existence of any remuneration or benefit linked to the occurrence of any corporate event, such as disposal of stockholding control of the issuer

There is no remuneration or benefit linked to the occurrence of any corporate event, such as disposal of stockholding control of the Company

13.2 Total of the remuneration of the Board of Directors, the statutory directors and the Audit Board

Total remuneration for the business year, at 31/12/2010 — Annual amounts

	Board of Directors	Support Committee	Statutory Directors	Audit Board	Total
No. of members	13.00	4.58	9.00	5.00	31.58
Annual fixed remuneration
Salary or “pro-labore” payment	369 408.00	123 017.59	2 432 117.53	139 948.78	306 4491.9
Direct and indirect benefits	74 984.52	26 436.85	802469.23	28 840.2	932 730.8
Participation in committees	369 408.00	123 017.59	0.00	0.00	492 425.59
Other	59 594.69		439 292.03	11 642.65	510 529.37
Variable remuneration
Bonus	0.00		0.00	0.00	0.00
Share of profit and results	274 719.74		1000126.27	0.00	1 274 846.01
Participation in meetings	0.00		0.00	0.00	0.00
Commissions	0.00		0.00	0.00	0.00
Other	0.00		0.00	0.00	0.00
Post-employment	0.00		0.00	0.00	0.00
Leaving of post	0.00		0.00	0.00	0.00
Share-based	0.00		0.00	0.00	0.00
Total of the remuneration	1 148 114.95	272 472.03	4 674 005.06	180 431.63	6 275 023.67

Remuneration specified for the current business year — 2011:

Total remuneration for the business year, at 31/12/2011 — Annual amounts

	Board of Directors	Support Committee	Executive Board	Audit Board	Total
No. of members	13.00	6.00	11.00	5.00	35
Annual fixed remuneration
Salary or “pro-labore” payment	475 090.20	219 261.60	4 020 000.00	182 727.00	4 897 078.80
Direct and indirect benefits	79 831.44	36 845.28	1 035 833.07	30 704.40	1 103 382.75
Participation in committees	475 090.20	219 261.60	0.00	0.00	694 351.80
Others	79 181.70	0.00	335 000.00	15 227.25	414 181.70
Variable remuneration
Bonus	0.00		0.00	0.00	0.00
Share of profit and results	212 598.32	0.00	922 474.77	0.00	1 135 073.09
Participation in meetings	0.00		0.00	0.00	0.00
Commissions	0.00		0.00	0.00	0.00
Others	0.00		0.00	0.00	0.00
Post-employment	0.00		0.00	0.00	0.00
Leaving of post	0.00		0.00	0.00	0.00
Share-based	0.00		0.00	0.00	0.00
Total of the remuneration	1 241 960.42	475 368.48	6 313 307.84	213 431.40	8 244 068.14

13.3 Variable remuneration of the Board of Directors, the statutory directors and the Audit Board

The payment of profit shares is carried out in corporate form and on the same basis as the employees and linked to corporate performance indicators that are negotiated with the unions.

The variable remuneration for the Executive Board and the Board of Directors is named Sharing in Profits and Results of the Company, and its payment is determined annually by the Company’s Executive Board. The criteria used are the same ones established for the payment of the other employees, as per negotiation established in a Specific Collective Agreement. The members of the Audit Board and of the Support Committee do not receive variable remuneration nor Share of Profits and Results.

Year 2010	Board of Directors	Statutory Directors
Number of members	15	09
Minimum amount specified in the remuneration plan	19 606.11	85 952.42
Maximum amount specified in the Variable Remuneration Plan	25 481.38	133 986.06
Amount specified in the Variable Remuneration plan — Targets met	25 481.38	133 986.06 for CEO 111 866.74 for Chief Officer
Amount in fact recognized in result of last 3 business years	274 719.74	1 000 126.27

Note:

•                  For calculation of the maximum and minimum value, managers who were in the Company during the whole of the year 2010 were used.

•                  The criteria used for calculation of the Sharing of Results paid in the year 2010:

1)              3.0% of Profit from the Activity in 2009, paid 50% proportionally and 50% in linear form.

2)              R$ 5,000.00 (five thousand Reais) or 0.70 (zero point seven zero) times the remuneration, whichever is greater.

3)              2.0 (two) remunerations, in the form proportional to the remuneration of each employee, in effect in November 2010, plus 0.64 (zero point six four) of a remuneration or R$ 4,600.00 (four thousand six hundred Reais), whichever is greater.

Expected information specified for the current business year — 2011:

Year 2011	Board of Directors	Statutory Directors
Number of members	15	11
Minimum amount specified in the remuneration plan	11 701.45	87 510.25
Maximum amount specified in the Variable Remuneration Plan	11 701.45	102 392.77
Amount specified in the Variable Remuneration plan — Targets met	11 701.45	102 392.77 for CEO; 87 510.25 for Chief Officer
Amount in fact recognized in result of last 3 business years	0.00	0.00

Note:

•                  For the calculation of the maximum and minimum values managers who attended during the whole of the year of 2011 have been considered.

•                  The criteria used for calculation of the Share of Results to be paid in the year 2011:

1)              3.0% of the Result of the Activity of 2010 being paid 50% proportionally and 50% in linear form, as specified in the Collective Work Agreement for 2010-11.

2)              2.00 (two) times the remuneration, proportionately to the remuneration proposed for 2011.

13.4 Share-based remuneration plan for the Board of Directors and the statutory directors.

There is no share-based remuneration plan for the Board of Directors and the Executive Board

13.5 — Participation in shares, units or other convertible securities, held by the managers and members of the Audit Board — by body

CEMIG

31.12.2009	Number of ON shares:	Number of PN shares
Board of Directors	7902	438
Statutory Directors	9	436
Audit Board	0	0
Total	7911	874

LIGHT

31.12.2009	Number of ON shares
Board of Directors	2
Statutory Directors	2
Audit Board	0
Total	4

TAESA

31.12.2009
Board of Directors	2	0
Statutory Directors	3	0
Audit Board	0	0
Total	5	0

13.6 — Share-based remuneration of the Board of Directors and the statutory Directors

There is no share-based remuneration plan for the Board of Directors and the statutory Directors.

13.7 — Information on the open options held by the Board of Directors and the statutory Directors

Not applicable, because there is no share-based remuneration plan for the Board of Directors or the statutory Directors.

13.8 - Options exercised and shares delivered in relation to the share-based remuneration of the Board of Directors and the statutory directors:

Not applicable, because there is no share-based remuneration plan for the Board of Directors or the statutory Directors.

Summary description of the information necessary for understanding of the data disclosed in items 13.6 to 13.8, such as the explanation of the method of pricing of the value of the shares and the options:

Not applicable, because there is no share-based remuneration plan for the Board of Directors or the statutory Directors.

13.10 — Information on the pension plans granted to the members of the Board of Directors and statutory directors:

Body	Statutory Directors	Board of Directors	Audit Board
Number of participants	8	0	0
Name of the plan	Forluz	Forluz	Forluz
Number of managers qualifying to retire	0	0	0
Qualifying for early retirement	0	0	0
Updated amount of the accumulated contributions to the pension plan up to the close of the last business year, less the proportion relative to contributions made directly by the managers (1)	R$ 495 091.81	R$ 0.00	R$ 0.00
Total updated amount of the contributions made during the last business year, less the proportion relative to the contributions made directly by the managers (2)	R$ 363 339.45	R$ 0.00	R$ 0.00
Is early redemption possible and on what conditions (3)

Early redemption is possible.

Minimum of 10 years of contribution to Forluz, 25 years of contribution to the INSS for a woman or 30 years for a man, as per requirements of the regulations of Forluz itself. .

Early redemption is possible.

Minimum of 10 years of contribution to Forluz, 25 years of contribution to the INSS for a woman or 30 years for a man, as per requirements of the regulations of Forluz itself. .

Early redemption is possible.

Minimum of 10 years of contribution to Forluz, 25 years of contribution to the INSS for a woman or 30 years for a man, as per requirements of the regulations of Forluz itself. .

(1)

The contributions of the Executive Board and Boards to the private pension plan entity were authorized in 2009. The amount stated refers to the total Contribution made in 2009 and 2010 by the sponsor plus the Profitability found on the amounts reverted to the retirement account of the Chief Officer.

(2)	The amount informed refers to the Total Contribution made in 2010 by the sponsor plus the Profitability earned in 2010 on the amount reverted to the retirement account of the Chief Officer.
(3)	Using the conditions established by the Regulations of Forluz — Plan B (time of contribution and minimum age 55 years).

13.11 Maximum, minimum and average individual remuneration of the Board of Directors, the statutory directors and the Audit Board (annual amounts)

Comments

	Statutory Directors			Board of Directors			Support Committee	Audit Board
	31/12/10	31/12/09	31/12/08	31/12/10	31/12/09	31/12/08	31/12/10	31/12/10	31/12/09	31/12/08
No. of members	9.00	8.33	7.17	13.00	12.75	12.08	4.58	5.00	5.00	5.00
Amount of highest remuneration (R$)	614,319.75	567,308.99	607,789.43	91,239.35	83,738.70	96,791.78	62600.04	36552.04	36,700.48	36,335.16
Amount of lowest remuneration (R$)	495,368.60	424 825.90	492,556.86	84,171.95	55,399.96	93,217.28	54312.04	36552.04	36,700.48	36,335.16
Average remuneration (R$)	519,333.90	456 729.43	525,806.42	88,316.53	83,000.41	96,565.65	59491.71	36086.33	36,048.02	36,295.56

Statutory Directors

The member with highest remuneration carried out his functions during the whole year of 2010.

Board of Directors

The member with the highest remuneration carried out his functions during the whole of the year of 2010.

The amount was calculated excluding members of the Board who did not exercise their functions during the whole of the year 2010.

5 Board Members exercised their functions for five months, one for seven months, one for five months and five for seven months

Support Committee

The member with the highest remuneration exercised his functions during the whole of the year 2010.

The amount was calculated with the exclusion of a member of the Board who did not exercise his function during the whole of the year 2010.

Five Board Members exercised their functions for five months, one for seven months, one for five months and five for seven months.

The Audit Board

The member with highest remuneration exercised his functions during the whole of the year 2010.

The amount was calculated excluding members of the Board who did not exercise their functions during the whole of the year 2010.

One Board Member exercised his function for seven months and one for five months.

13.12 — Mechanisms of remuneration or indemnity for managers in the event of being removed from office or retirement

There is a provision for payment of indemnity corresponding to 40% of the balance on the FGTS account in the case of dismissal. Only those Chief Officers who are exonerated from their position before the end of the period of office are entitled to this penalty payment, in view of its indemnity character, and this understanding cannot be applied if the removal from office takes place at the request of the Chief Officer himself.

Cemig makes the deposits of FGTS for its Chief Officers and, considering the legal understanding contained in Opinion JR-1809/2002 of December 13, 2002 that the penalty payment should be applied on deposits made during the period of office of the Chief Officer to those who were employees of the Company, the right was extended to those Chief Officers who were not employees, in accordance with the constitutional principle of equality.

13.13 — Percentage of the total remuneration held by managers and members of the Audit Board who are parties related to the controlling stockholders

The percentages, for the last three business years, were:

Executive Board:	0%
Board of Directors:	21%
Audit Board:	10%

13.14 — Remuneration of managers and members of the Audit Board, grouped by body, received for any reason other than the function they occupy

None. Only the fees.

13.15 — Remuneration of managers and members of the Audit Board recognized in the accounts of direct or indirect controlling stockholders, companies under joint control or parent companies of the issuer

Remuneration criteria

Members	They are remunerated, directly or indirectly, by controlling stockholders of the issuer, companies under joint control and parent companies of the issuer	Specification of the security relating to the remunerations attributed to the respective members cited.	2009 (R$)	2008 (R$)	2007 (R$)
Board of Directors	1 sitting member and 3 substitute members	They are public employees or hold positions of trust in the State	523,417	327,264	237,473
Audit Board	1 substitute member	He is a public employee or holds a position of trust in the State	247,412	223,443	153,082
Executive Board	No member	No member	0	0	0

13.16 — Other material information

The remuneration of the Managers and Members of the Audit Board to be proposed at the Extraordinary and Ordinary General Meetings of Stockholders to be held, concurrently, on April 29, 2011, for Cemig, Cemig D and Cemig GT will be:

Global Annual Amount for Remuneration of the Management and the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, in the amount of up to R$ 16,400,000.00 (sixteen million, four hundred thousand Reais), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan in force for the employees of the Company, the Chief Executive Officer to receive monthly fees of R$ 35,000.00 (thirty five thousand Reais) and the other Directors, individually, the amount of R$ 30,000.00 (thirty thousand Reais); and the present amounts received by the Chief Officers as paid leave, bonuses and other benefits of any nature are adjusted, consequently, in the same proportion.

The monthly remuneration of each one of the members of the Board of Directors shall be equivalent to 20% (twenty per cent) of that which, on average, a Chief Officer of the Company receives, that is to say, R$ 6,090.91 (six thousand and ninety Reais and ninety one centavos).

The monthly remuneration of each sitting member of the Audit Board shall be equivalent to 10% (ten per cent) of that earned, on average, by a Chief Officer of the Company, that is to say, R$ 3,045.45 (three thousand and forty five Reais and forty five centavos) excluding the benefits in accordance with the law.

The criteria and forms of payment have not been changed.

9.     Summary of decisions of the 506th Meeting of the Board of Directors — CEMIG, March 28, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

MEETING OF THE BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 506th meeting, held on March 28, 2011, decided as follows:

1.     Technical feasibility study for the purposes of posting of tax credits in accounting records.

2.     Report of Management and Financial Statements for the year 2010.

3.     Proposal for allocation of the 2010 profit.

4.     Changes to the Bylaws to change the names of the Chief Officers’ Departments:

•      From:      Department of New Business Development and Corporate Control of Subsidiaries and Affiliates

To:  Department of New Business Development

•      From:      Department of Finance, Investor Relations and Financial Control of Holdings

To:  Department of Finance and Investor Relations.

5.     Orientation of votes by the representative of Cemig in the 2011 Annual General Meetings of Stockholders of Cemig D and Cemig GT.

6.     Convocation of Ordinary and Extraordinary General Meetings of Stockholders.

7.     Signing of an amendment to a contract for financing with funds from the FNO (Constitutional Financing Fund for the North).

8.     Increase in the limit for issuance of ADRs (American Depositary Receipts) on the New York Stock Exchange.

9.     Contracting of guarantee and counter-guarantee insurance.

10.   Signing of an amendment to an indemnity agreement, with BIP Netherlands Holding B.V. (BIP NL).

11.   Indicative non-binding bid for acquisition of generation assets by Cemig GT.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.